SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 24, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Amended Materials for the Annual General Meeting of Shareholders.

EXPLANATORY NOTE

Due to clerical errors in an annex to the Proxy Statement for the Annual General Meeting of Shareholders (the “Proxy Statement”) initially furnished to the Securities and Exchange Commission under a Form 6-K dated June 20, 2013, we have corrected the said annex and are furnishing an amended Proxy Statement under this Form 6-K/A. The amended Proxy Statement filed under Form 6-K/A entirely replaces the initial Proxy Statement, which may be disregarded.

Rosh Ha’ayin, Israel
June 20, 2013

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on Thursday July 25, 2013 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2012, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2012;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2012 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg (collectively, the “Directors”); to approve that no change will be made to the compensation terms of the Directors (not including Mr. Shlomo Rodav) and of Ms. Osnat Ronen; to approve that the Directors and Ms. Osnat Ronen will continue to benefit from the Company's D&O insurance policy; and to approve and ratify (subject to the adoption of Resolution 7 below) indemnification of the Directors (not including Mr. Arie (Arik) Steinberg).

(5)	to approve a compensation policy for the Company's office holders;

(6)	to approve a registration rights agreement between the Company and S.B. Israel Telecom Ltd.; and

(7)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov,  (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar, and (ix) Mr. Elon Shalev.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter is required for the approval of any of items no. 1, 4(i) and 4(iii) on the agenda. No vote is required in connection with the discussion of items 2-3 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items no. 4(ii), 4(iv), 5, 6 and 7(i)-7(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”), “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Only shareholders of record at the close of business on June 26, 2013 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

The Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005) state that shareholders who will not attend the AGM in person may vote with respect to items no. 4-7 on the agenda by completing the second part of the Hebrew form of the Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items no. 1-3 on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of such regulations), and an English convenience translation of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company Secretary, at the address stated above) in respect of items no. 4-7 on the agenda, no later than ten (10) days following the Record Date (July 6, 2013). The deadline for submission of the Board of Directors’ response to such position notices is July 13, 2013. The Hebrew form of the Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and an English convenience translation of the documents is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the aforementioned form of Deed of Vote (either the Hebrew or the English version) distributed herewith and to return it promptly (and in any event at least seventy two (72) hours prior to the time of the AGM) to the Company at its address above.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least seventy two (72) hours prior to the time of the AGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned to Thursday August 1, 2013, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda) (if any).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following prior coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on Thursday July 25, 2013 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(1)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(2)
to discuss the auditor’s remuneration for the year ended December 31, 2012, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2012;

(3)	to discuss the Company’s audited financial statements for the year ended December 31, 2012 and the report of the Board of Directors for such period;

(4)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg (collectively, the “Directors”); to approve that no change will be made to the compensation terms of the Directors (not including Mr. Shlomo Rodav) and of Ms. Osnat Ronen; to approve that the Directors and Ms. Osnat Ronen will continue to benefit from the Company's D&O insurance policy; and to approve and ratify (subject to the adoption of Resolution 7 below) indemnification of the Directors (not including Mr. Arie (Arik) Steinberg).

(5)	to approve a compensation policy for the Company's office holders;

(6)	to approve a registration rights agreement between the Company and S.B. Israel Telecom Ltd.; and

(7)
to approve and ratify the grant of Indemnification Letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov,  (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar, and (ix) Mr. Elon Shalev.

A form of a Deed of Vote (Hebrew and English versions) for use at the AGM (either the Hebrew or the English version) is distributed herewith. With respect to Items no. 4-7 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”) and Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005). Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the Hebrew or the English version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two (72) hours prior to the time of the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, the afore-mentioned Hebrew version of the Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of the Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of the Deed of Vote (the Hebrew version or the English version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 26, 2013, will be entitled to participate in and vote at the AGM. Proxies are being distributed to shareholders on or about June 20, 2013; however, certain of our officer holders, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 19, 2013, the Company had outstanding 155,652,529 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Company's Articles of Association, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of ADSs are not registered in the Company’s Shareholders Register but may instruct the Depositary, Citibank, N.A., as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their ADSs in the manner and to the extent provided in the Depositary Agreement governing the ADSs.

ITEMS 1 AND 2

RE-APPOINTMENT OF AUDITOR AND DISCUSSION OF ITS
REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2012, and its affiliates will be NIS 2,905 thousand for audit fees (including SOX audit), NIS 340 thousand for audit-related fees, and NIS 355 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2012, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolution be adopted:

1.	“RESOLVED: to re-appoint the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

It is proposed that at the AGM the following matter be discussed:

2.
“The remuneration of the auditor and its affiliates for the year 2012 as determined by the Audit Committee and by the Board of Directors and the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 2.

ITEM 3

DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2012, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions of shareholders.

 It is proposed that at the AGM the following matter be discussed:

“The audited financial statements of the Company for the year ended December 31, 2012 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 3.

ITEM 4

RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL OF
COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the “Founding Israeli Shareholders”). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen served as a General Partner of Viola Private Equity from January 2008 until March 2013. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group, where she was responsible for the Group’s Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, Ms. Ronen served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen served on the Boards of Directors of the following companies: the Paz Group, Direct-I.D.I. Insurance Company Ltd., Leumi Card Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently Ms. Ronen serves as a director on the Board of Directors of the following companies: Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd. and Fox-Wizel Ltd. Ms. Ronen holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (the “Israeli Securities Law”) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she continues to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the close of the coming annual general meeting and may be re-elected. Accordingly, following the completion of the change of control transaction on January 29, 2013 between S.B. Israel Telecom Ltd. (“S.B.”) and Scailex Corporation Ltd. (“Scailex”) in accordance with the Share Purchase Agreement entered into on November 30, 2012 between Scailex and S.B. (the “Share Purchase Agreement”), the Board of Directors has elected Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Elon Shalev, as of January 29, 2013, as directors of the Company (the “New Directors”). The service of the New Directors was recommended by S.B. As reported in 2012 by Scailex, S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them). Additionally, subject to the provisions of any law, S.B. and Scailex agreed to take all action, including their voting power in the shareholders meetings of Partner, to ensure that the composition of Partner's Board of Directors will generally be: a majority of candidates recommended by S.B. and two candidates recommended by Scailex (as long as the cumulative holdings of Scailex and its related parties in Partner is equal to 10% or more of Partner's share capital, or one candidate if such holdings are less than 10% but equal to or greater than 5%, or no candidate if such holdings are less than 5%).

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed to re-elect these directors until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director, to the service of Mr. Barry Ben Zeev (Woolfson) as an external director (Dahatz) of the Company and to the service of  Dr. Michael Anghel as an external director (Dahatz) of the Company.

                The Company's Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Shlomo Rodav, Dr. Michael Anghel, Mr. Ilan Ben-Dov, Mr. Barry Ben Zeev (Woolfson), Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Yahel Shachar and Mr. Arie Steinberg were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with recent Amendment No. 20 to the Israeli Companies Law), including the following: (a) that other than the Chairman of the Board of Directors (to be considered in the future), the directors' compensation should, generally, be in unified amounts (or calculated in a unified manner according to number of meetings, as the case may be) (as customary), and it is not appropriate to adjust it to the circumstances of each director individually; (b) that the Compensation (as defined below) proposed to the directors is appropriate considering their role, the responsibility imposed on them and considering the education, qualifications, expertise and professional experience and accomplishments of each of the directors; (c) that the Compensation should be set according to quantifiable criteria; (d) that as the directors do not hold full-time positions in the Company and as part of the final amount of the Compensation is not yet known (calculated based on participation in meetings), it is irrelevant to compare the Compensation to the compensation of Company employees (or the employees of manpower contractors who are working for the Company); (e) that the Compensation currently payable to directors does not include capital or variable components; (f) that it is meaningless to require a director to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements, as the Compensation is dependent only on the number of meetings; and (g) following approval of the Compensation by the shareholders, it is not appropriate that the directors will have discretion to reduce or otherwise change their own compensation without shareholders' approval.

The Compensation Committee and Board of Directors have noted that paying the proposed Compensation is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities. They also noted that paying the proposed Compensation is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

It should be noted that the proposed Compensation plan for the Company's directors is in accordance with the proposed Company's Compensation Policy for office holders as described in item 5 below and in line with Amendment No. 20 to the Israeli Companies Law.

The Compensation Committee and Board of Directors have noted the respective personal interests of the Directors and of Ms. Osnat Ronen.

The Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM, (a) to approve that no change will be made to the compensation of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg, commencing from the close of the AGM, for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders, (the “Compensation”); (b) to approve that no change will be made to the reimbursement of reasonable expenses in connection with the performance of their role as directors of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg; and (c) to approve that as previously approved by the shareholders, the Directors and Ms. Osnat Ronen will continue to benefit from the Company's D&O insurance policy

The Compensation Committee and Board of Directors have approved and ratified, and recommended to the shareholders at the AGM, to approve and ratify,  subject to the adoption of the pertinent part of Resolution 7 below, that each of the following directors: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev will be granted an indemnification letter. In addition, the Compensation Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue in full force and effect.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Mr. Shlomo Rodav	Director and Chairman of the Board of Directors
Mr. Ilan Ben-Dov	Director
Mr. Adam Chesnoff	Director
Mr. Fred Gluckman	Director
Mr. Sumeet Jaisinghani	Director
Mr. Yoav Rubinstein	Director
Mr. Arieh Saban	Director
Mr. Yahel Shachar	Director
Mr. Elon Shalev	Director
Mr. Arie Steinberg	Director

Mr. Shlomo Rodav was appointed to the Board of Directors of Partner effective as of January 29, 2013, following which he was appointed as Chairman of the Board of Directors and is currently a member of the Security Committee. Mr. Rodav has served since 1990 and until 2007 as Chairman of the Board of Directors and as of 2007 as a director of Kerur Holdings Ltd., Jafora-Tabori Ltd., Tapugan Industries Ltd. (in Tapugan until 2011) and Israel Lighterage & Supply Co. Ltd. and as a director on the Board of Directors of Metzad Ateret Ltd. From 1994 until 2011 Mr. Rodav served as a director and CEO of Waste Management Israel Ltd. and from 2000 until 2003 as a director and CEO of InirU Israel Ltd. and InirU Wireless Inc. From 2003 to 2005, Mr. Rodav served as Chairman of the Board of Directors and CEO (CEO during 2004-2005) of Gilat Satellite Networks Ltd. Between 2007 and 2011, he served as Chairman of the Board of Directors of Bezeq Israel Telecommunication Company Ltd., Pelephone Communications Ltd., Bezeq International Company Ltd., Bezeq Online Ltd., DBS Satellite Services (1998) Ltd. (yes), and Walla Ltd. and between 2011 and 2012 as Chairman of the Board of Directors of Tnuva Ltd., and its subsidiaries. Mr. Rodav holds a B.A. in Economics from Tel-Aviv University and an M.B.A. degree from Columbia University. To the best knowledge of the Company and the Company's Directors, Mr. Rodav is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Ilan Ben-Dov was appointed to the Board of Directors of Partner in October 2009 and served as Chairman of the Board of Directors of the Company since November 1, 2009 until January 29, 2013. Mr. Ben-Dov serves as Chairman of the Board of Directors of Scailex Corporation Ltd. and Suny Electronics Ltd. and previously had served as Suny's Joint Chief Executive Officer for approximately fifteen years (until May 2009). He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben-Dov Investments Ltd., I. Ben-Dov Investments Ltd., Harmony (Ben-Dov) Ltd., and of subsidiaries of Suny. Mr. Ben-Dov served as Chairman of the Board of Directors of Tao Tsuot Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben-Dov is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia; a member of the Board of Commissioners of MNC Ltd., an Indonesian media company; and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in Economics and Management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer of Saban Capital Group, Inc. In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience prior to joining Saban Capital Group includes international and domestic advisory work in the London and Southern California practices of Deloitte.  Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations. Mr. Gluckman is a CPA and holds a BS in Economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Jaisinghani is a Director at Saban Capital Group, Inc. (“SCG”), is responsible for its principal investment activities in Asia and is head of its Singapore office. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee. Mr. Jaisinghani played a key role in SCG’s investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee. Mr. Jaisinghani was also involved with SCG’s controlling investment in Bezeq Telecommunications Company Ltd. until its sale in April 2010. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (yes), Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Yahel Shachar was appointed to the Board of Directors of Partner in October 2009 and is currently a member of the Security Committee. Mr. Shachar has served for the last six and a half years as Chief Executive Officer of Scailex Corporation Ltd. (he joined Scailex in December 2001 as Chief Financial Officer) and for the last three years as the Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar serves as Chairman of the Board of Directors of Tapuz Anashim Ltd. Before joining Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University, an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations. To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Shalev serves as Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to Saban Capital Group. Mr. Shalev was the founder of Channel 2 news and from 1993 to 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and from 2000-2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group. From 2004-2012, Mr. Shalev served as Chairman of the Board of Directors of Logia Ltd., a mobile content solutions provider. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. degree in Political Science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

Mr. Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999 - 2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group as well as a director of Maalot - Israel’s rating company (business partner of S&P). Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co., owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: to approve that (A) no change will be made to the Compensation of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; (B) no change will be made to the reimbursement of reasonable expenses of the directors listed above;  and (C) the directors listed above and Mr. Shlomo Rodav will continue to benefit from the Company's D&O insurance policy;

(iii)
RESOLVED: to approve that (A) no change will be made to the Compensation of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; (B) no change will be made to the reimbursement of reasonable expenses of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; (C) Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue to benefit from the Company's D&O insurance policy; and (D) the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue in full force and effect;

(iv)
RESOLVED: to approve and ratify, subject to the adoption of the pertinent part of Resolution 7 below, the grant of an indemnification letter to each of the following directors: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; and

(v)	RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items no. 4(i) and 4(iii) on the agenda. The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of items no. 4(ii) and 4(iv) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law, “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of items no. 4(ii) and 4(iv) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to these items. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5

APPROVAL OF A COMPENSATION POLICY FOR THE COMPANY'S
OFFICE HOLDERS

The Israeli Companies Law was recently revised by Amendment No. 20 (“Amendment 20”), which has effected substantial revisions in the manner that Israeli companies like us may compensate directors and other Office Holders (as such term is defined in the Israeli Companies Law, each an "Office Holder").

We propose adopting hereby, pursuant to the provisions of Amendment 20, a compensation policy for our Office Holders, substantially in the form attached hereto as Annex “C” (the "Compensation Policy” or the "Policy”). For the shareholders' convenience, attached hereto as Annex “D” is an English convenience translation of the binding Hebrew Compensation Policy.

The Terms of Office and Employment1 of our Office Holders are to be determined on the basis of the Compensation Policy (the “Compensation" or the “Compensation Plan”) and shall be submitted for approval by our Compensation Committee of the Board of Directors (the "Compensation Committee"), our Board of Directors and, if applicable, the General Meeting of shareholders, as required under the Israeli Companies Law.2

At least once every three years, and following our Compensation Committee's recommendation, our Board of Directors shall discuss and decide whether to approve a Compensation Policy for our Office Holders that will advance our targets. Our Compensation Committee and Board of Directors shall also review our Compensation Policy and the need to amend it to conform to the provisions of the law from time to time, or in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law.3

The Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the manner of compensation of our Office Holders. We deem our Office Holders as partners in the Company's success and consequently, derived our comprehensive view with respect to our Office Holders' Compensation. It is hereby clarified that no statement in the Policy or herein purports to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in the Policy (e.g., we are currently at the lower part of these ranges).

The purpose of the Policy is to set guidelines for the compensation manner of our Office Holders. Therefore, the indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable our Compensation Committee and Board of Directors to formulate personal Compensation Plans4 for any Office Holder or a particular compensation component according to individual circumstances (including unique circumstances), according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time.

1
As this term is defined in the Israeli Companies Law from time to time. As of the adoption date of this Policy - the terms of office or employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or an indemnification under an undertaking to indemnify, Retirement Bonus, and any benefit, other payment or undertaking of a payment as stated, which are given because of service or employment as stated. Capitalized terms referring to the Policy that are not defined herein, shall have the respective meanings ascribed to them in the Policy.

2
Insofar as the Office Holder is holding office through a company under his/her control, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a wage, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.

3
However, to the extent permitted by law, if the General Meeting shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the General Meeting, the adoption of the Policy is for the benefit of the Company. This provision is not currently applicable to us.

4
“Compensation Plan” - is defined in the Policy as a plan relating to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, regarding a particular matter or a variety of matters.

Our Board of Directors is responsible for managing and implementing the Compensation Policy, and has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as to how to implement it. Without derogating from the foregoing and subject to the requirements of the Israeli Companies Law, following its approval by our Compensation Committee, our Board of Directors shall formulate and approve Compensation Plans for Office Holders, in reference to the Compensation Policy and to data presented for this purpose by our Chief Executive Officer or on his behalf at the relevant time of review.

Notwithstanding anything in the Policy, prior to adopting a resolution regarding the grant of Compensation pursuant to the Policy, our Board of Directors (upon the recommendation of the Compensation Committee) may resolve to reduce or cancel amounts of Bonuses (as defined in the Policy), or part thereof, to be calculated by virtue of the approved Compensation Plans, for the reasons specified in the Policy and particularly due to the Company’s results, as well as other considerations, to be reasoned and specified.

As required pursuant to the provisions of Amendment 20, our Board of Directors has appointed a board committee for compensation matters, comprised, as of the date hereof, of three members - all of our serving external directors (Mr. Barry Ben Zeev (Woolfson), Chairman and Dr. Michael Anghel) and one independent director (bilty talui) (Mr. Arie (Arik) Steinberg).

Our Board of Directors shall discuss and resolve the supervision manner of the appropriate implementation of the Compensation Policy, intended to ensure that it is being implemented. Without derogating from the generality of the foregoing, our Board of Directors (upon the recommendation of our Compensation Committee) shall at any time be authorized to instruct that Bonuses shall be calculated in a manner differing from that specified in a particular Compensation Plan, or to resolve that any particular Bonus by virtue of a particular Compensation Plan shall not be paid at all, and shall be authorized to instruct the revision, cancellation or suspension of any particular Compensation Plan, for reasons deemed fit by it, in light of considerations of the Company's benefit and subject to any law; provided, that any payment to any of the relevant Office Holders deriving from the implementation of revisions as stated, shall not exceed the payment amount that would originally have been paid by virtue of that particular Compensation Plan were it not for the effected revisions. This authority of our Board of Directors shall also be exercisable in relation to a Compensation Plan for which the targets for a particular year have already been approved by our Board of Directors and brought to the attention of those Office Holders who are benefitting from it, as long as the payment pursuant thereto has not yet been paid.

The Compensation Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of its activities. The Company designed the Compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Compensation Policy was set in a manner that will be congruent with the Company’s business strategy and will constitute an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and ensure that the Company can retain those Office Holders who have been contributing to the Company over time.  The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components - Ongoing Remuneration, annual Bonus and Equity Compensation (as these terms are defined in the Policy), all pursuant to the principles specified in the Policy. Without limiting the generality of the foregoing, the Ongoing Remuneration is generally set within the customary range for Office Holders at similar companies and the terms thereof in the Policy are a maximum level, not conferring a right to any employee to demand these terms. Also, the annual Bonus is based on a targets plan at the level of the Company, the division and a personal evaluation. The targets plan is usually defined in advance shortly after the Company’s budget is approved for the following year and before the start of the year for which the annual Bonus is to be paid. Finally, the Equity Compensation is intended to align the long-term interests of our Office Holders with those of our shareholders (however the real value thereof at the time of exercise, if any, is difficult to determine). As we wish to limit our fixed expenses (the Ongoing Remuneration) while preserving flexibility to attract and retain high-quality Office Holders, there is a fundamental preference in the Policy for allowing a relatively wide range of Variable Components for future utilization.

Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various compensation components are detailed in the Compensation Policy.

The Compensation Policywas not formulated to prejudice existing compensation of any of the Company's Office Holders (including the Company’s Chief Executive Officer, as detailed in the Policy), because the Office Holders have relied thereon during their employment by the Company, and the Company will abide by all of the existing arrangements that are in effect on the approval date of this Compensation Policy, as long as these remain in effect. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approval according to the Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Israeli Companies Law.

     In the event that an Office Holder of the Company was paid sums on the basis of data that was subsequently discovered to be erroneous and was restated in the Company’s financial statements, said Office Holder shall be obligated to return to the Company, or the Company shall be obligated to pay to the Office Holder (as the case may be), the difference between the sum actually paid and the sum to which the Office Holder had been entitled to originally, according to the aforesaid restatement.

The full text of the Compensation Policy is attached hereto as Annex “C”.  The summary above is qualified in its entirety by reference to the full text of the Policy.

Our Compensation Committee has considered various matters in connection with our Compensation Policy on four separate occasions. Thereafter, it has approved the Compensation Policy and recommended that our Board of Directors and our shareholders approve it. Our Board of Directors has conducted two separate meetings to consider the Compensation Policy recommended by our Compensation Committee. In their extensive deliberations, our Compensation Committee and our Board of Directors have respectively considered numerous factors and aspects (including those required by Amendment 20) affecting the Policy and discussed the provisions of the Policy as well as various compensation components included in the Policy.

The directors noted that the Compensation Policy was formulated with the aim of advancing the Company’s objectives, with a long-term perspective, while preserving a high management level in the Company, at a challenging time in the Israeli telecommunication market.

The directors noted that the Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the manner of Compensation of our Office Holders. The directors deem our Office Holders as partners in the Company's success and consequently, derived a comprehensive view with respect to our Office Holders' Compensation.

While setting the Compensation Policy, our Compensation Committee and Board of Directors discussed the text in the Policy regarding existing agreements and included a statement in the Policy clarifying that no change should be made to Compensation Plans already approved before the date of approval of the Compensation Policy by the shareholders (inclusive).

The Compensation Committee and Board of Directors have respectively resolved: (i) to approve the Compensation Policy and recommend that our shareholders approve it; (ii) that the Compensation Policy is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time and that adoption of the Compensation Policy is important to advance the Company’s objectives, with a long-term perspective, at a challenging time in the Israeli telecommunication market; and (iii) that these resolutions are in the best interest of the Company.

The Compensation Committee and Board of Directors have noted the respective personal interests of all our directors in the resolutions below.

As described above (under item no. 4), Scailex announced in 2012, that S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the Compensation Policy substantially in the form attached hereto as Annex “C”; and

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item no. 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item no. 5 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this item. A shareholder voting by means of a Deed of Vote, may include said notice regarding his Controlling Party interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 6

APPROVAL OF A REGISTRATION RIGHTS AGREEMENT

The U.S. Securities Act of 1933 (“U.S. Securities Act”) requires shares to be registered with the Security & Exchange Commission (“SEC”) before they can be sold to the public in the U.S., subject to certain exemptions; a Registration Right Agreement allows shareholders to require the Company to register their shares under the U.S. Securities Act and to freely dispose of their shares in the U.S. public market.

On October 26, 1999, the Company entered into a Registration Rights Agreement with its then principle founding shareholders (Advent Investments Pte. Ltd. (“Advent”), Matbit Telecommunications Systems Ltd., Tapuz Cellular Systems Limited Partnership and Matav Investments Ltd.), which granted the above-mentioned shareholders the right to require the Company to register Ordinary Shares held by them under the U.S. Securities Act (the “Original RRA”).

On October 28, 2009, the Company entered into a Registration Rights Agreement with Scailex Corporation Ltd. (“Scailex”), following the change of control transaction between Advent and Scailex, according to which Scailex purchased 78,940,104 Ordinary Shares of the Company from Advent (the “Existing RRA”). In the Existing RRA, which was based on the Original RRA and was substantially similar to it, the Company agreed that, upon request from any  Holders (as this term is defined in the Existing RRA) (the ”Demand Right”), the Company will file a registration statement under the U.S. Securities Act to register the Ordinary Shares held by them, subject to a maximum request of one Demand Right in any six-month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the Existing RRA. The minimum amount of shares that must be included in any registration that can be requested under the Existing RRA is 2.65% of the outstanding shares. The Company has also granted to the Holders the right to include their Ordinary Shares in the registrations made by the Company (the “Piggy Back Right”). Upon the exercise of the Demand Right or the Piggy Back Right (the “Registration Rights”), the Company will be required to prepare and file a registration statement with the SEC, enter into an underwriting agreement in a customary form (in the case of an underwritten offering) and procure the delivery of certain customary documents, including legal opinions and comfort letters. In the case of a Demand Right, the Holders will pay all of their own legal fees and underwriting discounts and commissions applicable to the securities being offered and the remaining expenses are shared pro rata by the Company and the Holders. In the case of a Piggy Back Right, the Company will pay all fees except the underwriting discount applicable to the shares being sold by the Holders and the Holders' legal fees. The Existing RRA also provides that the Company will indemnify each selling Holder and any underwriter against any liability arising as a result of a material misstatement in, or omission from, the registration statement.

The Existing RRA will terminate with respect to each of the Holders upon the earlier of (i) October 27, 2014 and (ii) when the Registerable Shares held by such Holders can be sold in the United States public market pursuant to an exemption from the registration requirements of the U.S. Securities Exchange Act of 1934, without regard to a holding period, volume or manner-of-sale limitations.

It is proposed hereby that the Company will enter into a registration rights agreement with  S.B., substantially in the form attached hereto as Annex “E” (the “Proposed RRA”). The terms and conditions of the Proposed RRA are based on the Existing RRA and are similar to it, except for the amendments annotated in Annex “E”, and as follows:

(i)
the Holders shall also have the right to require the Company to file, if the Company qualifies, a shelf registration statement relating to the offer and sale of all Registerable Shares by the Holders from time to time in accordance with the methods of distribution elected by such Holders.

(ii)
the Company shall be deemed to have effected a Demand Registration (1) if the demand registration statement is declared effective by the SEC and remains effective for not less than one hundred eighty (180) days (or such shorter period as shall terminate when all Registerable Shares covered by such demand registration statement have been sold or withdrawn), or (2) if such registration statement relates to an underwritten offering, such longer period as, in the opinion of counsel for the underwriter or underwriters, a prospectus is required by law to be delivered in connection with sales of Registerable Shares by an underwriter or dealer (the applicable period, the “Demand Period”) or (3) if in connection with a shelf registration statement, the shelf registration statement is continuously effective under the U.S. Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the date as of which all Registerable Shares have been sold pursuant to the shelf registration statement or another registration statement filed under the U.S. Securities Act or the date as of which the Holders are permitted to sell their Registerable Shares without registration under the U.S. Securities Act pursuant to Rule 144 under the U.S. Securities Act without volume limitation or other restrictions on transfer thereunder.

No Demand Registration shall be deemed to have been effected if (1) during the Demand Period such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court or (2) the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied other than by reason of a wrongful act, misrepresentation or breach of such applicable underwriting agreement by the Holders;

(iii)
in case of a Piggyback Registration - if the offering pursuant to a registration statement is to be underwritten, then each Holder making a request for a Piggyback Registration must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such underwritten offering. If the offering pursuant to a registration statement is to be on any other basis, then each Holder making a request for a Piggyback Registration must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis. Each Holder shall be permitted to withdraw all or part of its Registerable Shares from a Piggyback Registration at any time prior to the effectiveness of such registration statement;

(iv)
the term of the Proposed RRA shall terminate with respect to a Holder on the earlier of: (A) seven (7) years from the Effective Date; and (B) when the Registerable Shares held by such Holder can be sold in the United States public market pursuant to an exemption from the registration requirements of the U.S. Securities Act and without regard to a holding period, volume or manner-of-sale limitations; and

(v)	other changes annotated on Annex “E”.

The Company was informed by Scailex that under the terms of the Share Purchase Agreement, the parties agreed that subject to any applicable law, each of Scailex and S.B. undertakes at all times to affirmatively vote all of their Shares for the approval of the Registration Rights Agreement, as may be amended from time to time.

The Audit Committee and the Board of Directors have noted the personal interest (as defined in the Israeli Companies Law) of the directors nominated by S.B. (Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Elon Shalev) and the personal interest of the directors nominated by Scailex (Mr. Ilan Ben-Dov and Mr. Yahel Shachar) in this matter.

The Audit Committee and the Board of Directors of the Company approved, and recommended to the shareholders at the AGM to approve, the Proposed RRA and resolved that the Proposed RRA is in the best interest of the Company since it will help to facilitate an orderly disposal of the Company's shares by the shareholder who will become a beneficiary of the Proposed RRA in consultation and coordination with the Company and will allow the Company to regulate disposals by such a shareholder not during "blackout" periods, as well as when the Company offers shares in the market at its initiative.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd.

RESOLVED: this resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of item no. 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of this item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of item no. 6 on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to this resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 7

APPROVAL AND RATIFICATION OF THE GRANT OF
INDEMNIFICATION LETTERS TO DIRECTORS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to undertake in advance to indemnify directors and other office holders of the Company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the Company) in his capacity as a director or office holder of the Company. The Israeli Companies Law combined with the Israeli Securities Law authorize indemnification for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)
reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial fine (Itzum Caspi);

(iv)	Payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)
Expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Israeli Companies Law combined with the Israeli Securities Law provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich).

On October 22, 2009, the shareholders of the Company approved the grant of an indemnification letter to each of the Company's then current and future directors. On May 8, 2012, the shareholders of the Company approved the grant of a new indemnification letter, which was revised mainly to conform it to the Israeli Companies Law and to update it for matters anticipated in light of the Company's current activities and otherwise (the “New Indemnification Letter”), to the following directors currently serving on the Board of Directors: Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg. The resolutions with respect to the granting of the New Indemnification Letter to the other directors that were serving on the Board of Directors at that time (Mr. Ilan Ben-Dov, Dr. Shlomo Nass, Dr. Arie Ovadia and Mr. Yahel Shachar) were not approved by the required special majority.

At the Extraordinary General Meeting of shareholders held on April 11, 2013 (the “EGM”), the Company proposed to issue the New Indemnification Letter (which included a clarification with respect to the calculation method of the maximum indemnity amount and an obligation to repay the Company any amount paid, in certain circumstances, as explained below) to each of (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar and (ix) Mr. Elon Shalev, in each case, serving (including prior to the date thereof) as the Company's director, or as a director or office holder on behalf of the Company in other companies (each, an “Indemnified Person”; collectively, the “Indemnified Persons”). In light of the reservations raised at the EGM with respect to the approval of the grant of the New Indemnification Letter to the Indemnified Persons, probably due to the objection to approve the maximum indemnity amount, as set forth in the New Indemnification Letter (which will not exceed the higher of (i) 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment) and (ii) 25% of market capitalization (measured at the time of approval of the indemnification payment by the Board of Directors, according to the average market capitalization in the 30 trading days immediately preceding the Board of Directors' resolution), the resolutions with respect to the granting of the New Indemnification Letter to the Indemnified Persons, were not approved by the required special majority.

Therefore, the Company is hereby proposing to issue a revised indemnification letter to each of the Indemnified Persons, substantially in the form attached hereto as Annex “F” (the “Revised Indemnification Letter”), effective as of January 29, 2013, except with respect to the indemnification letters of Mr. Ilan Ben-Dov and Mr. Yahel Shachar, which will be effective as of April 28, 2013 (the date of expiration of their previous indemnification letters). According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to the Indemnified Persons and all other indemnified persons pursuant to all letters of indemnification issued to them by the Company on or after July 25, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under Section 3.13 of the Revised Indemnification Letter (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter (each, an "Event"), will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment); provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to (i) an Indemnified Person and such other indemnified persons under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount), and to (ii) one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the “Combined Maximum Indemnity Amount”), the Maximum Indemnity Amount for any Indemnified Person and any other indemnified person under a Revised Indemnification Letter (or other letters including a maximum indemnity amount substantially similar to the Maximum Indemnity Amount) shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any indemnification letter containing the Combined Maximum Indemnity Amount.

The Revised Indemnification Letter is annotated to show changes made from the version of the New Indemnification Letter approved by the shareholders on May 8, 2012, (A) to change the Maximum Indemnity Amount, as explained above, and to clarify the calculation method of the Maximum Indemnity Amount, and (B) to state that an Indemnified Person shall repay to Partner any amount received pursuant to an Indemnification Letter, which is based on data or financial results that will later be found to be erroneous and restated in Partner's financial statements. The description herein is qualified in its entirety by reference to the full text of the annotated Revised Indemnification Letter.

The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in line with Amendment 20 to the Israeli Companies Law as described above), including the following: (a) that generally, the indemnification letter should be in a uniform manner for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the Company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of Company employees (or the employees of manpower contractors who are working at the Company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that the Revised Indemnification Letter was revised so that a condition was added that clarifies that a director will be required to repay the Company amounts paid to him based on data that was later restated in the Company's financial statements; (c) that granting the Revised Indemnification Letter to directors is important to enable the directors to promote the Company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the Company's risk-management policy, size and nature of activities; (d) that granting the Revised Indemnification Letter to directors is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the Company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the USA and in Israel.

The Compensation Committee and the Board of Directors of the Company have approved and ratified, and recommended to the shareholders at the AGM to approve and ratify, the grant of the Revised Indemnification Letter to each Indemnified Person, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted that the directors who are Indemnified Persons have a Personal Interest in this matter.

As announced in 2012 by Scailex, S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Shlomo Rodav and to provide him with the Revised Indemnification Letter;

(ii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben-Dov and to provide him with the Revised Indemnification Letter;

(iii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Adam Chesnoff and to provide him with the Revised Indemnification Letter;

(iv)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Fred Gluckman and to provide him with the Revised Indemnification Letter;

(v)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with the Revised Indemnification Letter;

(vi)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yoav Rubinstein and to provide him with the Revised Indemnification Letter;

(vii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Arieh Saban and to provide him with the Revised Indemnification Letter;

(viii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with the Revised Indemnification Letter; and

(ix)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Elon Shalev and to provide him with the Revised Indemnification Letter.

RESOLVED: with respect to each item above, that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities.

RESOLVED: these resolutions are in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating in the AGM and voting on the matter is required for the approval of any of items no. 7(i)-7(ix) on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties in the Company, or those having a Personal Interest in the approval of the pertinent items participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least seventy two (72) hours prior to the time of the AGM, whether the shareholder is a Controlling Party in the Company or the shareholder has a Personal Interest in the approval of any of items no. 7(i)-(ix) on the agenda or not, as a condition for that shareholder's right to vote and be counted with respect to these items. A shareholder voting, by means of a Deed of Vote, may include said notice regarding his Controlling Party Interest or his Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two (72) hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner (directly or indirectly) by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, the License contains provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, or in case of appointment of a proxy by means of a Deed of Authorization, must so indicate on the Deed of Authorization, if any of the shareholder’s holdings in Partner or the shareholder’s vote require the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of the License (a translation of Sections 21-24 of the License is attached hereto as Annex “G”). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Company Secretary

Dated: June 20, 2013

Annex “A”

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
2012 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2012 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2011 and 2012, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2011 and 2012, and the results of its operations, of changes in equity and of its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2012, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	Kesselman & Kesselman
March 18, 2013	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2011	2012	2012
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		532	548	147
Trade receivables	8	1,518	1,397	375
Other receivables and prepaid expenses		41	47	13
Deferred expenses – right of use	12	19	22	6
Inventories	9	162	98	26
Income tax receivable		12	7	2
Derivative financial instruments	7	24	1	*
		2,308	2,120	569

NON CURRENT ASSETS
Trade Receivables	8	856	509	136
Deferred expenses – right of use	12	142	138	37
Assets held for employee rights upon retirement, net	17	3
Property and equipment	10	2,051	1,990	533
Licenses and other intangible assets	11	1,290	1,217	326
Goodwill	5, 13(b)	407	407	109
Deferred income tax asset	25	30	36	9
		4,779	4,297	1,150

TOTAL ASSETS		7,087	6,417	1,719

* Representing an amount less than 1 million

The financial statements were authorized for issue by the board of directors on March 18, 2013.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2011	2012	2012
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and current borrowings	15,16	498	306	82
Trade payables		913	866	231
Parent group - trade	26	142	70	19
Payables in respect of employees		143	110	29
Other payables (mainly institutions)		73	59	16
Deferred revenues		52	40	11
Provisions	14	65	60	16
Derivative financial instruments	7	3	14	4
		1,889	1,525	408

NON CURRENT LIABILITIES
Notes payable	16	2,605	2,321	622
Bank borrowings	15	2,068	1,733	464
Liability for employee rights upon retirement, net	17	48	50	13
Dismantling and restoring sites obligation	14	25	28	8
Other non-current liabilities		10	10	3
Deferred tax liability	25	17	9	2
		4,773	4,151	1,112

TOTAL LIABILITIES		6,662	5,676	1,520

EQUITY	21
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2011 and 2012 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2011 – *155,645,708 shares
December 31, 2012 – *155,645,708 shares
Capital surplus		1,100	1,100	295
Accumulated deficit		(326)	(10)	(3)
Treasury shares, at cost - December 31, 2011 and 2012 - 4,467,990 shares		(351)	(351)	(94)
TOTAL EQUITY		425	741	199
TOTAL LIABILITIES AND EQUITY		7,087	6,417	1,719

  * Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. Dollars
		New Israeli Shekels			(note 2a)
		Year ended December 31
		2010	2011	2012	2012
	Note	In millions (except earnings per share)
Revenues, net	6	6,674	6,998	5,572	1,493
Cost of revenues	6, 22	4,093	4,978	4,031	1,080
Gross profit		2,581	2,020	1,541	413

Selling and marketing expenses	22	479	711	551	148
General and administrative expenses	22	306	291	236	63
Impairment of goodwill	13(b)		87
Other income, net	23	64	105	111	30
Operating profit		1,860	1,036	865	232
Finance income	24	28	39	27	7
Finance expenses	24	209	333	261	70
Finance costs, net	24	181	294	234	63
Profit before income tax		1,679	742	631	169
Income tax expenses	25	436	299	153	41
Profit for the year		1,243	443	478	128

Earnings per share
Basic		8.03	2.85	3.07	0.82
Diluted	27	7.95	2.84	3.07	0.82

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2010	2011	2012	2012
	Note	In millions
Profit for the year		1,243	443	478	128
Other comprehensive income (losses)
Actuarial losses, net on defined benefit plan	17	(8)	(21)	(17)	(4)
Income taxes relating to actuarial losses on defined benefit plan	25	2	5	4	1
Other comprehensive income (losses) for the year, net of income taxes		(6)	(16)	(13)	(3)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,237	427	465	125

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		Shares**	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s

New Israeli Shekels:
BALANCE AT JANUARY 1, 2010		154,440,136	2	2,483	(172)	(351)	1,962

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					1,237		1,237
Exercise of options granted to employees		809,040	*	16			16
Employee share-based compensation expenses					23		23
Capital reduction (see note 21(d))				(1,400)			(1,400)
Dividend	21				(1,212)		(1,212)
BALANCE AT DECEMBER 31, 2010		155,249,176	2	1,099	(124)	(351)	626

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					427		427
Exercise of options granted to employees		396,532	*	1			1
Employee share-based compensation expenses					19		19
Dividend	21				(648)		(648)
BALANCE AT DECEMBER 31, 2011		155,645,708	2	1,100	(326)	(351)	425

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					465		465
Employee share-based compensation expenses					11		11
Dividend	21				(160)		(160)
BALANCE AT DECEMBER 31, 2012		155,645,708	2	1,100	(10)	(351)	741

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2012		155,645,708	1	295	(87)	(94)	115
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					125		125
Employee share-based compensation expenses					3		3
Dividend					(44)		(44)
BALANCE AT DECEMBER 31, 2012		155,645,708	1	295	(3)	(94)	199

*   Representing an amount less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2010	2011	2012	2012
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)		2,384	1,881	1,858	499
Income tax paid	25	(426)	(311)	(153)	(41)
Net cash provided by operating activities		1,958	1,570	1,705	458

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(361)	(349)	(367)	(98)
Acquisition of intangible assets	11	(105)	(155)	(133)	(36)
Advance payment in respect of the acquisition of 012 Smile		(30)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)			(597)
Interest received	24	5	12	9	2
Proceeds from sale of property and equipment			3	2	1
Proceeds from derivative financial instruments, net	7	5	1	18	5
Net cash used in investing activities		(486)	(1,085)	(471)	(126)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		16	1
Non-current bank borrowings received	15	1,000	900
Proceeds from issuance of notes payable, net of issuance costs	16	990	1,136
Dividend paid	21	(1,209)	(659)	(167)	(45)
Capital reduction (see note 21(d))		(1,400)
Repayment of finance lease		(3)	(4)	(2)	(1)
Interest paid	24	(118)	(235)	(200)	(54)
Repayment of current borrowings	15		(128)
Repayment of non-current bank borrowings	15		(699)	(455)	(122)
Repayment of notes payable	16	(756)	(586)	(394)	(106)
Net cash used in financing activities		(1,480)	(274)	(1,218)	(328)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8)	211	16	4

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		329	321	532	143

CASH AND CASH EQUIVALENTS AT END OF YEAR		321	532	548	147

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A– Cash generated from operations and supplemental information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2010	2011	2012	2012
	Note	In millions

Cash generated from operations:
Profit for the year		1,243	443	478	128

Adjustments for:
Depreciation and amortization	10, 11	669	743	700	188
Amortization of deferred expenses- Right of use	12		29	26	7
Impairment of deferred expenses- Right of use	12, 13(a)		148
Impairment of goodwill	13(b)		87
Impairment of intangible assets	13	16	114
Employee share based compensation expenses	21	23	19	11	3
Liability for employee rights upon retirement, net	17	8	(26)	(12)	(3)
Finance costs, net	24	53	71	38	10
Gain (loss) from change in fair value of derivative financial instruments	7	6	(19)	15	4
Interest paid	24	118	235	200	54
Interest received	24	(5)	(12)	(9)	(2)
Deferred income taxes	25	18	2	(10)	(2)
Income tax paid	25	426	311	153	41
Capital loss from property and equipment	10	3	2	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	8	(214)	(190)	467	125
Other		(40)	44	(5)	(1)
Increase (decrease) in accounts payable and accruals:
Parent group - trade	26	38	70	(72)	(19)
Trade		(40)	(37)	(107)	(29)
Other payables		27	(91)	(44)	(12)
Provisions	14	(8)	36	(5)	(1)
Deferred revenues		(5)	*	(11)	(3)
Increase in deferred expenses - Right of use	12		(27)	(25)	(7)
Current income tax liability	25	(9)	(13)	5	1
Decrease (increase) in inventories	9	57	(58)	65	17
Cash generated from operations:		2,384	1,881	1,858	499

* Representing an amount less than 1 million.

Supplementary information

At December 31, 2010, 2011 and 2012, trade payables include NIS 220 million, NIS 217 million and NIS 280 million, respectively, in respect of acquisition of intangible assets and property and equipment.

At December 31, 2010, 2011 and 2012, tax withholding related to dividend of approximately NIS 17 million, NIS 6 million and NIS 0 million, respectively is outstanding, see also note 21(c).

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 3

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company acquired 012 Smile. The fair values of assets acquired and liabilities assumed were as follows (see also note 5):

NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 Smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile in 2011	597

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand and under the 012 Smile™ brand. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., completed the acquisition of 44,850,000 ordinary shares of the Company from Scailex Corporation Ltd. and the acquisition of 3,200,000 ordinary shares of the Company from Leumi Partners Ltd. As a result, S.B. Israel Telecom Ltd. became the Company's principal shareholder.

Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., since it is the parent company of Scailex Corporation Ltd, which was the Company's parent company since October 28, 2009 ("Scailex", "Parent group").

On March 3, 2011, the Company completed the acquisition of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. 012 Smile provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using Voice Over Broadband ("VOB")) under the 012 Smile brand. See also note 5.

These consolidated financial statements of the Company as of December 31, 2012, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore  is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows (see note 6):

(1)	Cellular segment

The cellular segment includes cellular communication services: airtime and content;

Content services include mainly voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in rate plan packages.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.	Operating segments (continued)

(2)	Fixed-line segment

The fixed-line segment includes: (1) Internet services ("ISP") that provides access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB") (2) Transmission services and Primary Rate Interface ("PRI"); (3) International Long Distance services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, modems, data cards, domestic routers, and related equipment.

Each segment is divided into services and equipment relating to revenues and cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges ("Adjusted EBITDA"). The CODM does not examine assets or liabilities for those segments separately, therefore they are not presented in note 6 segment information. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

c.	Cellular segment licenses

The Company operates under a license granted by the Israeli Ministry of Communications ("MOC") to operate a cellular telephone network. The license is valid through 2022. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

The Company was also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The Company has requested an extension to this license and believes that the extension will be granted. The Company provided a bank guarantee in NIS equivalent of USD 0.5 million to the State of Israel to secure the Company's adherence to the terms of the license. See note 2(g)(1) for the accounting policy in respect of the Group's licenses.

d.	Fixed-line segment licenses
ISP licenses:

The Company received special licenses granted by the MOC, allowing the Company through its own facilities to provide internet access to land-line network customers: Internet Service Provider (ISP) in Israel and in the West Bank. The licenses are valid until April 2013. The Company has requested extensions to these licenses and believes that the extensions will be granted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Fixed-line segment licenses (continued)

012 Smile also holds an ISP license to supply internet access and Wi-Fi services which is valid until December 2014. The license may be extended for various periods. The Group believes that it will be able to receive an extension to this license upon request.

ILD license:

012 Smile also holds a license for the provision of International Long Distance services (ILD). The license is valid until December 2030, with possible extensions for one or more successive periods of ten years.

Land-line VOB and DFL licenses:

Partner Land-line Communication Solutions - Limited Partnership, which is fully owned by the Company, holds a license for the provision of Domestic Fixed-line (DFL) telecommunications services including the right to offer VOB services using the infrastructure of Bezeq The Israel Telecommunication corp. Ltd and HOT- Telecommunication Systems Ltd (leading fixed communication infrastructure services providers in Israel) to access customers and to provide them with land-line telephony service and the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006. The license expires 20 years after it was granted, but may be extended by the MOC for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The Company deposited a bank guarantee in the amount of NIS 10 million with the MOC upon receiving the license which shall be used to secure the Company's obligations under the License. In addition it holds a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The last license is effective until March 2019.

012 Telecom Ltd., which is a wholly-owned subsidiary of 012 Smile, holds a license for the provision of stationary domestic telecommunication services including provision of domestic telecommunication services using VOB technology.

The license was granted for a period of 20 years since December 2005. At the end of the license period, the MOC may extend the license for one or more successive periods of ten years.

Endpoint Network Services licenses:

The Company holds a special license granted by the MOC allowing it to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscriber’s premises. The license is valid until February 2017.

012 Smile received a license to supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc. The license is valid until December 2014 and may be extended for various periods. The Group believes that it will be able to receive an extension to this license upon request.

012 Smile provided the State of Israel with an unconditional bank guarantee of NIS 23 million to ensure compliance with the provisions of the VOB and DFL license and the international telecommunications services license. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

See note 2(g)(1) for the accounting policy in respect of the Group's licenses.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Main recent regulatory developments

(1)	During 2012 the Ministry of Communications awarded UMTS frequencies to two additional operators: MIRS and Golan Telecom.

In addition, three Virtual Network Operators (“MVNO”) have launched of their operations: Alon Cellular Ltd. and Home Cellular Ltd. in 2012, and Rami Levy in 2011, following reception of MVNO licenses from the Ministry of Communications.

(2)	See note 13(a)(1) in respect of reduction in commitment exit fees.

(3)	See information in respect of royalty payments in note 18.

(4)	See information in respect of corporate tax rates in note 25.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Statement of compliance

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The principle accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2) Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements (continued)

(3)  Basis of measurement

The consolidated financial statements have been prepared on the basis of the historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.
(b)	Property and equipment were revalued to the fair value on the transition date to IFRS as deemed cost, see note 2(f).
(c)	Assets held and liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 17.
(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS, therefore the value of non-monetary assets, licenses and equity items have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003.

(e)
Identifiable assets acquired and liabilities and contingent liabilities assumed upon the business combination of acquiring 012 Smile were initially recognized at fair value as of the acquisition date March 3, 2011.

(f)	Goodwill was initially measured as the excess of the aggregate of the consideration transferred over the net fair value of identifiable assets acquired, liabilities and contingent liabilities assumed.

(4) Convenience translation into U.S. Dollars (USD or $)

The NIS figures at December 31, 2012 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2012    (USD 1 = NIS 3.733). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnerships operate (the "functional currency"). The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and partnerships.

Subsidiaries and partnerships are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, and the liabilities incurred to the former owners of the acquiree. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition- related costs are expensed as incurred.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

List of wholly owned Subsidiaries and partnerships:

012 Smile Telecom Ltd.
012 Telecom ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Business Communications Solution - Limited Partnership
Partner Net Ltd.
012 Mobile GP Ltd.
Golden Lines 012 Telecommunication Services 2001 Ltd.
012 Mobile Limited Partnership

012 Global, Inc. is a consolidated company over which the Group has the power to govern its financial and operating policies.

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operating Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments. The segments identified are:  (1) cellular business and; (2) fixed-line business. See also note 6.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Inventories

Inventories of cellular handsets and fixed telephones, related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

f.	Property and equipment

On January 1, 2008, the transition date to IFRS, the Company adopted an exemption provided in IFRS1 allowing the measurement of the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers.

Subsequent purchases of property and equipment are initially stated at cost.

Property and equipment assets that were acquired in a business combination were recognized at fair value as of the acquisition date (See note 5).

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (r) below.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful economic lives of the assets, as follows:
years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful economic life (5-10 years) of the improvements, whichever is shorter.

On October 25, 2010 the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Ericsson Agreement"). The Ericsson Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed-line networks and the maintenance of the networks, including enhancement of the Company's abilities with respect to the cellular and fixed-line ISP services it provides. The term of the Ericsson Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2013.  The total net amount that the Company will be required to pay, is approximately USD 100 million (approximately NIS 360(*) million). The amount relating to support and maintenance is approximately USD 12 million (approximately NIS 43(*) million). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period. The Company recorded a depreciation acceleration of NIS 16 million in the fourth quarter of 2010, and of NIS 67 million in 2011. The effect of depreciation acceleration in 2012 was immaterial. As of December 31, 2011, and 2012, the depreciated cost of the replaced equipment is approximately NIS 30 million, and NIS 4 million, respectively.

(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Accordingly, the Company adjusted the useful lives of some assets. The effect of such adjustment on the statement of income for 2011 and 2012 was immaterial, other than the depreciation acceleration of the replaced equipment described above.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (j) below).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets

(1)	Licenses:

(a)
The licenses to operate cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See a (3)(d) above), and are amortized using the straight line method over their contractual period –the period ending in 2022. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	The Company's license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

(c)
012 Smile and its subsidiaries have been granted various licenses from the Ministry of Communications for the provision of communication services. The licenses to operate international telephony services and local telephony services are recognized at fair value in a business combination as of the acquisition date of 012 Smile (see note 5), and are amortized using the straight line method over their remaining contractual period: License for international telecommunications services until 2030, and the VOB and DFL license until 2025.

The amortization periods exclude any ungranted future extensions. The amortization expenses are included in the cost of revenues. The other licenses of the Group were received with no significant costs. See description of the licenses in note 1(c), (d).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Computer software systems that were acquired in a business combination were recognized at fair value as of the acquisition date of 012 Smile (See note 5)

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and
(f) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of software products include the software development employee costs. Other development expenditures that do not meet these criteria are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in business combinations and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.
See note 14(a) in respect of impairment charges recorded in 2011.

(4)	Trade name:

Trade name was acquired in a business combination and was recognized at fair value in a business combination as of the acquisition date of 012 Smile (See note 5). The trade name is amortized to selling and marketing expenses over its estimated useful economic life (12 years) based on the straight line method. See note 11 in respect of impairment charges recorded in 2011.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, and costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets according to IAS 38, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs (see also (s)(2) below). The capitalized costs are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method.

Capitalized ISP and VOB subscriber acquisition costs (mainly sales commissions) are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 or 36 months, using the straight-line method amortization.

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues. See also note 2(j) in respect of impairments of SARC assets recorded.

h.	Right of use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables (see note 12) was acquired in a business combination and was recognized at fair value as of the acquisition of 012 Smile (see note 5), subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected extension periods). See also notes 18(5), and see also note 12 in respect of impairment charges recorded in 2011.

i.	Goodwill

Goodwill acquired in a business combination (see note 5) and represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units ("CGUs"), or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

See note 13(b) in respect of impairment charges recorded in 2011.

j.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

An impairment loss recognized in prior periods for an asset (or CGU) other than goodwill shall be  reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

See notes 11, 12 and 13(a) in respect of impairment charges recorded in 2011.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

1.     Financial instruments at fair value through profit or loss category:

This category includes embedded derivative financial instruments and freestanding derivative financial instruments. These derivatives do not qualify for hedge accounting. Instruments in this category are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Gains or losses arising from changes in the fair value of these derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise.

2.     Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Group's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also note (s)(3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Group.
Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

3.     Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. The Group's financial liabilities and borrowings at amortized cost category include notes payable, bank borrowings, credit facilities, and liability in respect of finance lease and accounts payables.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Cash and Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

m.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

The Company factors trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value, and subsequently measured at amortized cost.

o.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax.

Treasury shares do not have a right to receive dividends or to vote.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Employee benefits

(i)   Post employment benefits

1.  Defined contribution plan

According to section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

2.  Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets. With respect to defined benefit plans for a subsidiary the fair value of the plan assets are recognized and presented in the statement of financial position less the present value of the defined benefit obligation at the end of the reporting period.

The defined benefit obligation is calculated annually using the projected unit credit method. The measuring of liability and plan assets are based on calculation made by an external actuarial expert. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Group's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Employee benefits (continued)

(ii)  Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(iii)  Short term employee benefits

1. Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2. Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

q.	Share based payment

The Group operates a number of equity-settled, share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See also note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)
Provisions for handset warranties include obligations to customers in respect of handsets sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Revenues

The Group's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities as described herein.

(1)  Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

Revenues from Pre-paid calling cards sold to customers are recognized upon the earlier of customer's usage of the cards, or expiration.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Group records payments received in advance for services and services to be provided under contractual agreements, such as internet broadband, as deferred income until such related services are provided.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Group is acting as a principal include: (a) the Group has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Group has latitude in establishing prices, either directly or indirectly; and (c) the Group bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Group is acting as an agent or an intermediary, if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Group is acting as an agent is that the amount the Group earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Revenues (continued)

(2)   Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones and related accessories. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note (g)(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3)   Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

Leases are classified as finance leases where the Group, as a lessee, has substantially all the risks and rewards of ownership. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

u.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 totaled NIS 140 million, NIS 78 million and NIS 60 million, respectively.

v.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Group recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

w.	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's consolidated financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 21.

x.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to  employees.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)	The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2012

(1)
In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties, yet continue to be included in the statement of financial position; and regarding related financial liabilities, including the relation between the assets and the liabilities. In addition the amendment broadens the disclosure requirements regarding derecognized financial assets in respect of which the entity remained exposed to certain risks and rewards. The Group adopted the amendment as of January 1, 2012. The implementation of the amendment did not have a material impact on the consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(b)	The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2012, and have not been early adopted

(1)
IFRS 9 Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard is not applicable until January 1, 2015 but is available for early adoption. The Group is yet to assess the full impact of the standard.

(2)
IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. The Group will implement the standard for annual period beginning January 1, 2013. IFRS 13 will be implemented prospectively. Disclosures requirements are not required for periods preceding implementation date. The initial implementation of the standard is not expected to have a material effect on the Company's financial statements.

(3)
In June 2011, the IASB issued an amendment to IAS 19, Employee benefits. The amendment eliminates the corridor approach, and requires companies to recognize all actuarial gains and losses in OCI as they occur; and to immediately recognize all past service costs; and to replace interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). The Group will adopt the amendment annual periods beginning on or after January 1, 2013. The initial implementation of the amendment is not expected to have a material effect on the Company's financial statements.

(4)
In December 2011 the IASB issued amendments to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities, and amendments to IAS 32 Financial instruments: Presentation on offsetting financial assets and financial liabilities. The amendments clarify the criteria of offsetting financial assets and financial liabilities, and  amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The group will implement the amendment to IAS 32 retrospectively for annual period beginning on January 1, 2014. The Group will implement the amendment to IFRS 7 retrospectively for annual period beginning on January 1, 2013. The initial implementation of the amendments is not expected to have a material effect on the Company's financial statements.

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Critical accounting estimates and assumptions

(1)	Assessing the useful economic lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also note 2(f) and note 2(g).

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives:

For the purpose of impairment testing of assets with finite useful lives the assets are grouped at the lowest level group of assets that generates inflows that are largely independent of inflows from other assets (CGUs). The Group's management estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(j).

The Group recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million, based on the key assumptions described in note 13.

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. For this purpose, the Group considered external and internal sources of information to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Group determined that as of December 31, 2012 no indicators for impairment exist, see also note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount of goodwill for annual impairment tests:

The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. These calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions.

The Group recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million, based on the key assumptions described in note 13.

An impairment test as of December 31, 2012 determined that no additional goodwill impairment exists as of December 31, 2012, see also note 13 and 2(i). For the purpose of the goodwill impairment test as of December 31, 2012, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.
Sensitivity Analysis:

Sensitivity analysis was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

(4)	Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(5)	Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on tax laws and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(v).

(6)	Business combinations – assessing purchase price allocations:

The Group is required to allocate the purchase price of entities and activities acquired in business combinations on the basis of the fair value of acquired assets and liabilities assumed. The Group uses external and internal valuations to determine the fair value. Goodwill represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The valuations include management estimations and assumptions for future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation periods. See also note 5.

b.	Critical judgments in applying the Group's accounting policies

(1)  Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)  Estimating service revenues earned but not yet billed:

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results depend on subscriber usage and rate plan mix, from the results estimated at the end of each period.

(3)  Sales of equipment with accompanying services:

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(s)(2).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.	Critical judgments in applying the Group's accounting policies (continued)

    (4)   Deferred tax assets:

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. See also note 25.

(5) Determining CGUs for impairment tests of assets with finite useful lives:

For the purposes on impairment tests on assets with finite useful lives, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The Group uses judgment in determining which inflows generated are largely independent of those from other assets or groups of assets, thus determining the CGU to which an asset belongs.

In the beginning of 2012, management undertook a program to integrate the fixed-line segment structure. As a result the reporting, monitoring, measuring results of operations and allocating resources structures were integrated, and the inflows of the VOB/ISP operations of Partner were no longer considered independent and separable from the inflows of the VOB/ISP operations of 012 Smile, since management allocated sale efforts between these operations, based on marketing requirements, considering the products to be substitutes. Since the inflows of these operations are inter-dependent, management has determined these operations together represent the smallest identifiable group of assets which generate largely independent cash inflows, and therefore represent a single VOB/ISP CGU.

(6) Determining CGUs for impairment tests of goodwill:

For the purpose of goodwill impairment testing, the goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

For the purpose of impairment testing, the Group made judgments to determine the group of CGUs to which goodwill is allocated that represent the lowest level within the Group at which goodwill is monitored by management for internal reporting. In the beginning of 2012 management undertook a program to integrate the fixed-line segment structure that included aggregating all the fixed-line activities of the Group under the responsibility of Head of Fixed-Line Division. As a result of this integration the reporting and monitoring structure was aligned with the fixed-line segment, and goodwill, in an amount of NIS 407 million, is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment. See also note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE

a.	Transaction details

On March 3, 2011, (the "acquisition date") the Company completed the acquisition of 012 Smile Telecom Ltd., from Merhav-Ampal Energy Ltd. (the "Seller"), (the "Transaction").

012 Smile, a private Israeli company, is a leading provider of communication services in Israel, which provides a wide range of broadband and traditional voice services. 012 Smile's broadband services include broadband Internet access (ISP) with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile's integrated multipurpose network allows it to provide services to almost all of the homes and businesses in Israel.

The Company has acquired all of the issued and outstanding shares of 012 Smile and therefore is the controlling party of 012 Smile, which will allow it to become a leading comprehensive communications group, expanding its services and products.

The consolidated financial statements include 012 Smile's results of operations, changes in equity and cash flows since the acquisition date. However, since acquisition date a structural separation between the Company and 012 Smile was required to be kept in place for regulatory reasons until December 14, 2011 (see also note 1 (b)).

The purchase price for the acquisition of 012 Smile was NIS 650 million which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. The Company had previously paid NIS 30 million as a deposit for the acquisition. The remaining NIS 620 million was funded by cash on hand of NIS 158 million and notes payable of NIS 462 million. As part of the Transaction, 012 Smile undertook a liability to the Company by an amount similar to the abovementioned loan. As part of the Transaction, the Company also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. For information about developments occurred after the acquisition date in respect of 012 Smile's indebtedness see notes 15.

The acquisition is a business combination transaction and is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE (continued)

The following table summarizes the consideration paid for 012 Smile, and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

March 3, 2011
NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650

The fair value of the trade receivables purchased was NIS 225 million. The book value was NIS 226 million less allowance for doubtful debts of NIS 1 million.

Intangible assets include, among other assets: trade name that was valued using the "Relief from Royalty" method, an approach under which fair value is estimated to be the present value of royalties saved; and customer relationships that were valued using the "Multi-Period Excess Earning" method, an approach under which the Company estimates the present value of expected cash flows resulting from the existing customer relationships. See note 2(g) for the amortization method and expected useful lives of intangible assets acquired in the business combination.

Goodwill in the amount of NIS 494 million arisen upon the acquisition date of 012 Smile on March 3, 2011 was recognized as the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill is allocated to the fixed-line segment. The goodwill represents assets and earnings that do not form separable identifiable assets under IFRS3, but are expected to contribute to the future results of the fixed-line segment: reduction in costs through synergies and economies of scale expected from combining the operations of 012 Smile and the Company; market knowledge; and highly skilled workforce. The total amount of goodwill that was expected to be deductible for income tax purposes as of the acquisition date is NIS 212 million. See also note 13.

Regarding impairment charges recorded in 2011, see notes 11, 12 and 13.

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	3,564	1,076		4,640
Inter-segment revenue - Services	28	134	(162)
Segment revenue - Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues - Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues - Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541

Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	562	164		726
–Other (1)	10	1		11
Adjusted EBITDA (2)	1,314	288		1,602
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				726
- Finance costs, net				234
- Other (1)				11
Profit before income tax				631

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	4,219	1,005		5,224
Inter-segment revenue - Services	29	122	(151)
Segment revenue - Equipment	1,748	26		1,774
Total revenues	5,996	1,153	(151)	6,998

Segment cost of revenues – Services	2,601	969		3,570
Inter-segment cost of revenues- Services	122	29	(151)
Segment cost of revenues - Equipment	1,379	29		1,408
Cost of revenues	4,102	*1,027	(151)	4,978
Gross profit	1,894	126		2,020

Operating expenses	712	*290		1,002
Impairment of goodwill		87		87
Other income, net	105			105
Operating profit (loss)	1,287	(251)		1,036
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	590	182		772
– Impairment of intangible assets, deferred expenses and goodwill (see note 13)		349		349
– Other (1)	19	2		21
Adjusted EBITDA (2)	1,896	282		2,178
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(772)
- Impairment of intangible assets, deferred expenses and goodwill				(349)
- Finance costs, net				(294)
- Other (1)				(21)
Profit before income tax				742

* Including impairment charges, see note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Total segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674
Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581
Operating expenses	760	25		785
Other income, net	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	633	36		669
–Impairment of intangible assets	16			16
–Other (1)	25			25
Adjusted EBITDA (2)	2,558	12		2,570
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other (1)				(25)
Profit before income tax				1,679

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.
Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rates. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting under IAS 39. The Group does not hold or issue derivative financial instruments for trading purposes.

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2. Market risks

(a)  Description of market risks

The Group enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual Dollar and Euro cash flows resulting from the anticipated payments, mainly in respect of trade receivables and trade payables denominated in foreign currencies are affected by changes in foreign currencies exchange rates.

Price risk

The Group is not exposed to price risk since it does not hold investments in securities.

Fair value risk due to interest rate changes

The fair value risk due to interest rate changes arises from non-current borrowings and notes payable bearing fixed interest rates. Since they are measured and presented in the statement of financial position at amortized cost, changes in the interest rate do not affect the financial statements nor cash flows in respect of the notes payable. The Group does not enter into interest risk hedging transactions.

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transaction in 2011 and 2012.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2012 in respect of the abovementioned financial instruments would have resulted in an increase (decrease) in interest expenses of NIS 12 million. The Group does not enter into interest rate hedging transactions.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

   2. Market risks (continued)

   (a)    Description of market risks (continued)

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. As part of its risk management policy the Group enters into forward exchange contracts to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD and EURO).

(b)   Analysis of linkage terms of financial instruments balances

The Group's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2012
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	3			545	548
Trade receivables	8	47		1,342	1,397
Other receivables				20	20
Derivative financial instruments (*)	1				1

Non- current assets
Trade receivables				509	509

Total assets	12	47		2,416	2,475

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings			120	186	306
Trade payables	110	61		695	866
Parent group - trade	45			25	70
Payables in respect of employees and other payables (mainly institutions)	1		2	108	111
Derivative financial instruments (*)	14				14

Non- current liabilities
Notes payable			1,046	1,275	2,321
Bank borrowings			1,007	726	1,733

Total liabilities	170	61	2,175	3,015	5,421

(*)	Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.  Market risks (continued)

   (b)  Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2011
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	2	1		529	532
Trade receivables	25	15		1,478	1,518
Other receivables				15	15
Derivative financial instruments (*)	24				24

Non- current assets
Trade receivables				856	856

Total assets	51	16		2,878	2,945

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings			424	74	498
Trade payables	139	66		708	913
Parent group - trade	87			55	142
Payables in respect of employees and other payables (mainly institutions)	2		5	207	214
Derivative financial instruments (*)	3				3

Non- current liabilities
Notes payable			1,148	1,457	2,605
Bank borrowings			992	1,076	2,068
Other non-current liabilities	1				1

Total liabilities	232	66	2,569	3,577	6,444

(*)	Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.  Market risks (continued)

   (c)   Sensitivity analysis

A change of the CPI as at December 31, 2010, 2011 and 2012 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.
	Change	Equity	Profit
		New Israeli Shekels In millions

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0)%	40	40

December 31, 2011
Increase in the CPI of	2.0%	(51)	(51)
Decrease in the CPI of	(2.0)%	51	51

December 31, 2012
Increase in the CPI of	2.0%	(44)	(44)
Decrease in the CPI of	(2.0)%	44	44

A change of the USD exchange rate as at December 31, 2010, 2011 and 2012 would have increased (decreased) equity and profit by the amounts shown below. This analysis is based on contractual balances of assets and liabilities denominated or linked to USD, assuming that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0)%	(1)	(1)

December 31, 2011
Increase in the USD of	5.0%	6	6
Decrease in the USD of	(5.0)%	(6)	(6)

December 31, 2012
Increase in the USD of	5.0%	3	3
Decrease in the USD of	(5.0)%	(3)	(3)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.  Market risks (continued)

   (c)    Sensitivity analysis (continued)

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2012	NIS 3.733	NIS 4.921	219.80 points
2011	NIS 3.821	NIS 4.938	216.27 points
2010	NIS 3.549	NIS 4.738	211.67 points
Increase (decrease) during the year:
2012	(2.3)%	(0.35)%	1.6%
2011	7.7%	4.2%	2.2%
2010	(6)%	(12.9)%	2.7%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

(d) Details regarding the derivative financial instruments - foreign exchange and CPI risk management

The notional amounts of derivatives as of December 31, 2010, 2011 and 2012 are as follows:

	New Israeli Shekels
	December 31
	2010	2011	2012
	In millions
Forward transactions pay NIS, receive NIS linked to Israeli CPI	80	-	-
Forward transactions pay NIS, receive USD	334	382	373
Forward transactions pay Euro, receive USD	-	100	247
Embedded derivatives pay USD, receive NIS	144	56	64

The table above is based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates above, respectively.

See also (a)(4) below  regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents, freestanding forward contracts, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Cash and cash equivalents	532	548
Trade receivables including non-current amounts	2,374	1,906
Forward exchange contracts on foreign currencies	24	-
Other receivables	15	20
	2,945	2,474

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA-/Stable to ilAA+/stable. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA/Stable to ilAA+/Stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 8 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  4.   Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends and financial obligations.

The following are the contractual undiscounted maturities of financial liabilities, including estimated interest payments:

December 31, 2012	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series B	136	132	128	124		520
Notes payable series C	23	23	23	499	238	806
Notes payable series D	16	16	16	141	469	658
Notes payable series E	238	228	218	405		1,089
Bank borrowings	63	367	357	520	715	2,022
Trade and other payables	962					962
Parent group - trade	70					70
Derivative financial instruments	14					14
	1,522	766	742	1,689	1,422	6,141

See notes 15 and 16 in respect of bank borrowings and notes payable.

  b.   Capital risk management

Credit rating: On December 6, 2012 Standard & Poor's Maalot ("S&P Maalot"), reaffirmed the Company’s credit rating of  ilAA-/Negative on a local scale.

See note 15(3) regarding financial covenants.

See note 21(c) regarding dividends.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

The financial instruments that are measured at fair value through profit or loss are derivative financial instruments. The fair value of forward contracts and embedded derivatives are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. This calculation uses inputs other than quoted prices in active markets, that are observable for the assets or liabilities, either directly or indirectly (that is derived from prices) – this matches the "Level 2" fair value measurement hierarchy as determined by IFRS 7.

As detailed in note 2(k) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC).

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2011			December 31, 2012
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	532	532		548	548
Trade receivables	L&R	2,374	2,395	7.55%	1,906	1,907	6.77%
Other receivables (*)	L&R	15	15		20	20
Derivative financial instruments	FVTPL Level 2	24	24		1	1
Liabilities
Notes payable series A	AC	393	394	Market quote	-	-
Notes payable series B	AC	470	475	Market quote	478	503	Market quote
Notes payable series C	AC	678	666	Market quote	688	741	Market quote
Notes payable series D	AC	540	473	Market quote	540	515	Market quote
Notes payable series E	AC	917	944	Market quote	921	987	Market quote
Trade payables (*)	AC	913	913		866	866
Bank borrowing bearing variable interest (*)	AC	700	700		376	376
Bank borrowings bearing fixed interest- unlinked	AC	450	470	5.29%	350	388	3.51%
Bank borrowings bearing fixed interest - linked to the CPI	AC	514	487	3.80%	522	545	1.83%
Bank borrowings bearing fixed interest - linked to the CPI	AC	509	504	3.64%	485	519	1.71%
Parent group – trade (*)	AC	142	142		70	70
Finance lease obligation (*)	AC	3	3		1	1
Derivative financial instruments	FVTPL Level 2	3	3		14	14

(*)	The fair value of this current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.

(**)	Weighted average of interest rate used to calculate the fair value based on discounted cash flows.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Trade (current and non-current)	2,743	2,212
Deferred interest income	(125)	(84)
Allowance for doubtful accounts	(244)	(222)
	2,374	1,906
Current	1,518	1,397
Non – current	856	509

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2011 – 5.53% - 7.81%) (2012 – 6.77% - 7.25%).

During 2011 and 2012 the Company factored non-current trade receivables resulting from sales of handsets through credit cards in an amount of NIS 383 million and NIS 321 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

The Group does not have continuing involvement in the factored non-current trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2010, 2011 and 2012 are as follows:

	New Israeli Shekels
	Year ended
	2010	2011	2012
	In millions
Balance at beginning of year	249	256	244
Receivables written-off during the year as uncollectible	(43)	(55)	(69)
Charge or expense during the year	50	43	47
Balance at end of year	256	244	222

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 7(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES (continued)

(b)       Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2011 and 2012 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2011		2012
Not past due	2,350	41	1,867	31
Past due less than one year	211	68	163	60
Past due more than one year	182	135	182	131
	2,743	244	2,212	222

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVENTORY

a.     Composition

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Handsets	129	67
Accessories and other	14	12
Spare parts	12	12
ISP modems, routers, servers and related
equipment	7	7
	162	98

b. Inventories at December 31, 2012, are presented net of write offs due to decline in value in the amount of NIS 2 million (December 31, 2011 - NIS 5 million).

The cost of inventory recognized as expenses and included in cost of revenues for the years ended December 31, 2011 and 2012 amounted to NIS 1,434 million, and NIS 841 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network (**)(*)	Computers and information systems(*)	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2010	1,931	222	301	27	200	2,681
Additions	224	99	27	4	28	382
Disposals	26	4	-	10	-	40
Balance at December 31, 2010	2,129	317	328	21	228	3,023

Acquisition of 012 Smile	101	27		7	24	159
Additions	217	45	37	5	37	341
Disposals	57	35	1	3	24	120
Balance at December 31, 2011	2,390	354	364	30	265	3,403

Additions	295	61	48	3	17	424
Disposals	184	14		2	4	204
Balance at December 31, 2012	2,501	401	412	31	278	3,623

Accumulated Depreciation
Balance at January 1, 2010	459	64	25	14	55	617
Depreciation for the year	278	50	19	9	29	385
Disposals	23	4	-	10	-	37
Balance at December 31, 2010	714	110	44	13	84	965

Depreciation for the year	369	66	26	6	35	502
Disposals	55	35		2	23	115
Balance at December 31, 2011	1,028	141	70	17	96	1,352

Depreciation for the year	352	62	23	5	42	484
Disposals	183	14		2	4	203
Balance at December 31, 2012	1,197	189	93	20	134	1,633

Carrying amounts, net

At December 31, 2010	1,415	207	284	8	144	2,058
At December 31, 2011	1,362	213	294	13	169	2,051
At December 31, 2012	1,304	212	319	11	144	1,990

(*)    Including finance leased in an immaterial amount.

(**)	Cost additions in 2011 and 2012 include capitalization of salary expenses an amount of approximately NIS 16 million and NIS 24 million, respectively.

Depreciation expenses are included in the statement of income: in cost of revenues NIS 363 million, NIS 470 million and NIS 454 million; selling and marketing expenses NIS 10 million, NIS 15 million and NIS 13 million; and general and administrative expenses NIS 12 million, NIS 17 million and NIS 17 million for the years ended December 31, 2010, 2011 and 2012 respectively. See also note 2(f).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – INTANGIBLE ASSETS

  Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2010	2,092		18	181	407	2,698
Additions				72	52	124
Disposals	7			187	45	239
Balance at December 31, 2010	2,085		18	66	414	2,583
Acquisition of 012 Smile	3	73	258	35	39	408
Additions				33	127	160
Disposals				51	112	163
Balance at December 31, 2011	2,088	73	276	83	468	2,988
Additions				9	134	143
Disposals				20	139	159
Balance at December 31, 2012	2,088	73	276	72	463	2,972

Accumulated amortization and impairment
Balance at January 1, 2010	1,093		10	70	265	1,438
Amortization for the year	80		3	141	60	284
Impairment charge				16		16
Disposals				187	45	232
Balance at December 31, 2010	1,173		13	40	280	1,506
Amortization for the year	81	4	29	52	75	241
Impairment charge		14	73	27		114
Disposals				51	112	163
Balance at December 31, 2011	1,254	18	115	68	243	1,698
Amortization for the year	82	5	25	19	85	216
Disposals				20	139	159
Balance at December 31, 2012	1,336	23	140	67	189	1,755

Carrying amounts, net
At December 31, 2010	912		5	26	134	1,077
At December 31, 2011	834	55	161	15	225	1,290
At December 31, 2012	752	50	136	5	274	1,217

(*)	Cost additions in 2010, 2011, and 2012 include capitalization of salary expenses of approximately NIS 15 million, NIS 29 million and NIS 37, respectively.

Amortization expenses including impairment charges in amounts of NIS 300 million, NIS 238 million and NIS 187 were charged to cost of revenues, for the years ended December 31, 2010, 2011 and 2012 respectively; amounts of NIS 117 million and NIS 29 million were charged to selling and marketing cost, for the years ended December 31, 2011, 2012. See also note 2(g).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2011	-
Acquisition of 012 Smile	311
Additional payments during the year	27
Balance at December 31, 2011	338
Additional payments during the year	25
Balance at December 31, 2012	363

Accumulated amortization and impairment
Balance at January 1, 2011	-
Amortization during the period (*)	29
Impairment charge (see note 13(a))	148
Balance at December 31, 2011	177
Amortization during the period	26
Balance at December 31, 2012	203

Carrying amount, net
At December 31, 2011	161
Current	19
Non-current	142

Carrying amount, net
At December 31, 2012	160
Current	22
Non-current	138

See also note 18(5).

(*) The amortization was recorded for the period beginning March 3, 2011 the date of acquisition of 012 Smile, and until December 31, 2011.

The amortization charges are classified as cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

a.	Impairment tests of assets with finite useful economic lives

(1)	Subscriber acquisition and retention costs

In December 2010, an amendment to the Telecommunications Law was substantially enacted, effective February 2011, which determined that customers with commitment agreements for no more than 100 cellular telephone lines that terminate a commitment agreement during the commitment period may not be charged a penalty that exceeds 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period. For commitment agreements signed prior to February 1, 2011, these new provisions will apply to subscribers with no more than 50 cellular telephone lines.

As a result, the Group recorded in 2010 impairment of intangible asset of cellular subscriber acquisition and retention costs (cellular segment) in an amount of NIS 16 million.

In August 2011, an additional amendment to the Telecommunications Law was enacted with respect to exit fees charged from subscribers of various other telecommunications operators: cable and satellite, internet, fixed-line telephony and international telephony. According to the amendment, new subscribers may not be charged exit fees while existing subscribers with average monthly bills lower than NIS 5000, may be charged exit fees of no more than 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period.

As a result, the Group recorded in 2011 impairment of intangible asset of VOB and ISP subscriber acquisition costs (fixed-line segment) in an amount of NIS 27 million. The impairments were charged to cost of revenues.

Effective April 2012, an additional amendment was enacted which determines that subscribers who signed commitment agreements after November 1, 2011, will not be charged exit fees at all. The amendment applies to subscribers with commitment agreements for no more than 100 lines that terminate a commitment agreement during the commitment period. This had no material impact on the financial statements.

(2)
Assets of the VOB/ISP CGU

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 led to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test to certain assets of the fixed-line segment as at December 31, 2011.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

a.	Impairment tests of assets with finite useful economic lives (continued)

(2)	Assets of the VOB/ISP CGU (continued)

For the purpose of the impairment test as at December 31, 2011, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU). The Group reviewed the recoverability of the VOB/ISP assets. As a result, an impairment charge in a total amount of NIS 235 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in 2011with respect to the assets of the above CGU:

(a) Trade name by NIS 14 million, recorded in selling and marketing expenses.

(b) Customer relationships by NIS 73 million, recorded in selling and marketing expenses.

(c) Right of use (see note 12) by NIS 148 million, recorded in cost of revenues.

The recoverable amount as at December 31, 2011 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, and a pre-tax discount rate of 12.5%. The value-in-use calculations included all factors in real terms.

The impairment test as at December 31, 2011 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also notes 2(j), 4(a)(2), 4(b)(6).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 13 – IMPAIRMENT TESTS

b.	Goodwill impairment tests

The goodwill was allocated to the fixed-line segment in an amount of NIS 494 million in a business combination on March 3, 2011 (see note 5).

Goodwill impairment test as of December 31, 2011

For the purpose of impairment testing as of December 31, 2011, the goodwill was allocated to CGU and to a group of CGUs within the fixed-line segment that are expected to benefit from the synergies of the combination and represent the lowest level for which the goodwill is monitored for internal management purposes:

(1)	ISP/VOB, and ILD group of CGUs NIS 426 million,
(2)	Transmission and PRI CGU NIS 68 million.

For the purpose of the goodwill impairment test as of December 31, 2011, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculation which was determined higher than fair value less costs to sell. The value-in-use calculations used pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	ISP/VOB and ILD group of CGUs	Transmission and PRI CGU
Growth rate	(0.4)%	1%
After-tax discount rate	12.1%	11.5%
Pre-tax discount rate	14.9%	15%

The value-in-use calculations as of December 31, 2011 included all factors in real terms. The assumptions presented above for the ISP/VOB group of CGUs are derivative of the growth rate, after tax discount rate, and pre-tax rate for the ISP/VOB CGU: 0%, 11.5%, and 13.1%, and for the ILD CGU:   (-1)%, 13%, and 17.6%, respectively.

The impairment test as of December 31, 2011 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(6) and note 2(i).

As a result of the impairment test, the Group recorded as of December 31, 2011 an impairment charge to goodwill in respect of the ISP/VOB and ILD group of CGUs in 2011 in the amount of NIS 87 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS (continued)

b.	Goodwill impairment tests (continued)

Goodwill impairment test as of December 31, 2012

Since the beginning of 2012, management undertook a program to integrate the fixed-line segment structure, that included aggregating all the fixed-line activities of the Group under the responsibility of Head of Fixed-Line Division. As a result of this integration the reporting and monitoring structure was aligned with the fixed-line segment and goodwill is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of impairment testing as of December 31, 2012, this group of CGUs now represents the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

For the purpose of the goodwill impairment test as of December 31, 2012, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(6) and note 2(i).

As a result of the impairment test, the Group determined that no goodwill impairment exists as of December 31, 2012.

Sensitivity Analysis:

Sensitivity analysis was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims*	Handset warranty
	New Israeli Shekels In millions
Balance as at January 1, 2012	25	54	11
Additions during the year	3	10	14
Reductions during the year	(1)	(9)	(20)
Unwind of discount	1
Balance as at December 31, 2012	28	55	5
Non-current	28	-	-
Current	-	55	5

Balance as at December 31, 2011	25	54	11
Non-current	25	-	-
Current	-	54	11

* See also note 20

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – BANK BORROWINGS

(1)    Credit Facilities

The Group had credit facilities from leading Israeli commercial banks as follows:

(a)
Facility D received by the Company on November 24, 2009, in the amount of NIS 700 million. No amounts were drawn under this facility as of December 31, 2011. In July 2012, the Group initiated a reduction of credit Facility D to NIS 25 million. The Company was charged a commitment fee of 0.4% per year for undrawn amounts.

(b)
012 Smile also had a credit facility in the amount of NIS 80 million. This facility was partially used as of December 31, 2011 to secure bank guarantees. In July 2012, the credit facility was reduced to NIS 35 million. 012 Smile was charged a commitment fee of 0.4% per year for undrawn amounts.

Both credit facilities expired on December 31, 2012.

(2)     Bank Borrowings

The Group has received bank loans from leading Israeli commercial banks. The Group may, at its discretion prepay the loans, subject to certain conditions, including that the Group shall reimburse the bank for losses sustained by the bank as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2011 and 2012 was 4.25% and 3.25% per year, respectively.

Bank borrowings as of December 31, 2012:

	Total principal (**)	Date originally received	Linkage terms	Annual interest rate
	(NIS m)
Loan A (*)	522	Nov 11, 2010	CPI	2.75% CPI adj.
Loan C	175	Jun 8, 2010		5.7% fixed
Loan D	175	Jun 9, 2010		5.7% fixed
Loan E	376	May 8, 2011		Prime minus 0.025%
Loan F (*)	485	Apr 10, 2011	CPI	3.42% CPI adj.
	1,733

(*) The principal amounts include CPI linkage differences as of December 31, 2012

(**) All the principal amounts of the bank borrowings are non-current

Additional information:

Loan A: The interest is payable on a semi-annual basis. The principal amount is repayable in three equal annual installments between 2016 and 2018.

Loan B: On December 31, 2009, a loan was received in the amount of NIS 300 million for period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest was payable quarterly. The principal was payable in one payment at the end of the loan period. On July 25, November 25 and December 9, 2012, the Company prepaid principal portions of Loan B in the amounts of NIS 25 million, NIS 70 million and NIS 205 million, respectively, which were due originally in December 28, 2013, thus completing full and final redemption of Loan B.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15– BANK BORROWINGS (continued)

Loan C: The principal and interest are payable annually. The loan is for a period of 10 years.  On March 22, 2012, the Company prepaid the current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally in June 8, 2012. On December 6, 2012, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 25 million, which was due originally on June 8, 2013.

Loan D: The principal and interest are payable annually. The loan is for a period of 10 years. On July 26, 2012, the Company prepaid current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally on June 9, 2013.

Loan E: The interest is payable every three months. On March 28, 2012, the Company prepaid current portion of principal outstanding of the Loan in the amount of NIS 24 million, which was due originally in May 8, 2012. The principal installments payable are as follows: NIS 112 million on May 8, 2014, NIS 112 million on May 8, 2015, and NIS 152 million on May 8, 2019.

Loan F: On April 10, 2011, 012 Smile prepaid its long term bank loans and obtained a new loan from a leading Israeli commercial bank in a principal amount of NIS 500 million. The interest is payable quarterly. On July 25, 2012, the Group prepaid the current portion of linked principal outstanding of the loan in the amount of NIS 31 million, which was due originally in December 31, 2012. The principal is payable as follows (linked to the CPI as of December 2012): NIS 144.5 million on December 31, 2014, NIS 144.5 million on December 31, 2015, and NIS 196 million on December 31, 2019.

(3)	Financial covenants:

The terms of bank loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2011 and 2012 was 3.1 and 4.3, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2011 and 2012 was 2.4 and 2.8, respectively).

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation and amortization expenses, and (d) any finance costs, net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The usage of the term "Adjusted EBITDA" as in the segment information is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.
The Group was in compliance with all covenants stipulated for the years 2011 and 2012. The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

(4)	Negative pledge:

The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

See note 7 regarding the Company's exposure to market risks and liquidity risk.

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE

Notes payable series A

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and were traded on the Tel-Aviv Stock Exchange ltd. (TASE). Of these notes approximately NIS 36.5 million were purchased by PFC, a consolidated subsidiary. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes was payable in 12 equal quarterly installments, beginning June 30, 2009. The notes bore NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which was payable quarterly on the last day of each quarter, commencing June 30, 2005.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows (net of amounts due to PFC):

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2012	393	-
	393	-
Less - offering expenses	*	-
Less - current maturities	393	-
Included in non-current liabilities	-	-

(*) Representing an amount less than a million

On April 1, 2012, the Company completed full and final redemption of notes payable series A

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series B

On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to changes in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

The notes are listed for trade on the TASE. In the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), the following undertakings will become effective :(i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) a negative pledge (subject to certain carve-outs); and (iii) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) The Company fails to comply with its existing financial covenants.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

    The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2013	118	120
2014	118	120
2015	118	120
2016	118	120
	472	480
Less - offering expenses	2	2
Less - current maturities	-	120
Included in non-current liabilities	470	358

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series C

On April 25, 2010 the Company issued Series C Notes in a principal amount of NIS 200 million payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, payable semi-annually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) are linked to the Israeli Consumer Price Index ("CPI"). Series C Notes were listed for trading on the TASE.

On February 24, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The value of the principal issued, including CPI linkage differences and accumulated interest to be paid to that date was approximately NIS 463 million. The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes. The Additional Notes were issued for an aggregate consideration of approximately NIS 463 million. The Additional Notes were listed for trading on the TASE.  The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

    The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2016	227	230
2017	227	230
2018	227	230
	681	690
Less - offering expenses	3	2
Included in non-current liabilities	678	688

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series D
On April 25, 2010 the Company issued Series D Notes in a principal amount of NIS 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) are as follows:

•	From the issuance date to June 30, 2010: 3.4%
•	From July 1, 2010 to September 30, 2010: 3.29%
•	From October 1, 2010 to December 30, 2010: 3.62%
•	From December 31, 2010 to March 30, 2011: 3.67%
•	From March 31, 2011 to June 30, 2011: 4.47%
•	From July 1, 2011 to September 30, 2011: 4.72%
•	From October 1, 2011 to December 30, 2011: 4.15%
•	From December 31, 2011 to March 30, 2012: 3.73%
•	From March 31, 2012 to June 30, 2012: 3.80%
•	From July 1, 2012 to September 30, 2012: 3.39%
•	From October 1, 2012 to December 30, 2012 : 3.41%

Series D Notes were listed for trading on the TASE.

On May 4, 2011 the Company issued an additional NIS 146 million in principal amount of Series D Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series D Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 992. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

       The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2017	109	109
2018	109	109
2019	109	109
2020	109	109
2021	109	109
	545	545
Less - offering expenses and discount	5	5
Included in non-current liabilities	540	540

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series E

On April 25, 2010 the Company issued Series E Notes in a principal amount of NIS 400 million. The principal amount of Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears fixed interest of 5.5% payable on a semi-annual basis. Series E Notes were listed for trading on the TASE.

On May 4, 2011 the Company issued an additional NIS 535 million in principal amount of Series E Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series E Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 996. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Repurchase of notes payable series E:

In August 2012 the Company repurchased NIS 0.65 million par value of notes payable series E, at a transaction price of 0.9954 NIS per par value, following Board of Directors' resolution to approve a debt buy-back plan of the Company's series B, C, D and E Notes which are traded on the TASE.

       The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2013	186	186
2014	187	187
2015	187	187
2016	187	187
2017	187	187
	934	934
Less - offering expenses and discount	17	13
Less - current maturities	-	186
Included in non-current liabilities	917	735

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(p).

(1)	Defined contribution plan:

The Group had contributed NIS 5 million, NIS 14 million, NIS 17 million for the years 2010, 2011 and 2012 respectively, in accordance with section 14. The contributions in accordance with the aforementioned section 14 commenced in 2009 (see note 2p(i)(1)).

(2)	Defined benefit plan:

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2p(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Present value of funded obligations	177	190
Less: fair value of plan assets	132	140
Liability for employee rights upon retirement, net	45	50
Assets held for employee rights upon retirement, net	3	-
Liability in the statement of financial position, net – presented as non-current liability	48	50

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Balance at January 1st	178	177
Acquisition of subsidiary	19	-
Current service cost	31	33
Interest cost	9	8
Actuarial losses	10	28
Benefits paid	(70)	(56)
Balance at December 31st	177	190

The changes during the year in the fair value of the plan assets are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Balance at January 1st	124	132
Acquisition of subsidiary	23	-
Expected return on plan assets	6	6
Actuarial gains (losses)	(11)	11
Employer contributions	29	26
Benefits paid	(39)	(35)
Balance at December 31st	132	140

The Group expects to contribute NIS 18 million in respect of liability for severance pay under a defined benefit plan in 2013.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement are as follows:

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
	In millions
Current service cost	41	31	33
Interest cost	7	9	8
Expected return on plan assets	(6)	(6)	(6)
Total expenses recognized in the income statement	42	34	35
Charged to the statement of income as follows:
Cost of revenues	25	19	20
Selling and marketing expenses	10	9	10
General and administrative expenses	6	3	3
Finance costs, net	1	3	2
	42	34	35
Actuarial losses net, recognized in the statement of comprehensive income, before tax	8	21	17
Actual return on plan assets	6	(5)	6

The principal actuarial assumptions used were as follows:

	December 31
	2011	2012
	%	%

Interest rate (*)	4.76%, 5.02%	4.24%
Inflation rate (*)	2.2%, 2.49%	2.57%
Expected return on plan assets (*)	3.08%, 5.02%	4.24%
Expected turnover rate	1% - 60%	8% - 55%
Future salary increases	1% - 6%	1% - 26%

(*) Different assumptions for two populations for 2011 were presented as weighted averages for 2012.

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS

(1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all types of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, and payments for roaming services to foreign operators.

According to the international and the domestic communication licenses terms (see also note 1(c)), 012 Smile and Partner Land-Line Communications Solutions are obligated to pay royalties to the Government of Israel at the rate of 1% of the royalty-bearing income. The royalty-bearing income is Income from International Long Distance services as well as domestic fixed-line phone services as defined in the Regulations, which includes all types of income of the Company from the granting of communication services under the licenses – including connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts and payments to another communication licensee in respect of interconnection.

Following the approval of the Israeli Parliament's finance committee on July 10, 2012, the regulations that regulate the royalty rates that apply to general licensees for the provision of mobile radio telephone services using the cellular method (MRT), general licensees for the provision of domestic fixed-line telecommunication services (domestic fixed-line operators, including exclusive domestic fixed-line operators) and general licensees for the provision of international long distance (ILD) services, were amended on August 1,  2012.

Following the amendment of the regulations, the rates of the royalties paid to the state by the Partner Group were reduced in 2012 and shall be abolished as of 2013 onwards.

With respect to Cellular Communications Services, the royalty rate for the year 2012 was 2.5% from the beginning of the year until May 23, 2012, 1% from May 24, 2012 until July 31, 2012 and 0.292% for the remainder of the year, provided that the annual royalty rate for the year 2012 is 1.3%. This royalty rate is reduced compared with the previous arrangement according to which the royalty rate was 2.5% from the beginning of the year until May 23, 2012 and 1% for the remainder of the year;
From 2013 onwards, the royalty rate shall be 0% (instead of 1% for the same period.)
With respect to Fixed-line and ILD Communications Services, the royalty rate from 2013 onwards shall be 0% (instead of 1% for the same period).

The royalty expenses are included in cost of revenues, see note 22(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 59 million for the year 2010. For the year 2011, the Company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with the High Court of Justice's decision; the amount due before the reduction was approximately NIS 58 million. For the year 2012, the company paid a total amount of approximately NIS 59 million. See also note 20(b)(1).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS (continued)

(3)
At December 31, 2012, the Group is committed to acquire property and equipment and software elements for approximately NIS 156 million, including future payments in respect of the Ericsson contract. (See note 2(f)).

(4)
At December 31, 2012, the Group is committed to acquire inventory in amount of approximately NIS 1,388 million; of which an amount of NIS 21 million is from Scailex, a related party. This includes the following: The Company has entered into a new agreement with Apple Distribution International for the purchase and resale of iPhone handsets and accessories in Israel (the "Apple Agreement"). The term of the Apple Agreement is three years, during which Partner has agreed to purchase a minimum quantity of iPhone handsets per year, which will represent a significant portion of the Company's expected handset purchases over that period.

(5)	Right of Use (ROU)

012 Smile signed a long-term agreement with a service provider to receive indefeasible Rights of Use (ROU) of international capacity through submarine infrastructure until 2023 with an option to extend the agreement until 2027. As of December 31, 2012, 012 Smile is committed to pay over the following years capital expenditures in the amount NIS 234 million. The committed annual payments (excluding maintenance fees) as of December 31, 2012 are:

New Israeli Shekels in millions
2013	18
2014	18
2015	18
2016	24
2017 and thereafter	156
234

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2013-2023 is approximately NIS 144 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS (continued)

(6)
In April 2012 - the Company has entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties.

(7)	Liens and guarantees

The Group has provided bank guarantees in respect of licenses (see note 1 (c),(d)).

In addition, the Group has provided bank guarantees to other parties in an aggregate amount of approximately NIS 32 million as of December 31, 2012.

(8)	License for the use of the orange brand

The Company has entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc. Under this agreement, the Company has the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement negotiated in January 2012 with Orange Brand Services Limited, a member of the France Telecom Group, the Company has agreed to begin paying royalties in April 1, 2012 for a period of 15 years.

Royalties payable are based on a percentage of the Company’s relevant revenues from the provision of services offered under the Orange brand.

Under the brand license agreement, the Company is required to comply with the Orange brand guidelines established by Orange International. The Company has the right to use the Orange brand as long as it is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement or by either Party if it is determined that the other party has materially breached the agreement.

(9)	See note 15(3) regarding financial covenants and note 15(4) regarding negative pledge.

(10)	See note 19 in respect of operating leases.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
In the beginning of 2010 an amendment to the lease agreements for the Company's headquarters facility in Rosh Ha'ayin was signed, according to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

(2)
012 Smile leases an office facility in Petach Tikva for its headquarter. In July 2012, the lease was extended until the end of February 2013, by which time most of the facility will be vacated. The remaining area of the facility which will not be vacated has been leased under an agreement until the end of July 2013, with an option to extend the lease for an additional year.

(3)
Lease agreements for service centers and retail stores for a period of two to five years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to five years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). The rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(5)	As of December 31, 2012 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(6)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2012
In millions
2013	234
2014	201
2015	171
2016	154
2017	109
2018 and thereafter	291
1,160

(7)	The rental expenses for the years ended December 31, 2010, 2011 and 2012 were approximately NIS 268 million, NIS 296 million, and NIS 290 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

In the ordinary course of business, the Group is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amounts of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties. Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 55 million at December 31, 2012. (See also note 14).

Described below are the main litigation and claims against the Group:

1.	Consumer claims

a.	Alleged illegal collection of charges, claims or breach of the Consumer Protection Law and Customer agreement claims

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged unlawful collection of charges from customers or alleged breach of the Consumer Protection Law.

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 7,124 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	689
NIS 100- 400 million	10	2,155
NIS 400 million -NIS 1 billion	3	1,580
Over NIS 1 billion	1	2,700
Unquantified claims	2	-
Total	33	7,124

Out of the claims in the above table, there are two claims that the court approved as class actions:

1.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards.

In the event of certification of the Suit and the Amended Suit as class actions the total amount claimed against 012 Smile is NIS 354 million. Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

On November 3, 2010, the court granted the plaintiffs' request and certified the suit as a class action against all of the defendants. On December 13, 2010, 012 Smile filed a motion with the Supreme Court for leave to appeal on the District Court's decision granting class action certification. On April 14, 2011, the Supreme Court referred the parties to mediation. On May 10, 2012, the parties signed a compromise agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement.

2.
During 2010, a claim and a motion to certify the claim as a class action were filed against Partner Communications Company Ltd. ("Partner"). The claim alleges that in the process of generating bills to its customers, Partner wrongfully miscalculates the number of minutes consumed by a customer multiplied by the tariff per minute, in Partner's favor. The total amount of damages claimed by the plaintiffs is approximately NIS 2 million. On August 18, 2011, the court granted the plaintiff's request and certified the lawsuit as a class action. On January 10, 2012, the parties filed an agreed request for the court's approval of a compromise settlement reached by the parties. On January 31, 2013 the court approved the settlement agreement which the parties are implementing.

In respect of 5 lawsuits (other than the two items mentioned above) mentioned in the table above, with a total amount of NIS 3,327 million, the parties filed requests to approve settlement agreements.

In addition to the claims in the above table, during 2012 and 2013, the court dismissed 14 claims and their request to certify the claims as a class action in a total amount of NIS 1,629 million.

b.	Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 9,453 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	14	510
NIS 100-400 million	2	294
NIS 400 million -NIS 1 billion	1	560
Over NIS 1 billion	1	8,089
Unquantified claims	4	-
Total	22	9,453

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

Out of the claims in the above table, there are two claims that the court approved as a class actions:

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that during the period between September 3, 2007 and December 31, 2008, Partner charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with Partner's license. The total amount claimed from Partner is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. On September 6, 2012, the court certified the claim as a class action. In light of the fact that Partner has already credited the relevant customers, Partner does not anticipate that it will be required to pay any additional amounts to the said customers.

2.
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from costumers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. On March 3, 2013, The Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. At this stage, the trial will begin to be heard as an ordinary civil claim. Partner estimates that even if the claim will be decided in favor of the relevant costumers, the damages that Partner will be required to pay for are immaterial.

In respect of one lawsuit mentioned in the table above, with a total amount of NIS 560 million, the parties filed requests to approve a settlement agreement.

In addition to the claims in the above table, during 2012, the court dismissed 6 claims and their request to certify the claims as a class action in a total amount of NIS 320 million.

2.	Environmental clais

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues.  As of the date of approval of these financial statements, the amounts claimed from this group sum up to NIS 4,610 million.

In addition, during 2012, the court dismissed a claim and the request to certify the claim as a class action in an amount of NIS 333 million.

3.	Employees and suppliers claims

On May 22, 2011, a civil claim was filed against Partner. The claim alleges that Partner breaches copyrights that allegedly belong to the plaintiff. The total amount claimed from Partner is approximately NIS 40 million. The claim is still in the preliminary stage and a number of hearings have been held. The court has referred the parties to mediation.

4.	Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Cost of revenue was reduced by approximately NIS 50 million in 2010 following a Supreme Court decision in December 2010 to fully accept the Company's petition against the MOC regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company. In addition, an amount of approximately NIS 10 million was recorded in other income in the financial statement. In December 28, 2011, the Company received an amount of approximately NIS 11 million as a final payment according to the Court's decision. This payment was recorded as a reduction of frequency fees and as other income (approximately NIS 6 million and NIS 5 million, respectively). See also note 18(2).

(2)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2012 the Company provided the local authorities with 452 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.

 (An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under the Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and the registered holders, from time to time, of ADRs. ADSs were first issued in October 1999. Since March 2006 and until November 2011, the Bank of New York Mellon served as the Company's depository for ADSs.  Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote and to receive dividends) until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared. See also (c) below in respect of dividends.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options

(1)	Description of the option plan

Share options were granted to employees in accordance with the 2004 Plan. The 2004 Share Option (the "2004 Plan") is administered by the Compensation Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the compensation committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 2004 Plan or necessary or advisable for the administration of the 2004 Plan. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

The principal terms of the 2004 Plan, as they have been amended over time, are summarized below:

-	Granting, exercise and tax treatment: Options under the 2004 Plan may be granted without consideration to employees, directors, officers and advisors.

The total number of Company's shares reserved for issuance upon exercise of all options granted under the 2004 Plan is 13,917,000 shares. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will not exceed ten years from the date of option grant.

The options are granted to employees under the provisions of the capital gains tax route provided for in Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, which is the amount of the benefit taxable as work income in the hands of the employee, while the part of the benefit that is taxable as capital gains in the hands of the employee is not allowable.

-	Vesting: Vesting periods are between 1 to 4 years, as determined by the Board of Directors at the time of granting the options.

-	Acceleration of vesting and adjustment: In the event of a change of control or voluntary winding up, option vesting and exercisability of outstanding options shall be accelerated.

Upon the occurrence of any merger, consolidation, reorganization or similar event, or other substantially similar corporate transaction or event, equitable changes or adjustments to the number of shares subject to each outstanding option will be made in order to prevent dilution or enlargement of the option holders’ rights.

-
Exercise price adjustment: In the event of a dividend distribution other than in the ordinary course, the exercise price of outstanding options shall be reduced by an amount which the Board of Directors considers such distribution will have or will be likely to have on the trading price of the ordinary shares.

On December 27, 2009, following the resolution regarding the capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the amount of the distribution per share. The exercise price was reduced on the record date on March 7, 2010 (see also note 21(d)).

For options granted between February 23, 2009 (the date of the relevant amendment to the 2004 Plan) and May 7, 2012, in the event of a dividend distribution in the ordinary course in an amount in excess of 40% (or another threshold as established by the Board of Directors) of the Company’s net income for the relevant period (the “Excess Dividend”), the exercise price for such options shall be reduced by the amount of the Excess Dividend per ordinary share.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options (continued)

For Options granted on or after May 8, 2012, a dividend-adjustment mechanism was amended, which reduces the exercise price of such options following each dividend distribution in the ordinary course of business by the gross dividend amount so distributed, per ordinary share ("Full Dividend Mechanism").

-
Cashless exercise:  The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant, defined as of any date as the average of the closing sale price of ordinary shares published by the Tel-Aviv Stock Exchange during the immediately preceding 30 trading days.

Options granted on or after February 23, 2009 (the date of the amendment to the 2004 Plan), may only be exercised on a cashless basis, and the Board of Directors may require holders to so exercise their vested options during a fixed period.  (Holders of options granted before February 23, 2009, may choose between cashless exercise and the regular option exercise procedure.)  In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options granted

In 2010 3,310,500 share options were granted to senior officers and managers of the Company following the approval of the Company's Board of Directors, of which 1,100,000 share options were afterwards cancelled and regranted to the same senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that is regarded as additional compensation.

In 2011 2,977,275 share options were granted to senior officers and managers of the Company and its subsidiary following the approval of the Company's Board of Directors.

In 2012 1,795,340 share options were granted to senior officers and managers of the Company and its subsidiary following the approval of the Company's Board of Directors.

Through December 31, 2012 – 19,395,615 options have been granted to the Group's senior officers and employees pursuant to the 2004 Plan, of which 5,628,113 options have been exercised, 5,963,912 options were forfeited and 279,842 options expired (options forfeited and expired are available for subsequent grants), and 7,523,748 remained outstanding.

The outstanding options as of December 31, 2012 comprise: 3,723,702 exercisable options,    1,725,915 options expected to become exercisable in 2013, 2,000,798 options expected to become exercisable in 2014, and 73,333 options expected to become exercisable in 2015. In respect of which, and as of December 31, 2012, the company expects to record a total amount of compensation expenses of approximately NIS 8 million during the next three years.

The expenses recognized in respect of the fair value of the options granted in the years ended December 31, 2010, 2011, and 2012 are NIS 23 million, NIS 19 million, and NIS 11 million respectively.

As of December 31, 2012 an amount of 756,139 options of the 2004 Plan remained ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2010, 2011 and 2012 and the changes therein during the years ended on those dates:

	Year ended December 31
	2010		2011		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price**	Number	Weighted average exercise price**
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	5,315,945	*56.47	6,826,275	55.88	6,452,891	52.98
Changes during the year:
Granted	3,310,500	**62.40	2,977,275	50.87	1,795,340	18.42
Exercised ***	(1,529,795)	*44.82	(1,454,250)	47.57	-
Forfeited	(270,375)	*58.48	(1,896,409)	56.59	(449,266)	54.97
Expired					(275,217)	56.07
Balance outstanding at the end of the year	6,826,275	**55.88	6,452,891	52.98	7,523,748	44.02
Balance exercisable at the end of the year	2,243,022	**47.91	2,145,389	53.49	3,723,702	53.61

*   After taking into account the dividend benefit.

**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (b)(2) above.

***
The number of shares issued as a result of the 1,454,250 options that were exercised during 2011 is 396,532 due to the Cashless mechanism. The number of shares issued as a result of the 1,529,795 options that were exercised during 2010 is 809,040 due to the Cashless mechanism.

	Options granted in 2010	Options granted in 2011	Options granted in 2012
		NIS
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option	9.68	6.28	3.74
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	29%	27%	30.46%
Risk-free interest rate	2.9%	3.65%	2.52%
Expected life (years)	3	3	3
Dividend yield	5.08%	5.01%	*

*   Due to the Full Dividend Mechanism, for grants made on or after May 8, 2012, the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)       Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2012 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2013	275,000	58.75
2014	410,116	48.85
2015	13,375	26.21
2016	32,500	29.45
2017	71,000	53.44
2019	1,304,042	51.16
2020	1,317,600	59.96
2021	2,310,175	48.77
2022	1,789,940	17.60
	7,523,748	44.02

Share options outstanding as of December 31, 2011 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*

2012	205,700	57.64
2014	399,191	48.70
2015	13,375	26.21
2016	32,500	29.45
2017	81,000	53.44
2018	12,500	61.53
2019	1,513,750	51.16
2020	1,433,700	60.81
2021	2,761,175	50.54
	6,452,891	52.98

Share options outstanding as of December 31, 2010 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2011	8,750	21.72
2014	403,316	49.95
2015	283,542	61.90
2016	299,167	60.39
2017	133,250	55.07
2018	12,500	61.53
2019	3,317,750	51.44
2020	2,368,000	61.95
	6,826,275	55.88

*	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (b)(2) above.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

  NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

On August 13, 2012 the Company's Board of Directors approved the distribution of a cash dividend (in respect of the first half of 2012) in the amount of NIS 1.03 per share (approximately NIS 160 million) to shareholders of record on August 29, 2012. The dividend was paid on September 11, 2012.

	For the year ended December 31,
	2010		2011		2012
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Dividends declared during the year	7.82	1,212	4.17	648	1.03	160
Tax withheld		(17)		(6)
Previously withheld tax - paid during the year		14		17		7
Net Cash flow in respect of dividends during the year		1,209		659		167

On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting minimum of 80% payout ratio of annual net income for the year 2010. This dividend policy was reaffirmed by the Board of Directors with respect to 2011 and, on March 21, 2012, with respect to 2012. In September 2012, the Board of Directors resolved to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general.

d. Capital reduction

On February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval a total amount of approximately NIS 1.4 billion which was NIS 9.04 per share was paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction of the shareholders equity by an equal amount.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Payments to transmission, communication and content providers	1,342	*1,098	1,153
Cost of handsets, accessories and ISP related equipment	746	1,368	788
Wages, employee benefits expenses and car maintenance	575	705	614
Depreciation, amortization and impairment charges	663	708	641
Costs of handling, replacing or repairing handsets	199	152	140
Operating lease, rent and overhead expenses	301	308	303
Network and cable maintenance	63	*133	133
Payments to internet service providers (ISP)		*94	69
Carkit installation, IT support, and other operating expenses	86	*96	80
Royalty expenses	43	63	39
Amortization of rights of use		29	26
Impairment of deferred expenses – right of use (see note 13)		148
Other	75	*76	45
Total cost of revenues	4,093	4,978	4,031

* Reclassified

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Wages, employee benefits expenses and car maintenance	228	335	299
Advertising and marketing	142	82	64
Selling commissions, net	25	82	59
Depreciation and amortization	10	45	42
Impairment of intangible assets (see note 13)		87
Operating lease, rent and overhead expenses	35	44	45
Other	39	36	42
Total selling and marketing expenses	479	711	551

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Wages, employee benefits expenses and car maintenance	122	100	89
Bad debts and allowance for doubtful accounts	50	42	40
Professional fees	45	41	29
Credit card and other commissions	33	42	33
Depreciation	12	17	17
Other	44	49	28
Total general and administrative expenses	306	291	236

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	823	1,028	908
Expenses in respect of share options that were granted to employees	23	19	11
	846	1,047	919

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Unwinding of trade receivables	63	104	108
Other income, net	4	3	3
Capital loss from property and equipment	(3)	(2)	(*	)
	64	105	111
* Representing an amount less than 1 million

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Net foreign exchange rate gains	16	-	8
Interest income from cash equivalents	3	10	7
Expected return on plan assets	6	6	6
Fair value gain from derivative financial instruments, net	-	18	-
Other	3	5	6
Finance income	28	39	27

Interest expenses	127	205	188
Linkage expenses to CPI	54	77	35
Interest costs in respect of liability for employees rights upon retirement	7	9	9
Fair value loss from derivative financial instruments, net	6	-	15
Net foreign exchange rate losses	-	18	-
Factoring costs, net	1	2	*
Other finance costs	14	22	14
Finance expense	209	333	261
	181	294	234

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforwards for tax purposes, and certain tax deductible depreciation expenses shall be adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

In accordance with amendment to Income Tax Ordinance from August 2005, and the Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) from July 2009, the corporate tax rate was to be gradually reduced as follows: 2010 – 25%, 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%, and for 2016 and thereafter – 18%.

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law, the previously approved gradual decrease in corporate tax is discontinued. Corporate tax rate will increase to a fix rate of 25% as from 2012 and thereafter.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax liability as of December 31, 2011 has increased in the amount of approximately NIS 12 million, with corresponding increase in deferred tax expenses in the income statement.

c.	Losses carried forward to future years and other temporary differences

At December 31, 2012, certain subsidiaries of the Company did not recognize deferred tax assets in respect of carryforward tax losses of approximately NIS 139 million. The carryforward tax losses can be utilized indefinitely. The Group did not recognize deferred tax assets in respect thereof since Group's management does not expect that it is probable that sufficient taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

d. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2010	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2010	Acquisition of subsidiary	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2011	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2012
Allowance for doubtful accounts	61	(1)		60	*	(5)		6	61	(5)		56
Provisions for employee rights	14	1	2	17	1	(8)	5	2	17	(6)	4	15
Subscriber acquisition costs	10	(10)			1	(1)		*	*	*		-
Depreciable fixed assets and software	(99)	(6)		(105)	(2)	10		(26)	(123)	23		(100)
Intangibles, deferred expenses and carry forward losses	15	(2)		13	13	15		7	48	(1)		47
Options granted to employees	4	(2)		2		(1)		*	1	(1)		*
Financial instruments	4	(4)		*		*		*	*	*		-
Other	5	6		11	(1)			(1)	9	*		9
Total	14	(18)	2	(2)	12	10	5	(12)	13	10	4	27

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2010	2011	2012
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	59	104	90
Deferred tax assets to be recovered within 12 months	44	43	38
	103	147	128
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	105	115	86
Deferred tax liabilities to be recovered within 12 months	*	19	15
	105	134	101
Deferred tax assets (liability), net	(2)	13	27

*	Representing an amount of less than NIS 1 million.

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b above), and the actual tax expense:
	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
	In millions
Profit before taxes on income,
as reported in the income statements	1,679	742	631
Theoretical tax expense	420	178	158
Increase in tax resulting from disallowable deductions			5
for the current year mainly relating to impairment charges	8	18
Decrease (increase) in tax resulting from deferred taxes calculated based on different tax rates	(3)	7
Income not subject to tax			(1)
Temporary differences and tax losses for which no
deferred income tax asset was recognized		63	(2)
Utilization of previously unrecognized tax losses and
other temporary differences			(11)
Taxes on income in respect of previous years	5	14	2
Expenses deductible according to different tax rates	1	*
Change in corporate tax rate, see b above		12
Other	5	7	2
Income tax expenses	436	299	153

*	Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
	In millions
For the reported year:
Current	413	288	161
Deferred, see d above	14	(15)	(10)
Effect of change in corporate tax rate on deferred taxes		12
In respect of previous year:
Current	5	9	2
Deferred, see d above	4	5
	436	299	153

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2008.

2)
As general rule, tax self-assessments filed by a subsidiary through the year ended December 31, 2008, and another subsidiary through the year ended December 31, 2007 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2013.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years instead of three years, commencing on January 1, 2011. On January 23, 2013, the Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. The resolution is subject to the approval of the shareholders.

	New Israeli Shekels
	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Transactions with Scailex group	In millions
Service revenues	1.5	0.8	0.6
Acquisition of handsets	143	478	288
Selling commissions, maintenance and other expenses (revenues)	3.8	(4)	(10)

	New Israeli Shekels
	December 31,
	2011	2012
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	142	70

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	31	18	21
Long term employment benefits	37	13	6
Employee share-based compensation expenses	16	12	7
	84	43	34

	New Israeli Shekels
	December 31,
	2011	2012
Statement of financial position items - key management	In millions
Current liabilities:	5	-
Non-current liabilities:	13	13

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

d.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a)

e.
In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012 that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is NIS 6.7 million.  On May 22, 2012, the Company's Board of Directors, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO will receive an amount of NIS 1.8 million, provided that the CEO does not resign during the first year of the change of control or his employment is terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,243	443	478
Weighted average number of shares used
in computation of basic EPS (in thousands)	154,866	155,542	155,646
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,430	237	127
Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,296	155,779	155,773

For the years ended December 31, 2010,2011  and 2012 options in the total amount of 1,087,  5,889 and 6,156 thousands respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti-dilutive effect.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2012

The following report is a summary only, and is not intended to be a comprehensive review of the company’s business and results of its operations and financial condition for the year 2012. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as Form 20-F, includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this report regarding our future performance, revenues or margins, market share or reduction of expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see in Form 20-F, "Item 3D. Risk Factors", "Item 4. Information On The Company", "Item 5. Operating And Financial Review And Prospects", "Item 8A.1 Legal And Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2012 NIS 3.733 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Consolidated Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

On March 3, 2011, Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecommunications services and local fixed line services and a provider of internet services. The consolidated results of 2011 therefore include the results of 012 Smile from March 3, 2011, forward.

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2011	2012
	In millions

Service revenues	5,224	4,640
Equipment revenues	1,774	932
Total revenues	6,998	5,572

Cost of revenues – Services	3,570	3,212
Cost of revenues – Equipment	1,408	819
Total Cost of revenues	4,978	4,031
Gross profit	2,020	1,541

Revenues. Total revenues in 2012 were NIS 5,572 million (US$ 1,493 million), a decrease of 20% from NIS 6,998 million in 2011.

Revenues from services. Annual service revenues totaled NIS 4,640 million (US$ 1,243 million) in 2012, decreasing by 11% from NIS 5,224 million in 2011. Service revenues for the cellular segment in 2012 were NIS 3,592 million (US$ 962 million), decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (new operators and MVNO's) in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower post-paid cellular subscriber base which decreased by approximately 4% on an average basis over the past year.

Service revenues for the fixed line segment reached NIS 1,210 million (US$ 324 million) in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflected the contribution of 012 Smile to the Company’s results for the full year in 2012, compared to only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

Revenues from equipment. Equipment revenues in 2012 totaled NIS 932 million (US$ 250 million), a decrease of 47% compared with NIS 1,774 million in 2011. The decrease largely reflected a significant decrease of approximately 50% in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

Operating expenses, Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 3,262 million (US$ 874 million) in 2012, a decrease of 7% or NIS 255 million from 2011, largely reflecting the series of efficiency measures undertaken over the last year, and in particular the reduction of the workforce by approximately 40% over the period. The decrease was despite the full-year contribution of 012 Smile in 2012 compared with only a ten-month contribution in 2011.

Operating profit. Operating profit for 2012 was NIS 865 million (US$ 232 million), a decrease of 17% compared with reported operating profit for 2011 including an impairment charge impact of NIS 322 million (related to certain fixed line assets). The decrease amounted to 36% when compared with operating profit before the impact of the impairment.

Financial expenses, net. Financial expenses, net in 2012 were NIS 234 million (US$ 63 million), a decrease of 20% compared with NIS 294 million. The decrease was mainly due to the lower level of average debt in 2012 compared with 2011, together with a lower level of expenses linked to changes in the consumer price index (“CPI”) of 1.4% over 2012 compared with 2.6% over 2011.

Profit before income tax. Profit before income taxes for 2012 was NIS 631 million (US$ 169 million), a decrease of 15% from NIS742 million in 2011.

Income taxes on profit. Income taxes on profit for 2012 were NIS 153 million (US$ 41 million), a decrease of 49% from NIS 299 million in 2011.

The effective tax rate for 2012 was 24%, compared with 29% in 2011 (before the impact of the impairment). The decrease in the tax rate as above was mainly due to the utilization of previously unrecognized tax losses and other temporary differences against taxable income.

Net profit. Net profit in 2012 was NIS 478 million (US$ 128 million), an increase of 8% compared with reported net profit in 2011 of NIS 443 million, including the impact of the impairment in the amount of NIS 311 million, and a decrease of 37% compared with net profit in 2011 before the impact of the impairment. Based on the weighted average number of shares outstanding during 2012, basic earnings per share or ADS, was NIS 3.07 (US$ 0.82), an increase of 8% compared to NIS 2.85 in 2011.

Adjusted EBITDA. Annual Adjusted EBITDA totaled NIS 1,602 million (US$ 429 million) in 2012, a decrease of 26% from NIS 2,178 million in 2011. Adjusted EBITDA for the cellular segment was NIS 1,314 million (US$ 352 million) in 2012, decreasing by 31% from NIS 1,896 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization), as described above. Adjusted EBITDA for the fixed line segment in 2012 was NIS 288 million (US$ 77 million), an increase of 2% from NIS 282 million in 2011, reflecting the reduction in operating expenses and the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011, partially offset by the reduction in service revenues.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but the Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods. For a reconciliation of Adjusted EBITDA with our audited financial data, see Note 6 to the consolidated financial statements for 2012 included in Form 20-F.

Results Of Operation By Segment For The Year Ended December 31, 2012 Compared To The Year Ended December 31, 2011

The consolidation of 012 Smile into Partner’s financial results following its acquisition on March 3, 2011, had a significant impact on the results of the Fixed-line Segment, as set forth below, but did not affect the results of the Cellular Segment.

Cellular Services Business Segment

The impairment charge on fixed-line assets in 2011 did not have any impact on the results for the cellular segment.

Total Revenues, Total revenues for the cellular segment in 2012 were NIS 4,488 million (US$ 1,202 million), a decrease of 25% from NIS 5,996 million in 2011.

Revenues from services. Annual service revenues for the cellular segment were NIS 3,592 million (US$ 962 million) in 2012, decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (MVNO’s and new operators) and the offering of “unlimited plans” in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower post-paid cellular subscriber base, which decreased by approximately 4% on an average basis over the past year.

Pre-paid subscribers contributed service revenues in a total amount of approximately NIS 475 million (US$ 127 million) in 2012, a decrease of 5% from approximately NIS 500 million in 2011, as a result of the price erosion and the decrease in the number of pre-paid subscribers.

Revenues from cellular data and content services excluding SMS in 2012 totaled NIS 559 million (US$ 150 million), a decrease of 16% compared with NIS 666 million in 2011. The decrease mainly reflected the price erosion of data and content services including browsing and other services, the lower post-paid subscriber base, and the impact of new consumer protection regulations in 2011 which led to a reduction in content service revenues.

SMS service revenues, on an allocated basis as explained below, totaled NIS 433 million (US$ 116 million) in 2012, a decrease of 5% compared with NIS 456 million in 2011.

Since approximately two-thirds of outgoing airtime, content and data (including SMS) revenues is derived from customers who subscribe to bundled packages which include airtime, data and SMS, the separate reporting of data and content service revenues relies heavily on the allocation methodology and application of those revenues between the different services offered in the bundled packages. Furthermore, the proportion of customers with unlimited packages which offer unlimited use of voice and SMS, as well as certain browsing volumes, continues to rise, and this trend is expected to continue. The Company has therefore concluded that the separate reporting of content and SMS revenues is no longer beneficial to understanding the Company’s results of operation, and will not provide this breakdown in future discussions of its results.

Revenues from equipment. Revenues from cellular equipment sales in 2012 totaled NIS 896 million (US$ 240 million), decreasing by 49% from NIS 1,748 million in 2011. The decrease largely reflected a significant decrease of approximately 50% in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

Gross profit from equipment. The gross profit from cellular equipment sales in 2012 was NIS 109 million (US$ 29 million), compared with NIS 369 million in 2011, a decrease of 70%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the profit achieved per sale, reflecting the increased competition in the handset market.

Operating expenses, Operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,497 million (US$ 669 million) in 2012, a decrease of 12% or NIS 329 million from 2011. Including depreciation and amortization expenses, operating expenses decreased by 11%.

Cost of service revenues, The cost of service revenues (excluding inter-segment costs) decreased by 10% from NIS 2,601 million in 2011 to NIS 2,351 million (US$ 630 million) in 2012, largely as a result of (i) the decrease in payroll and related expenses following the reduction in the level of workforce and other efficiency measures, (ii) lower royalty expenses due to the state (as a result of lower service revenues combined with the lower royalty rate of 1.3% for 2012, compared with 1.75% for 2011), and (iii) lower payments to content suppliers.

Selling, marketing, general and administration expenses, Selling, marketing, general and administration expenses for the cellular segment in 2012 amounted to NIS 584 million (US$ 156 million), decreasing by 18% from NIS 712 million in 2011. The decrease mainly reflected decreases in payroll and related expenses following the reduction in the level of workforce and other efficiency measures taken, lower selling commissions and a decrease in marketing and advertising expenses.

Operating profit. Overall, operating profit for the cellular segment in 2012 was NIS 742 million (US$ 199 million), decreasing by 42% compared with NIS 1,287 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. The impairment recorded in 2011 did not impact the results of the cellular segment.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment totaled NIS 1,314 million (US$ 352 million) in 2012, a decrease of 31% from NIS 1,896 million in 2011, again reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA in 2012 was 29%, compared with 32% in 2011.

Fixed Line Services Business Segment

Total revenues, Total Revenues in 2012 for the fixed line segment reached NIS 1,246 million (US$ 334 million), an increase of 8% compared with NIS 1,153 million in 2011.

Revenues from services. Service revenues for the fixed line segment reached NIS 1,210 million (US$ 324 million) in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflects the contribution of 012 Smile to the Company’s results for a full year in 2012, compared with only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

Revenues from equipment. Revenues from equipment sales in the fixed line segment in 2012 totaled NIS 36 million (US$ 10 million), compared with NIS 26 million in 2011.

Operating expenses, Operating expenses for the fixed line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 927 million (US$ 248 million) in 2012, an increase of 10% or NIS 85 million from 2011. The increase was explained by the full-year contribution of 012 Smile in 2012 compared with only a 10 month contribution in 2011. Including depreciation and amortization expenses but excluding the impact of the impairment, operating expenses increased by 4%.

Cost of service revenues, The cost of service revenues (excluding inter-segment costs) for the fixed line segment increased by 5% from NIS 821 million in 2011, before the impact of the impairment, to NIS 861 million (US$ 231 million) in 2012. The increase was largely due to the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and was partially offset by a decrease in depreciation and amortization expenses following the impairment, as well as lower infrastructure expenses.

Selling, marketing, general and administration expenses, Selling, marketing, general and administration expenses for the fixed line segment in 2012 amounted to NIS 203 million (US$ 54 million), unchanged from 2011 before the impact of the impairment. This was despite the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and mainly reflected lower payroll and related expenses.

Impairment loss for goodwill. In 2011, we recorded an impairment charge to goodwill related to the fixed-line segment in the amount of NIS 87 million.

Operating profit. Operating profit for the fixed line segment was NIS 123 million (US$ 33 million) in 2012, an increase of 73% compared to NIS 71 million in 2011, excluding the impact of the impairment (reported operating loss in 2011 was NIS 251 million and included the impact of impairment in the amount of NIS 322 million). The increase in operating profit, (excluding the impact of the impairment), reflected principally the impact of the efficiency measures which reduced operating expenses over the period, as well the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011.

Adjusted EBITDA. Adjusted EBITDA for the fixed line segment in 2012 was NIS 288 million (US$ 77 million), an increase of 2% from NIS 282 million in 2011, mainly reflecting the reduction in operating expenses, partially offset by the reduction in service revenues. The Adjusted EBITDA margin for the fixed line segment in 2012 was 23% of total fixed line segment revenues, compared with 24% in 2011.

Annex “D”

 [THIS IS A CONVENIENCE TRANSLATION OF THE BINDING HEBREW
VERSION OF THE COMPENSATION POLICY FOR OFFICE HOLDERS]

Partner Communications Company Ltd. (“the Company”)

July __, 2013

Compensation Policy for Office Holders

1.	General

1.1
Pursuant to the provisions of the Companies Law (Amendment number 20), 5773 - 2012 (“Amendment 20”), a compensation policy for Office Holders of the Company is hereby being adopted (“the Compensation Policy” or “the Policy”), as this term is defined in the Companies Law, 5759 - 1999, as amended (“the Companies Law”), including section 267.A of the Companies Law. Terms defined in the Companies Law and not defined in this document shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise.

1.2
The Terms of Office and Employment of the Office Holders of the Company shall be determined on the basis of the Compensation Policy as defined hereunder (“the Compensation” or “Compensation Plan”) and shall be submitted for approval by the Compensation Committee of the Board of Directors of Partner Communications Company Ltd. (“the Company”), the Company’s Board of Directors or the shareholders (as relevant), as required pursuant to the Companies Law.1

1.3
At least once every three years, and after receiving the recommendation of the Compensation Committee, the Company’s Board of Directors shall discuss and decide whether to approve a Compensation Policy for the Company's Office Holders that will advance the Company’s targets. The Compensation Committee and Board of Directors shall also review the Company’s Compensation Policy and the need to amend it to conform to the provisions of law from time to time, in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the shareholders as required pursuant to the Companies Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

1
Insofar as the Office Holder is holding office through a company under his ownership, the provisions of the Compensation Policy shall apply mutatis mutandis: the Compensation to an Office Holder shall be paid against an invoice and not as a salary, and the components of the Compensation will be normalized so that, in economic terms, they will conform to that stated in this Policy.

1.4	The Policy shall remain in effect in its current format until amended or terminated by the Company’s relevant organs, subject to all statutory provisions.

1.5
The Compensation Policy, as specified hereunder, was formulated during an orderly internal process conducted at the Company in conformity with the provisions of Amendment 20, and is based on principles that enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the compensation manner of the Company’s Office Holders. The Company’s management and the Company’s Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and consequently, derived a comprehensive view with respect to the Company's Office Holders' Compensation. This document presents the indices that derived from the principles of the formulated Compensation Policy, as specified hereunder in clause 5.

1.6
It is hereby clarified that no statement in this document purports to vest any right to the Office Holders to whom the principles of the Compensation Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

1.7
The purpose of the Policy is to set guidelines for the compensation manner of Office Holders of the Company. Therefore, the indices presented are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each Office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company’s needs, in a manner that is congruent with the Company's benefit and the Company’s overall strategy over time.

2.	Definitions

“Phantom Options” - virtual options that represent a theoretical holding of a particular number of stock options of the Company. They vest a right to the value of the stock, similarly to stock options that are exercisable while offsetting the exercise price; i.e., they reflect only the benefit component generated for the offeree, if any has been generated, on the exercise date. On the exercise date of the Phantom Options, the offeree will receive the sum equivalent to the difference between the theoretical exercise price of each option and the share price on that date. In other words, when exercising the Phantom Options, the offerees are not receiving the underlying shares, but rather, if the share price has risen above the exercise price, they receive a financial gain according to the rise in value of the Company’s shares underlying the Phantom Options they hold, from the option allotment date until the exercise date (i.e., the difference between the base price of the theoretical exercise price of the Phantom Option and the determinant share price on the exercise date). The calculation uses a formula according to predefined conditions outlined in the Phantom Option plan.

“Restricted Stock Units” - an undertaking to grant one share in respect of each unit at the end of the predefined vesting period (provided that the offeree is employed at the Company on that date) and subject to predefined conditions. These units are similar to stock options of the Company in terms of exercise price, which is the par value of the Company’s share. Since the units do not constitute shares, they are not eligible for rights that shares of the Company confer, such as the right to vote and the right to dividends. Nonetheless, similarly to options, various adjustments might be made to the units so that they will be eligible for dividends or so that they will be adjusted due to distributions and changes in equity, such as splitting/consolidation of shares and a distribution of bonus rights. The Restricted Stock Units may be held in trust by a trustee.

“Restricted Shares” - restricted shares that are issued to offerees and are subject to a vesting period, so that offerees cannot sell the shares until the end of the vesting period. The shares are to be held in trust by a trustee in favor of the offerees and shall vest the offerees full rights, including voting rights (voting by virtue of these shares shall be arranged in advance during the blocked period) and the right to receive dividends (which shall be held in trust by the trustee until the end of the blocked period). Apart from special cases that are explicitly defined, the trustee shall return shares to the Company that it is holding in favor of offerees who are no longer employed by the Company when the shares vest, as well as any additional sum held by the trustee that has accrued in respect of these shares.

“Bonus” - a one-time payment (or divided into a number of payments) that is not an Ongoing Remuneration.

“Retirement Bonus” - as this term is defined in the Companies Law from time to time. As of the adoption date of this Policy - a Bonus, payment, compensation, damages or any other benefit given to an Office Holder in relation to the termination of his position at the Company.

“Office Holder” - as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy - general manager (CEO), chief business manager (CFO), deputy general manager, vice general manager, any person performing such a function in the Company even if under a different title, and a director, or a manager directly subordinate to the general manager.

“Variable Component” – any payment (in whole or a portion thereof) in respect of the holding of an office or employment that is not part of the Ongoing Remuneration, that depends on variables that are unknown at the time the payment is determined, such as an annual Bonus, a portion of which thereof is contingent upon future financial results, but not a Bonus that is calculated according to the duration of the period of employment (including a Retirement Bonus).

“Fixed Component” – the ongoing remuneration and any other payment (in whole) in respect of the holding of an office or employment that does not depend on variables that are unknown at the time the payment is determined, such as a Bonus that is calculated according to the duration of the period of employment (including a Retirement Bonus and a Retention Bonus).

“Ongoing Remuneration” – the accumulated monthly salary for a period of twelve months, including the base salary and social allocations, which may include: allocations in respect of a provident fund, pension, severance pay, annual vacation, 13th salary, continuing education fund, loss-of-work-capacity insurance, National Insurance contributions (the employer’s contribution), convalescence pay, car, mobile and residential phones, Internet services, vacation, holiday gift, as well as grossing up in respect of a car and in respect of mobile and residential phones.

“Equity Compensation” – options, Phantom Options, Restricted Stock Units, Restricted Shares, as described below, or any other equity compensation that is based on securities of the Company.

“The Existing Options Plan” – the Company’s Options Plan of 2004, as recently amended in 2012.2

 “Compensation Plan” – a plan that relates to the Terms of Office or Employment of an Office Holder or a number of Office Holders of the Company, in relation to a particular matter or a variety of matters.

“Terms of Office and Employment” of an Office Holder – as this term is defined in the Companies Law from time to time. Correct to the adoption date of this Policy – the Terms of Office or Employment of an Office Holder, including the granting of an exemption, insurance, an undertaking to indemnify, or indemnification under a permit to indemnify, Retirement Bonus, and any benefit, other payment or undertaking of a payment as stated, which are being given because of service or employment as stated.

3.	Policy, supervision and control over the Office Holders’ Compensation

The Office Holders’ Compensation Policy shall be approved by the Company’s Board of Directors following the process specified hereunder:

3.1
The Board of Directors is responsible for managing and implementing the Compensation Policy and for all operations required for this purpose, and has the authority to interpret the provisions of the Compensation Policy in any instance of doubt as how to implement it. Without derogating from that stated and subject to the requirements of the Companies Law, subsequent to its approval by the Compensation Committee, the Board of Directors shall formulate and approve a Compensation Plan for Office Holders, while referring to the Compensation Policy and while referring to data to be submitted for this purpose by the Company’s CEO or any delegate on his behalf for each Office Holder at the relevant time of review.

2	Partner Communications Company Ltd. 2004 Share Options Plan.

3.2
Notwithstanding all that stated in this Policy, prior to adopting a resolution regarding the grant of compensation pursuant to this Policy, the Board of Directors may decide (upon the recommendation of the Compensation Committee) to reduce or cancel amounts of the Bonuses (or a portion thereof) that shall be calculated by virtue of the approved Compensation Plans, for the reasons specified in this document and particularly, due to the Company’s results, as well as other considerations, the reasons for which shall be specified.

3.3
As is required and pursuant to the provisions of Amendment 20, the Company’s Board of Directors has appointed a board committee to address compensation  issues (hereinabove and hereinafter: “the Compensation Committee”), inter alia, for the purpose of performing its functions as required pursuant to the provisions of section 118.B. of the Companies Law:

(1)	to recommend the Compensation Policy for Office Holders to the Board of Directors;3

(2)	to recommend that the Compensation Policy be updated from time to time, and to review its implementation;

(3)	to decide whether to approve transactions involving Terms of Office and Employment of an Office Holder, director and controlling shareholder or a relative thereof; and

(4)	to decide whether to exempt the Terms of Office of a candidate for the office of CEO from the need for approval by the shareholders.

3.4
Correct to the adoption date of this Policy, three members have been appointed to the Compensation Committee, comprised of all of the incumbent external directors of the Company and one independent director. Correct to the adoption date of this Policy, the following directors have been appointed to the Compensation Committee of the Board of Directors:

•	Mr. Barry Ben-Zeev (committee chairman; external director)

•	Dr. Michael Anghel (external director)

•	Mr. Arik Steinberg (independent director).

3	As stated above, the Compensation Policy shall be reviewed and approved at least once every three years.

3.5
The Board of Directors or the Compensation Committee may receive the assistance of external consultants for the purpose of formulating or updating the Compensation Policy and for supervising and controlling the approved Policy, to the extent that shall be deemed appropriate.

3.6
The Company’s Board of Directors shall discuss and resolve the supervision manner of the appropriate implementation of the Compensation Policy, in order to ensure that it is being implemented and, with the assistance of the Compensation Committee, the Board shall periodically review the implementation of the Policy (at least once a year) and shall prescribe rules for control, reporting and rectification of Policy deviations, all as specified hereunder in clause 10 below.

3.7
Without derogating from the general purport of that stated, the Board of Directors (upon the recommendation of the Compensation Committee) shall at all times be authorized to instruct that calculations of Bonuses shall be performed in a manner that differs from that specified in a particular Compensation Plan, or to resolve that any particular Bonus by virtue of a particular Compensation Plan shall not be paid at all, and shall be authorized to instruct the revision, cancellation or suspension of any particular Compensation Plan, for reasons that the Board shall deem fit, in light of considerations of the Company's benefit and subject to any law, provided that any payment to any of the relevant Office Holders deriving from the implementation of revisions as stated, shall not exceed the payment amount  that would originally have been paid by virtue of that particular Compensation Plan were it not for the implemented revisions. This authority of the Board of Directors shall also be exercisable in relation to a Compensation Plan for which the targets for a particular year have already been approved by the Board of Directors and brought to the attention of those Office Holders who are benefitting from it, as long as the payment pursuant thereto has not yet been paid. That stated in this clause shall be deemed a clause included in every Compensation Plan to be granted to any employee.

3.8
Furthermore, any payment that is not an Ongoing Remuneration that shall be paid to an Office Holder pursuant to his/her particular Compensation Plan, insofar as it shall be paid, and which constitutes a Variable Component or a Fixed Component, is not and shall not be deemed part of the Office Holder’s base salary, for all intents and purposes.

4.	Principles of the Compensation Policy for Office Holders

The Compensation Policy was formulated in conformity with the resolution of the Company’s Board of Directors, with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk management policy, the size of the Company, its financial position and the nature of its operations. The Company designed the mechanism for compensating Office Holders in a manner intended to encourage them to improve the Company’s business processes and mode of operation and to encourage them to increase the Company’s profitability over time. The Compensation Policy was set in a manner that is congruent with the Company’s business strategy and constitutes an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and to ensure that the Company can retain those Office Holders who have been contributing to the Company over time. The Compensation Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, Annual Bonus and Equity Compensation, all being pursuant to the principles specified hereunder in this document.

5.	Outline for defining a personal Compensation Plan for Office Holders of the Company

A personal Compensation Plan shall be defined for each of the Office Holders of the Company on the basis of the following outline and subject to the principles prescribed in the outline. Each Office Holder shall be informed of his/her personal Compensation Plan. Upon determining the Compensation Policy for Office Holders, the Compensation Committee and Board of Directors of the Company resolved that Compensation Plans already approved up to and including the date of approval of this Compensation Policy by the shareholders shall not be amended. The Compensation Committee and Board of Directors of the Company also decided that, as long as an alternative compensation policy is not approved (or as long as this Compensation Policy is not amended), as of the approval date of this Compensation Policy by the Company’s shareholders and until December 31, 20164 (“the Period of the Compensation Policy”), the following shall be the outline for defining a personal Compensation Plan for the Company’s Office Holders:

5.1	The following considerations shall be taken into account when approving a personal Compensation Plan:

4	In any event, pursuant to the law, the Plan must be approved once every three years.

5.1.1	The Office Holder’s education, qualifications, expertise and professional experience and achievements in his/her current position and, to the extent relevant, in his/her previous position;

5.1.2	The Office Holder’s position, spheres of responsibility and previous compensation agreements signed with the Office Holder;

5.1.3
The ratio between the Office Holder’s Terms of Office and Employment and the remuneration of the rest of the employees of the Company and the employees of manpower contractors who are working for the Company, and particularly, relative to the average and median remuneration of employees as stated; whether this ratio is appropriate and why, and the impact of the gaps between them on the labor relations in the Company, if there is any impact;

In this context – “employees of manpower contractors who are working for the Company” – as defined in the Companies Law from time to time.

5.1.4
Insofar as the Compensation Plan shall include Variable Components, the considerations should include, inter alia: the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, all from a long-term perspective and depending upon the Office Holder’s position. The Board of Directors shall have discretion with regard to reducing the Variable Components, inter alia, as stated above in clauses 3.2 and 3.7.

5.2	Directors’ Compensation

5.2.1
The securities of the Company are listed for trading in Israel and in the United States. As a result, the burden imposed on the Company’s directors, as well as their responsibility, derive from the requirements of both legal systems. In order to retain high-quality directors who possess expertise and contribute significantly to the Company, the Company believes that they should be compensated commensurately.

5.2.2
By virtue of their capacity as directors, the members of the Company’s Board of Directors and members of Board committees shall be entitled to compensation, which includes an annual financial compensation and compensation for participation in meetings, in conformity with the provisions of the Companies Regulations (Rules regarding Remuneration and Reimbursement of Expenses to External Directors), 5760 – 2000. As long as it holds true that each of the members of the Board of Directors is an expert in his/her field, considering his/her education, qualifications, expertise and professional experience (not necessarily financial and accounting expertise or professional qualification), the financial compensation to each director shall be the same, apart from the Chairman. Additionally, the directors shall be entitled to reimbursement of expenses and shall benefit from the Company’s office Holders’ insurance policy and from indemnification letters that have been or shall be granted during this period (as stated hereunder in clause 6). The Company shall be able to grant directors an Equity Compensation. Beyond that stated above, no additional compensation shall be given to Office Holders in their capacities as directors.

For this purpose, the Company’s Compensation Committee and Board of Directors shall consider the director’s education, qualifications, expertise and professional experience and achievements, the creation of uniformity in the Compensation to the directors (subject to special circumstances) (or in the method of calculating it), the advancement of the Company’s objectives, its policy from a long-term perspective, the creation of suitable incentives for directors of the Company (considering, inter alia, the Company’s risk-management policy), the size of the Company and the nature of its operations, but without it being required to take into account the other considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.

5.2.3
Notwithstanding that stated above in clause 5.2.2, the Company has the discretion to grant the Chairman of the Board a higher compensation, that shall take into account the additional work imposed on him, the additional time that the Chairman of the Board is required to devote to the performance of his role, and, insofar as the Chairman of the Board is an active chairman, also the appointment percentage at which he shall be employed.

5.3	The ratio between the Fixed Components and the Variable Components (equity and non-equity)

When the Company organs consider to approve a personal Compensation Plan for an Office Holder or any particular compensation component in the said plan, the ratio between the Fixed Components (Including the Ongoing Remuneration) and the Variable Components in the personal Compensation Plan of the relevant Office Holder shall be examined, in accordance with the rules set out in this Policy.

The Compensation Policy strives to reach an appropriate balance between the Variable Components and the Fixed Components of the Office Holder’s Compensation, in order to ensure that the Variable Components do not create conflicts with the Company’s overall long-term interests. Nonetheless, Variable Components that are contingent upon long-term performance are very effective tools to achieve the Company’s targets and, therefore, there is a fundamental preference for such components. Determining the real value of equity components is problematic and their real value on the exercise date can materially differ from the estimate of the accounting value on the date that such an equity component is granted; therefore, the ratio between the equity components and the Fixed Components can be significantly higher than the ratio between the other Variable Components (non-equity) and the Fixed Components.

As a rule, the total of the variable non-equity components to be given to an Office Holder over a single calendar year shall not exceed two and a half (2.5) times the Fixed Components for that year; the total of the variable equity components to be given to an Office Holder over a single calendar year, and which shall be assessed according to the accounting approach to the total economic value distributed equally over the vesting period, without calculating the severance coefficients, shall not exceed five (5) times the Fixed Components for that year. The total of all of the variable (equity and non-equity) components to be given to an Office Holder over a single calendar year shall not exceed seven and a half (7.5) times the fixed components for that year. Insofar as an Office Holder worked at the Company for a period of less than one calendar year, the calculation shall be performed on a pro rata basis.

5.4	Ongoing Remuneration

(That stated in this clause is the maximum level and does not confer a right to any employee to demand these terms)

5.4.1
Monthly salary

The monthly salary for Office Holders at Partner is within the customary range for Office Holders at similar companies based on a comparative survey conducted by an external professional body with respect to an analysis of acceptable compensation levels for executive positions in dozens of companies of the same magnitude as the Company.

The monthly salary is linked to the consumer price index (CPI), as published by the Central Bureau of Statistics and, as a rule, is updated on a monthly or quarterly basis according to the CPI of the month preceding the month for which the salary is being paid. If the CPI is negative, the monthly salary is not reduced accordingly; however, a negative CPI is offset from the next positive CPI. Any cost-of-living increase to be paid, if any, is deducted from each salary update.

5.4.2
Annual vacation, sick days and Office Holders’ routine annual medical examination

The Office Holders are entitled to vacation (the maximum vacation time shall not exceed 30 days per annum and the accumulation of vacation days may be restricted), sick days (the maximum number of sick days shall not exceed 30 days per annum and the accumulation of sick days may be restricted) and a routine annual medical examination according to the Company’s procedures.

5.4.3
Allocations to a pension plan and to a continuing education fund

The Company executes allocations and deductions from the Office Holders’ salary to a pension fund (14.33%), to an office Holders’ insurance plan (13.33%) or to a combined plan (13.33%) and to loss-of-work-capacity insurance (2.5%), according to the Office Holder’s choice.

The Company executes allocations and deductions from the Office Holders’ salary to a continuing education fund (7.5%), according to the Office Holder’s choice.

5.4.4
Advance notice

As a rule, the advance-notice period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment. As a rule, the Office Holder is required to be at the service of the Company during the advance-notice period.

5.4.5
Adjustment period

The adjustment period prescribed in Office Holders’ employment agreements shall not exceed three months during the first year of employment, and six months as of the second year of employment.

5.4.6
Car and phone

The Company may make available a company car of manager class for the Office Holder’s work-related purposes, and assumes the related expenses and, as a rule, also assumes the grossing up of the relevant tax, according to the instructions of the Income Tax Authority. The Company has the option of choosing to pay vehicle maintenance according to the Company's policy, as it may be from time to time.

The Company provides a mobile phone to the Office Holder and covers the cost of the use thereof, as a rule, only in Israel (however, for certain Office Holders, also international calls from Israel and from abroad). The Office Holders assume the value in use of the cell phone, according to the instructions of the Income Tax Authority. The Office Holders will be entitled to purchase from the Company cellular phones at prices that will be determined by the Company, so long as the price shall not be less than 80% of the cost price of the phone and will be entitled to benefit from tariff plans that are offered to Company employees from time to time.

The Office Holders are entitled to reimbursement of per diem expenses, hospitality and lodging in Israel and abroad, according to the Company’s procedures.

5.5	Bonuses

5.5.1
Annual Bonus

The aggregate maximum of all of the Office Holders' annual Bonuses shall not exceed 10% of the budgeted EBITDA for any calendar year. In the instance of negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall take this into account, shall examine the circumstances and their implications on the Bonus and shall consider exercising their authority to reduce the annual Bonus.

Determination of the annual Bonus to Office Holders5

5.5.1.1
The annual Bonus is based on targets at the level of the Company, the division and at a personal level, which is usually defined in advance shortly after the Company’s budget is approved for the following year and before the start of the year for which the annual Bonus is to be paid.

5.5.1.2
The sum of the annual Bonus that may be granted to any Office Holder shall be set in advance, as specified in this Policy, in a manner that ensures an appropriate balance between the Bonus and the Fixed Components in the Office Holder’s Compensation Plan.

5.5.1.3
The sum of the annual Bonus that shall actually be paid to an Office Holder, shall be calculated in a manner that ensures that a structured ratio is maintained between the percentage at which targets are achieved and the height of the Bonus being paid, using a formula that usually takes into account the following three components: achievement of the Company’s targets, achievement of the division’s targets and a personal evaluation of the relevant Office Holder, as specified in the annual Bonus plan (“the Formula” and “the Annual Bonus Plan”, as relevant) and as specified hereunder:

5	With respect to the annual Bonus for the CEO that is in office at the time of approval of the Compensation Policy-see section 5.5.1.6 to this Policy.

(a)	The Company’s targets

Key targets shall be selected from all Company targets included in the annual budget, which shall constitute a foundation for calculating the ratio at which the Company’s targets were achieved, and which are defined while considering, inter alia, the Company’s risk management policy, and the long-term perspective (“the Company’s Key Targets”). Such targets and indices may be the Company’s net profit; an EBITDA target; market share; churn rate; cash flow, etc., and shall include, inter alia, targets that serve long-term objectives. Each of the Company’s Key Targets will be assigned benchmarks having numerical values that are deemed achievable targets, so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan. The preparation of the Annual Bonus Plan, including the determination of the Company’s Key Targets, their numerical values according to the Company’s budget and the minimum and maximum benchmarks, shall be done annually and is subject to the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to this category (“Company targets”) in the Formula for any given Office Holder shall range between 30% and 90%.

(b)	The Division’s targets

Key targets shall be selected from all of the division targets under the purview of the relevant Office Holder that included in or derive from the annual budget. These selected targets shall constitute the basis for calculating the percentage at which the division’s targets have been achieved, and shall be defined while taking into account, inter alia, the Company’s risk-management policy and the long-term perspective (“the Division’s Key Targets”). Such targets and indices may be: profitability index; market share; growth index; operating and service indices; an index of compliance with internal procedures; contribution to the formulating of targets and to the leading of processes relating to corporate governance and compliance with provisions of law; compliance with regulations; contribution to the performance and advancement of strategic content and targets; an index of reaching milestones in major projects, etc., and shall include, inter alia, targets serving long-term objectives. Each of the Division’s Key Targets shall be assigned benchmarks having numerical values that are deemed achievable targets so that achievement of the exact numerical target prescribed in the Annual Bonus Plan shall constitute achievement of 100% of the target. Numerical values shall also be defined that shall constitute the threshold target, which, if not achieved, will disqualify the employee for a Bonus in respect of that specific target, and numerical values shall be defined that shall constitute the upper limit for calculating the percentage at which a specific target has been achieved. The actual percentage at which targets are achieved shall be calculated according to the aforesaid benchmarks and can reach the maximum level to be defined for each target specifically in the Annual Bonus Plan. The Division’s Key Targets, their numerical values and the minimum and maximum benchmarks shall be submitted by the Company’s CEO for the approval of the Company’s Compensation Committee and Board of Directors. The weight to be assigned to the “Division targets” category in the Formula for any given Office Holder shall range between 10% and 70%.

(c)	Personal evaluation

The Company’s CEO shall present his personal evaluation of Office Holders reporting to the CEO to the Company’s Compensation Committee and to the Board of Directors. The Chairman of the Company’s Board of Directors shall present his personal evaluation of the Company’s CEO to the Company’s Compensation Committee and to the Board of Directors. These evaluations shall relate, inter alia, to nonfinancial indices, including the Office Holder’s long-term contribution and his/her long-term performance. The weight to be assigned to the “personal evaluation” category in the Formula for any given Office Holder shall be an immaterial ratio.

(d)	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in the Formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Office Holder individually, depending on the seniority of the Office Holder and the organizational division to which the Office Holder is assigned or that is under his/her purview.

5.5.1.4
Upon the approval of the Company’s annual results (in the first quarter of the year following the relevant budget year), the annual Bonus to be paid to each Office Holder shall be calculated according to the relevant Formula in the Annual Bonus Plan, based on the relevant group of targets from among the Company’s Key Targets, the Division’s Key Targets and the personal evaluation of each Office Holder. Eligibility for the annual Bonus and the sum thereof shall be determined according to the following rules: if the total achievement of targets is at a ratio that is lower than the defined minimum threshold of 60%, the Office Holder shall not be eligible for any Bonus whatsoever. If the total achievement of targets is at the ratio of at least 60%, the annual Bonus will be calculated according to an index – that determines with respect to each achievement target ratio the sum of the Bonus in terms of   multiples of the Base Salary, all as set forth in the Annual Bonus Plan.

5.5.1.5	Multi-year Bonus

The Company shall consider and shall be able to implement a multi-year Bonus plan at different and variable ratios for different remuneration levels. As a rule, a multi-year Bonus plan is more suitable to senior management echelons and is usually not suitable for junior employees. The payment of the annual Bonus calculated according to the relevant Formula for each Office Holder, as stated above in clause 5.5.1.4 (“the Calculated Bonus”) can be paid biennially, subject to the following conditions:

(a)
The sum exceeding 50% of the total Calculated Bonus shall be paid shortly after the calculation date of the said Bonus (“the Base Payment”), no later than 30 days after the approval of the Company’s annual results for the year of the Bonus;

(b)
The balance of the Calculated Bonus (CPI-linked) (“the Payment of the Balance”) shall be paid on the payment date of the annual Bonus to be paid in the year after the payment of the Base Payment (no later than 30 days after the approval of the Company’s annual results for that subsequent year); however, an Office Holder’s eligibility for the Payment of the Balance during any given subsequent year shall be contingent upon his/her overall achievement of the predefined multi-year targets, together with the defined annual targets for the base year.

To dispel any doubt, it is hereby clarified that the Payment of the Balance shall be in addition to the payment of the Compensation (including Bonuses) to which the Office Holder shall be entitled in respect of the relevant subsequent year, and the Payment of the Balance shall not have any impact on the method of calculating the Compensation for the relevant subsequent year.

In the event that an Office Holder’s employment at the Company is terminated under circumstances that do not disqualify the receipt of severance pay by law, the Office Holder’s eligibility for the entire Payment of the Balance shall be contingent upon the Company and the relevant division actually achieving the multi-year targets defined for them for the relevant period by a ratio to be defined in the Bonus plan in the base year.

5.5.1.6	Existing arrangements

The Compensation Policy has not been designed to adversely change existing agreements between the Company and its employees. The Company will abide by all of the existing arrangements that are in effect on the approval date of this Compensation Policy, as long as these agreements remain in effect (as stated hereunder in clause 8).

Relative to the Company’s CEO,6 the personal agreements signed with him prescribe that the annual Bonus in respect of achievement of targets (as defined hereunder) shall be at the sums and under the conditions as specified hereunder:

(a)
Insofar as the achievement of targets, as specified hereunder in sub clause (d) shall be between 90% and 100% (inclusively) - the CEO shall be eligible for an annual Bonus at the sum reflecting approximately 80% of his Ongoing Remuneration7 (“the Basic Annual Bonus”) up to the sum reflecting approximately 120% of his Ongoing Remuneration8 (“the Annual Goal Bonus”), linearly relative to the percentage of the targets achieved.9

6	The CEO serving at the time of the approval of the Compensation Policy, that the engagement with him is through a management company.
7
This percentage is calculated according to the compensation set forth in the CEO's management agreement, which as a rule is equivalent to the Ongoing Remuneration as of the date of the engagement with the management company; NIS 2 million.

8
See footnote 7 above; NIS 3 million. In addition, if the Company's annual net profit for 2012, 2013 or 2014 (the examination shall be conducted separately for each of these years) will be equal to or greater than the Company's annual net profit for the previous year, the Company shall grant 150,000 options for the relevant year (according to the terms of the option plan that was in effect at the time the management agreement was entered into).

9
The relative calculation shall be performed at intervals of 1%, so that the achievement of targets at 1% above 90% shall entitle the CEO to his Basic Annual Bonus plus NIS 100,000 (one hundred thousand). Fractional percentages shall be rounded up or down to the nearest whole percentage point. For example: if, in a particular year, the CEO achieved 93.6% of the targets, his achievement of targets in that year shall be deemed achievement of 94% of the targets and therefore, the CEO shall be entitled to an annual bonus at the sum of NIS 2.4 million.

(b)
Insofar as the achievement of targets shall be by more than 100% - the Board of Directors has the discretion to either grant the CEO an annual Bonus at the sum equivalent to the Annual Goal Bonus, or to grant him an additional sum, the outcome of which is an annual Bonus that is higher than the Annual Goal Bonus (“the Additional Sum”). According to this Compensation Policy, insofar as the Compensation Committee and Board of Directors of the Company shall decide to pay the Additional Sum as stated, the discretionary Additional Sum as stated shall constitute an immaterial portion.

(c)
Insofar as the achievement of targets shall be by less than 90% – the Board of Directors has the discretion to decide whether to pay the CEO an annual Bonus. According to this Compensation Policy, insofar as the Compensation Committee and Board of Directors of the Company shall decide to pay an annual Bonus as stated, when the CEO achieved less than 90% of the targets, the sum to be paid as stated shall be calculated proportionately to the percentage of the targets that were achieved, similarly to that stated above in sub clause (a).

(d)
“The targets” – in this clause, means: the Company’s annual targets, as defined by the Company’s Compensation Committee and Board of Directors, at their sole discretion, within the framework of the Company’s Annual Bonus Plan.

5.5.1.7	Eligibility for a Bonus in respect of a partial period of employment

An annual Bonus shall be paid only to those Office Holders who worked at least eight months at the Company during a particular calendar year and were working at the end of that calendar year. In relation to any Office Holder whose employment begins in January – April of a particular calendar year, an annual Bonus shall be calculated that takes into account the start date of his employment. An Office Holder whose employment begins later in a calendar year shall not be eligible for an annual Bonus in that calendar year.

5.5.2	Retirement Bonus

5.5.2.1
The Company shall not engage in an agreement that commits to a Retirement Bonus in advance, but it shall be able to grant a Retirement Bonus to an Office Holder. That stated in no way prejudices stipulations in existing agreements regarding Retirement Bonuses.

5.5.2.2
The Retirement Bonus, if granted, shall be granted commensurate to the Office Holder’s Terms of Office or Employment. The Compensation Committee and Board of Directors of the Company can grant Retirement Bonuses to Office Holders of the Company by virtue of this Compensation Policy, which shall be calculated on the basis of their Ongoing Remuneration and shall not exceed 25% of the Ongoing Remuneration for each year of employment at the Company, or, in the instance of a predefined period of employment  not exceeding three years, the Retirement Bonus shall reflect the consideration that the Office Holder would have been entitled to receive had he/she worked throughout the entire said period. As a rule, an Office Holder’s minimum period of office or employment that shall qualify for a Retirement Bonus shall be at least twelve (12) months of employment at the Company.

5.5.2.3
The decision-making with regard to a Retirement Bonus shall consider the Office Holder’s contribution to the achievement of the Company’s targets and to the maximizing of its profits, and shall be calculated while considering the Company’s performance during the Office Holder’s incumbency, as shall be decided by the Board of Directors.

5.5.2.4
The decision-making with regard to a Retirement Bonus shall take into account the circumstances of the Office Holder’s severance and how they affect the Office Holder’s right to the Retirement Bonus. Naturally, a Retirement Bonus shall not be given under circumstances of the commission of fraud against the Company.

5.5.2.5
It is hereby clarified that the adoption of this Compensation Policy shall in no way prejudice the existing rights of any Office Holder relative to Retirement Bonuses that were approved prior to the adoption of this Policy, on which the Office Holders relied during their employment.

5.5.3
Special Bonuses

In addition to the annual Bonuses and any other compensation described in this Policy, the Board of Directors of the Company (upon the recommendation of the Compensation Committee) shall have the authority, in accordance with its discretion, to award special Bonuses, whether equity or non-equity - ad hoc - under special circumstances, such as Office Holder retention relating to the sale of the Company or the transfer of the control over the Company. This special Bonus shall be calculated separately and in addition to any other type of compensation described in this Policy. The special Bonus as stated shall be according to the criteria to be prescribed by the Compensation Committee and the Board of Directors of the Company, and shall be within the range that is customary in the market for Office Holders holding similar positions, provided that such compensation shall not exceed twice (2) the Fixed Components of the Office Holder in the relevant calendar year10, without this requiring an additional approval by the shareholders. In addition, under circumstances as stated, the Compensation Committee and the Board of Directors of the Company shall also be able to extend an Office Holder’s adjustment period for a period not longer than nine months and/or to determine that the Company shall pay the Office Holder his/her compensation terms in their entirety during an additional period, which shall not exceed 12 months beyond that prescribed in this Compensation Policy.

5.6	Equity Compensation – options, Phantom Options, Restricted Stock Units, Restricted Shares

5.6.1
The use of an equity-based compensation enables alignment between the Office Holders’ targets and the objectives of the shareholders, creates a retention component in the Compensation Plan that takes a long-term perspective on the Company’s results, and motivates the Office Holders to work for the benefit of the Company under long-term policy considerations and with controlled risk-taking. Equity Compensation can be offered in a track either with or without a trustee, including a capital-gains track or an employment-income track, as the Company’s institutions shall decide.

10
The relevant calendar year - the calendar year preceding the date of the decision to grant the bonus or the calendar year during which the decision was adopted, as to be decided by the Compensation Committee and the Company's Board of Directors in accordance with the specific circumstances.

5.6.2
The terms of a Compensation Plan that include an Equity Compensation should provide adequate incentives to maximize the Company’s long-term value. Among the relevant parameters for ensuring the creation of such incentives are: the expected volume of dilution, the plan's economic value, the exercise prices and the vesting period.

5.6.3
With respect to variable equity components not cleared in cash, such as options or Restricted Shares, the maximum value shall be calculated on the grant date by way of determining their exercise prices according to a variety of considerations that the Compensation Committee and Board of Directors have determined, including, inter alia, the average market price of the share during a defined trading period. The Compensation Committee or the Board of Directors shall not have the discretion to decide on a discount off the market price at a ratio exceeding 10% without the approval of the shareholders.

5.6.4
As a rule, the minimum holding or vesting period of variable equity components shall be three years (divided into tranches that shall vest throughout the period, with the minimum vesting period relative to each tranche being one year). This minimum vesting period serves to constitute adequate incentive from a long-term perspective. However, the Board of Directors (upon the recommendation of the Compensation Committee) shall have the discretion to assign a shorter vesting period or to calculate the vesting period from an earlier point at which the Office Holder was employed by or provided services to the Company, under circumstances that shall be explained and specified.

The Company's Board of Directors (upon the recommendation of the Compensation Committee) may grant Equity Compensation (options, Phantom Options, Restricted Stock Units, Restricted Shares, etc.), in whole or in part subject to additional vesting terms besides timing, such as an allotment of Restricted Shares to an Office Holder, with the release of the shares to the Office Holder being contingent upon the Company’s annual net profit for a particular year being equal to or higher than the annual net profit for the previous year.

5.6.5
The exercise period shall commence as of the end of the vesting period and shall end after two to seven years have elapsed; however, the Board of Directors shall have the discretion to define a shorter or longer exercise period, provided that the duration shall in no instance exceed the period of the Equity Compensation plan and shall not be less than one year after each vesting date, apart from an instance of termination of employment, for which a shorter exercise period may be defined, but not less than three months.

5.6.6
The maximum cumulative dilution within the scope of Equity Compensation in respect of all grants executed in the Company shall be limited, so that it shall not exceed 15% of the Company’s shares to all Office Holders of the Company for the duration of the Period of the Compensation Policy. The dilution ratio between senior Office Holders and the rest of the employees shall be examined using a test of reasonability.

5.6.7
The dilution ratio shall be calculated while considering the gap between theoretical and actual dilution. Therefore, an Equity Compensation (insofar as relevant, such as options) that carries an exercise price that exceeds 150% of the highest share price during the period of one year prior to the calculation date, shall be exempted from such calculation of the actual dilution. The examination shall be carried out at the time of the allotment of each such Equity Compensation, and no change shall be made in an allotment already granted due to a subsequent change in the market price of the share.

5.6.8
In order to maintain the effectiveness of the Equity Compensation being granted to an Office Holder and in order to equate the Office Holder’s position to that of the Company’s shareholders, the Compensation Committee and Board of Directors of the Company may reduce the exercise price (or make some other comparable adjustment to the relevant Equity Compensation) fully or partially, when a dividend is distributed to the Company’s shareholders. The Company’s Existing Options Plan includes a dividend-reduction mechanism (full or partial, as the case may be) when a dividend is distributed to the Company’s shareholders.

5.6.9
An Equity Compensation may be exercised using a cashless mechanism, whereby the offeree is entitled to receive from the Company only that quantity of shares that reflects the economic gain that the offeree would have received had he/she exercised the Equity Compensation (insofar as relevant, such as options) for shares at the market price of those shares, net of the exercise price in respect thereof. This mechanism may be adopted by the Board of Directors from time to time.

5.6.10
The Board of Directors has discretion to operate a mechanism for exchanging the Equity Compensation for another Equity Compensation (such as an exchange of options), for immediate acceleration of the Equity Compensation or for exchange it for Phantom Options in the event of a change in control over the Company (as defined in the relevant Equity Compensation Plan), as well as to operate a mechanism for immediate acceleration of the Equity Compensation or for exchanging it for Phantom Options in the event of liquidation of the Company or if the Company becomes a private company. The Existing Options Plan also includes an options-acceleration mechanism in the event of the termination of the employment of an offeree by the Company within six months of the date of a transfer of control.

5.6.11
The Compensation Committee and Board of Directors of the Company may consider and decide on re-pricing of an Equity Compensation, this under special circumstances in order to prevent excessive dilution of all of the shareholders:

5.6.11.1
When a share price declines over time, the value of the Equity Compensation package diminishes, sometimes to the point of negligible value. In such instance, the Compensation Committee and Board of Directors of the Company may consider amending the terms of the Equity Compensation that has been granted, such as adjusting the exercise price of options (reduction), the rationale being the Company’s need to retain key personnel who are critical for routine operations and for achieving the Company’s targets.

5.6.11.2	Amending of the terms of Office Holders’ Equity Compensation Plans due to a decline in the share price shall be considered while taking into account the following factors:

▪	The time that has elapsed since the Equity Compensation was granted, the remaining period until the expiration date, and the vesting and expiration dates subsequent to the change.

▪	The extent of the dilution subsequent to the change, and the cost of the change to the Company.

▪	The time that has elapsed since the downtrend in the share price began and until the date of the adjustment, which, as a rule, shall exceed one year.

▪
Insofar as the adjustment includes a change in the exercise price of the options, the new exercise price shall be equal to or higher than the share’s highest price during the year preceding the re-pricing date.

5.7	Management agreements between public companies, or between private companies controlled by the controlling shareholder and a public company controlled by the controlling shareholder

5.7.1
Section 270(4) of the Companies Law prescribes that the special decision-making principles prescribed in the Companies Law regarding the approval of a public company’s engagement with its controlling shareholder in relation to Terms of Office and Employment, shall also apply to a transaction of the public company with a company controlled by the controlling shareholder, which provides management or consulting services to the Company. Insofar as a consideration shall not be paid to the controlling shareholder or to another company under his control in relation to a management or consulting agreement, such agreement shall not constitute “Terms of Office and Employment” and, accordingly, the Compensation/Audit Committee or the Board of Directors shall not be required to take into account the considerations specified in section 267.B(a) of the Companies Law or the matters and parameters prescribed in the First Addendum A to the Companies Law.

5.7.2	Management agreements as stated shall be limited to a period of up to three years.

6.	Indemnification, insurance, release

The Company shall be allowed to insure the liability of its Office Holders, to indemnify them or release them from liability, in conformity with the Companies Law and the Company’s Articles of Association. In this regard, the Company’s Compensation Committee and Board of Directors shall make their decisions based on the following considerations: advancement of the Company’s objectives, its policies from a long-term perspective, the creation of suitable incentives for the Company’s Office Holders (while taking into account, inter alia, the Company’s risk management policy), the size of the Company and the nature of its activities. The Company shall not be required to take into account the considerations specified in section 267.B.(a) of the Companies Law, or the matters and parameters specified in the First Addendum A to the Companies Law, since they are irrelevant, intrinsically, under the specific circumstances at the Company.

Office Holders’ liability insurance, indemnity and the granting of release from liability are essential in order to ensure the recruitment and retention of Office Holders and directors who are the most suitable for the Company’s needs, and who possess relevant qualifications and experience to hold office in the Company and on the Company’s Board of Directors. These are essential considering that, in today’s marketplace, Office Holders and directors of public companies face greater liability exposures than ever before, particularly in public companies listed in multiple countries and subject to differing legal systems.

7.	Procedure for approving the Terms of Office of the Office Holders of the Company

The description presented below reflects the requirements of the Companies Law prior to the adoption date of this Policy. The provisions of the Companies Law that shall be in effect on the approval date shall apply to the approval of a particular Compensation Plan.

7.1	Relative to an Office Holder (other than a director, CEO, controlling shareholder or relative of a controlling shareholder)

7.1.1	The Compensation Committee and subsequently, the Board of Directors, shall approve a Compensation Plan for an Office Holder as stated, in conformity with the Compensation Policy.

7.1.2
Approval of a Compensation Plan that does not conform to the Compensation Policy shall be possible in “special cases,”11 (as defined in Amendment 20), with the discussion of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said Addendum with the subsequent approval of a Compensation  Plan by the shareholders, provided that one of the following conditions is fulfilled: (1) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting controlling shareholders in the Company,  or those having a personal interest in the approval of the Compensation Plan participating in the vote; which votes shall not include abstaining votes;12 (2) the total number of objecting votes of the shareholders mentioned in subclause (1) does not exceed 2% of the total voting rights in the Company (“Compensation Special Majority”).

7.1.3
Nevertheless, insofar as the law permits this, if the shareholders opposed the approval of the Compensation Plan, the Compensation Committee and Board of Directors shall be able to approve the plan, in “special cases,” notwithstanding shareholders' opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders' opposition.

7.1.4
An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, an amendment at a threshold of up to 5% shall be deemed, for the purposes of this clause 7.1.4, an immaterial amendment; insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and its intrinsic nature.

11	For example when the relevant Office Holder has extraordinary qualifications.
12
Shareholders participating in the voting must notify the Company in advance whether or not they have a personal interest in approving the compensation plan; if a shareholder fails to so notify, the shareholder shall not vote and its vote shall not be counted.

7.2	Relative to the Terms of Office of a CEO (other than a director, controlling shareholder or a relative of a controlling shareholder)

7.2.1	A Compensation Plan for a CEO shall be approved by the Compensation Committee, by the Board of Directors and by the shareholders by the Compensation Special Majority (in that order).

7.2.2
Nevertheless, insofar as the law permits this, if the shareholders opposed the approval of the Compensation Plan, the Compensation Committee and Board of Directors shall be able to approve the plan, in “special cases,” notwithstanding the shareholders’ opposition, after having held another discussion of the terms of the Compensation Plan, and on the basis of detailed reasoning that considered the rationale behind the shareholders' opposition.

7.2.3
In “special cases,” a CEO’s Compensation Plan may be approved even if it does not conform to the Compensation Policy, with the discussion of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said Addendum, and with the Compensation Plan being subsequently approved by the shareholders by the Compensation Special Majority.

7.2.4
An amendment to Terms of Office that is immaterial relative to an existing engagement may be approved solely by the Compensation Committee. Insofar as such amendment relates to a quantitative value, an amendment at a threshold of up to 5% shall be deemed, for the purposes of this clause 7.2.4, an immaterial amendment; insofar as the amendment does not relate to a quantitative value, the materiality of the amendment shall be examined on its merits and intrinsic nature.

7.2.5
The Compensation Committee shall be able to exempt the Compensation Plan of any candidate for the office of CEO from having to obtain the approval of the shareholders, when the Compensation conforms to the Compensation Policy, when the candidate has no “linkage” to the Company or its controlling shareholder,13 and it has come to the conclusion, on the basis of reasons to be specified, that the submission of the Compensation Plan for approval by the shareholders shall thwart the engagement with that candidate for office.

7.3	Relative to the Terms of Office of a director (other than a controlling shareholder or a relative of a controlling shareholder)

7.3.1	The terms of compensation conforming to the Compensation Policy shall be approved by the Compensation Committee, by the Board of Directors and by the shareholders by a simple majority.

7.3.2
In “special cases,” a director’s Compensation Plan may be approved even if it does not conform to the Compensation Policy, with the discussion of the approval of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said Addendum, and with the Compensation Plan being subsequently approved by the shareholders by the Compensation Special Majority.

7.4	Relative to the Terms of Office of a controlling shareholder or a relative thereof

7.4.1
The terms of compensation conforming to the Compensation Policy shall be approved by the Compensation Committee, by the Board of Directors and by the shareholders by a special majority14 of the Company’s shareholders.15

13
The requirement is that the candidate must fulfill the conditions of an “absence of linkage,” which a candidate is required to fulfill in order to hold office as an external director, and which is prescribed in section 240(b) of the Companies Law. In other words, in relation to a company with a controlling shareholder, the candidate cannot be a relative of the controlling shareholder, and neither the candidate, his relative, partner, employer, anyone who is directly or indirectly subordinate to the candidate, nor a corporation of which the candidate is its controlling shareholder, on the date of appointment or during the two years that preceded the date of appointment, have any linkage to the Company, to the Company’s controlling shareholder or to a relative of the controlling shareholder, on the date of the appointment, or to a corporation controlled by the controlling shareholder.

14
In this document, “special majority” means that upon the approval by the shareholders, one of the following conditions is fulfilled: (1) the majority of votes in favor of the matter  shall include at least a majority of the votes of shareholders not constituting controlling shareholders in the Company, or those having a personal interest in the approval of the transaction participating in the vote; which votes shall not include abstaining votes; shareholders participating in the voting must notify the Company in advance whether or not they have a personal interest in approving the transaction; if a shareholder fails to so notify, the shareholder shall not vote and his vote shall not be counted; (2) the total number of objecting votes of the shareholders mentioned in subclause (1) does not exceed 2% of all the total voting rights in the Company (pursuant to that prescribed  in section 275(a)(3)).

15
The Compensation Committee and the Board of Directors must check whether the Compensation Plan includes a “distribution” and, if it does, it must verify compliance with the provisions of the law in this regard (whether or not the Compensation Plan conforms to the Compensation Policy), including verification that there is no reasonable concern that the said Plan might prevent the Company from being able to meet its existing and expected liabilities on their payment due dates (pursuant to section 275(d) of the Companies Law).

7.4.2
In “special cases,” a  Compensation Plan may be approved for a controlling shareholder or a relative thereof even if it does not conform to the Compensation Policy, with the discussion of the approval of the Compensation Plan by the Compensation Committee and Board of Directors following the same procedure as for approving a compensation policy; i.e., taking into account the considerations specified in section 267.B(a) of the Companies Law, and while referring to the matters specified in Part A of the First Addendum A, and while prescribing provisions, inter alia, as specified in Part B of the said addendum, and with the Compensation Plan being subsequently approved by the shareholders by a special majority.

7.4.3	A Compensation Plan to a controlling shareholder or to a relative thereof for a period exceeding three years must be re-approved every three years.

8.	Compensation pursuant to previously approved compensation agreements

This Compensation Policy was not formulated to prejudice an existing compensation of any of the Office Holders of the Company, on which the Office Holders have relied during their employment by the Company. Any existing Compensation (including Bonuses), where the granting thereof and the method used to determine it are not discretionary (such as a Bonus deriving from predefined quantitative targets or calculated according to the period of employment), is not subject to approval according to this Compensation Policy or Amendment 20; any existing Compensation where the granting thereof is discretionary (such as a Bonus being awarded in recognition of overall contribution to the Company) shall require approval as required pursuant to the Companies Law.

9.	Return of a Bonus

In the event that an Office Holder of the Company has been paid sums on the basis of data that was subsequently discovered to be erroneous and was restated in the Company’s financial statements, the said Office Holder shall be obligated to return to the Company, or the Company shall be obligated to pay to the Office Holder (as the case may be), the difference between the sum actually paid and the sum to which the Office Holder had been entitled to originally, according to the aforesaid restatement.

10.	Control principles, reporting and correction of deviations

10.1	The Company shall comply with every existing and future provision of law pertaining to the Compensation Policy of the Company’s Office Holders.

10.2
Any deviation or variance from the Compensation Policy specified in this document or from the principles therein shall be approved by the Compensation Committee and subsequently, by the Company’s Board of Directors, or in some other manner that conforms to the requirements of the Companies Law.

10.3
At least once a year, when the annual Compensation is about to be given to the Office Holders, the Company’s CEO or any delegate on his behalf shall submit a report to the Compensation Committee and to the Company’s Board of Directors about the Compensation given to each of the Office Holders, and refer to the Compensation guidelines defined for each Office Holder, the percentage at which targets were achieved and the calculation of the sums.

10.4	The Company’s V.P., Human Resources and the CFO shall verify that the payment in respect of each Office Holder’s compensation complies with the guidelines specified in this document.

10.5
At least once every three years, the Company’s Internal Auditor shall prepare a special report on the Company’s compliance with the Compensation Policy as determined by the Company’s Board of Directors. The Internal Auditor shall submit his report on the implementation of the Compensation Policy as required pursuant to the Companies Law (to the Chairman of the Board of Directors, to the CEO and to the Chairman of the Company’s Audit Committee). Insofar as the report shows that the Company deviated from the Compensation Policy approved by the Company’s Compensation Committee and Board of Directors, the Internal Auditor’s report shall also be submitted for immediate discussion by the Compensation Committee and by the Board of Directors of the Company.

Annex “E”

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT, dated as of _______, ~~2009~~ 2013 (this "Agreement"), by and between Partner Communications Company Ltd., a company organized under the laws of Israel (the "Company"), and ~~Scailex Coporation~~ S.B. Israel Telecom Ltd., a company organized under the laws of Israel (the "Shareholder").

WHEREAS, the Shareholder entered into that certain Share Purchase Agreement, dated as of ~~August 12, 2009~~ November 30, 2012, by and between the Shareholder and ~~Advent Invstements Pte~~Scailex Corporation Ltd. (the “Share Purchase Agreement”), under which the Shareholder ~~will acquired 44,850,000~~ purchased 47,833,333 ordinary shares, par value NIS 0.01 per share, of the Company (the Company’s ordinary shares, the "Ordinary Shares")1. Of these shares, (i) 44,850,000 Ordinary Shares were transferred to the Shareholder on January 29, 2013, and (ii) 2,983,333 on future deferred closing dates;

WHEREAS, the Shareholder also purchased 3,200,000 Ordinary Shares from Leumi Partners Ltd on January 29, 2013;

WHEREAS, ~~in connection with the transactions contemplated by~~following the closing of the transaction according to the Share Purchase Agreement the Shareholder desires that this Agreement shall be executed and delivered; and

WHEREAS, the audit committee and the board of directors of the Company have determined that it is in the best interests of the Company to enter into this Agreement with the Shareholder in connection with the Share Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties and conditions contained herein, the parties hereto agree as follows:

ARTICLE I
Definitions

SECTION 1.01. As used in this Agreement, the following terms shall have the following respective meanings:

"Commission" shall mean the United States Securities and Exchange Commission, or any other United States federal agency at the time administering the Securities Act or the Exchange Act, as applicable, whichever is the relevant statute.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be amended from time to time.

~~1 This draft assumes that the registration rights agreement will be entered into prior to closing of the Share Purchase Agreement subject to obtaining the shareholders approval and the closing of the transactions contemplated by the Share Purchase Agreement.~~

"Holder" shall mean the Shareholder or any transferee or assignee thereof to whom the rights under this Agreement are assigned in accordance with the provisions of Section 4.07 hereof.

"Person" shall mean a corporation, association, partnership, organization, group (as such term is used in Rule 13d-5 under the Exchange Act), business, individual, government or political subdivision thereof, governmental agency or other entity.

"Registrable Shares" shall mean any Ordinary Shares held by the Shareholder from time to time. For purposes of this Agreement, any Registrable Shares shall cease to be Registrable Shares when (x) a registration statement covering such Registrable Shares has been declared effective and such Registrable Shares have been disposed of pursuant to such effective registration statement or (y) such Registrable Shares are sold feely in the public market by a person in a transaction in which the rights under the provisions of this Agreement are not assigned.

"Securities Act" shall mean the United States Securities Act of 1933, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be amended from time to time.

ARTICLE II
Representations and Warranties

SECTION 2.01.  Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to the Company that it has all requisite power and authority, and has received all requisite approvals to complete the transactions contemplated hereby; this Agreement has been duly authorized, executed and delivered by the Shareholder and constitutes a valid and binding agreement enforceable against it in accordance with its terms.

SECTION 2.02. Representations and Warranties of the Company. The Company represents and warrants to the Shareholder that it has been `duly incorporated as a limited liability company under the laws of Israel and that (i) it has all requisite corporate power and authority, and has received all requisite approvals (including any necessary approval of its audit committee and board of directors) to complete the transactions contemplated hereby and (ii) this Agreement has been duly authorized, executed and delivered by it and constitutes it valid and binding agreement enforceable by the Shareholder against it in accordance with its terms.

ARTICLE III
Agreements in Respect of the Registrable Shares

         SECTION 3.01. Demand Registrations. (a) Each Holder shall have the right (the "Demand Right") during the term of this Agreement to require the Company to file a registration statement under the Securities Act in respect of all or some of the Registrable Shares held by such Holder (but not less than a number of Registrable Shares that represents at least 2.65% of the then outstanding Ordinary Shares of the Company, including, if the Company qualifies, a shelf registration statement relating to the offer and sale of all Registrable Shares by the Holders from time to time in accordance with the methods of distribution elected by such Holders). Subject to the provisions of subsection (b) below, as promptly as practicable, but in no event later than 45 days after the Company receives a written request from such Holder demanding that the Company so register the number of Registrable Shares specified in such request, the Company shall file with the Commission and thereafter use its best efforts to cause to be declare effective promptly a registration statement (a "Demand Registration") providing for the registrations of all Registrable Shares as such Holder shall have demanded be registered. The Company may satisfy its obligation to file a Demand Registration through an automatic shelf registration statement on form F-3 within the meaning of Rule 405 under the Securities Act.  All requests made pursuant to this Section 3.01 (a) shall specify the amount of the Registrable Shares to be registered. ~~The Demand Registration shall be for a firm commitment underwritten public offering.~~The Company shall be deemed to have effected a Demand Registration (i) if the demand registration statement is declared effective by the SEC and remains effective for not less than one hundred eighty (180) days (or such shorter period as shall terminate when all Registrable Shares covered by such demand registration statement have been sold or withdrawn), or (ii) if such registration statement relates to an underwritten offering, such longer period as, in the opinion of counsel for the underwriter or underwriters, a prospectus is required by law to be delivered in connection with sales of Registrable Shares by an underwriter or dealer (the applicable period, the “ Demand Period ”) or (iii) if in connection with a shelf registration statement, the shelf registration statement is continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Holders until the date as of which all Registrable Shares have been sold pursuant to the shelf registration statement or another registration statement filed under the Securities Act or the date as of which the Holders are permitted to sell their Registrable Shares without registration under the Securities Act pursuant to Rule 144 under the Securities Act without volume limitation or other restrictions on transfer thereunder.  No Demand Registration shall be deemed to have been effected if (i) during the Demand Period such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court or (ii) the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied other than by reason of a wrongful act, misrepresentation or breach of such applicable underwriting agreement by the Holder.

(b) Anything in this Agreement to the contrary notwithstanding, the Company shall be entitled, upon giving prompt written notice of such action to the Holders, to postpone and delay the filing of any Demand Registration ~~until the earliest practicable time at which such Demand Registration can be reasonably effected~~ for a period not exceeding 45 days if (i) the Company is conducting or about to conduct an underwritten public offering of securities in which the Holder is entitled to join pursuant to Section 3.02 hereof, (ii) the Company is subject to an existing contractual obligation not to engage in a public offering, (iii) the financial statements of the Company for the fiscal period most recently ended prior to such written request are not yet available, or (iv) the Company shall determine that any such filing or the offering of any Registrable Shares would (x) in the good faith judgment of the Board of Directors of the Company, impede, delay or otherwise interfere with any pending or contemplated financing, acquisition, corporate reorganization or other similar transaction involving the Company, (y) based upon advice from the Company's investment banker or financial advisor, adversely affect any pending or contemplated offering or sale of any class of securities by the Company, or (z) require disclosure of material nonpublic information which, if disclosed at such time, would be materially harmful to the interests of the Company and its shareholders. After the expiration of any such postponement or delay and without any further request from a Holder, the Company shall effect the filing of the relevant Demand Registration and shall use its best efforts to cause any such Demand Registration to be declared effective as promptly as practicable unless such Holder shall have, prior to the effective date of such Demand Registration, withdrawn in writing its initial request, in which case such withdrawn request shall not constitute a Demand Registration.

(c) Notwithstanding anything contained in this Section 3.01:

(i) the Company shall not be required to file a registration statement within 180 days of the effective date of a prior registration statement filed as a result of a request for a Demand Registration by a Holder or within 180 days of the effective date of a prior registration statement registering Ordinary Shares;

(ii) a Holder shall not be entitled to request a Demand Registration until after twelve months from the Effective Date,

(iii) no request for a Demand Registration may be made by a Holder during the pendency of any lock-up period imposed in connection with a public offering of securities of the Company, except with the consent of the underwriters controlling the applicable lock-up agreement

(iv) the Company shall not be required to file a registration statement if the filing of such a registration statement, or the transactions contemplated by such filing, would in the good faith judgment of the Board of Directors of the Company be contrary to applicable rules or law;

(v) the Company shall not be required to file a registration statement if the filing of such registration statement, or the transactions contemplated by such fling, would in the good faith judgment of the Board of Directors of the Company result in a breach of the Company's license; and

(vi) the Company shall not be required to file a registration statement if the filing of such registration statement, or the transactions contemplated by such filing, would in the good faith judgment of the Board of Directors of the Company result in a breach of the Company's financing or other debt documents (including, any ancillary documents related thereto).

(d)   Notwithstanding anything contained in this Section 3.01, if the lead underwriter of an offering involving a Demand Registration advises the Holders that have requested such registration that the total number of Registrable Shar~~m~~es that the Holders intend to include is such as (i) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater number of Ordinary Shares being offered than the market could reasonably absorb, then the number of Registrable Shares to be registered in the Demand Registration shall be reduced to such number which, in the opinion of such underwriters, can be sold without (i) materially and adversely affecting the price of the Ordinary Shares to be offered or (ii) resulting in a greater number of Ordinary Shares being registered than the market could absorb. Such Registrable Shares to be included in such registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of securities originally requested to be registered by each of them.

(e)   The Company shall be entitled to include newly issued Ordinary Shares in any Demand Registration; provided, however, that if the lead underwriter of an offering involving a Demand Registration advises the Holders that have requested such registration that the number of Ordinary Shares that the Company intends to include in addition to the total number of Registrable Shares that the Holders intend to include is such as (1) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater number of Ordinary Shares being offered than the market could reasonably absorb, then the Holders will promptly, so advise the Company and may require, by written notice to the Company accompanying such advice, that, to the extent necessary to meet such limitation, newly issued Ordinary Shares shall be excluded from such Demand Registration.

SECTION 3.02. Piggyback Registration. (a) If the Company proposes to file a registration statement under the Securities Act with respect to an offering of its Ordinary Shares (i) for its own account (other than a registration statement on Form F-4, S-4 or S-8 (or any substitute form that may be adopted by the Commission)) or (ii) for the account of any holders of its Ordinary Shares (including any pursuant to a Demand Registration), on a form and in a manner that would permit registration of Registrable Shares for sale to the public under the Securities Act, the Company shall give written notice of such proposed filing to each Holder as soon as practicable (but in any event not less than 30 days before the anticipated filing date), and such notice shall offer each Holder the opportunity to register such number of Registrable Shares as the Holder shall request. Upon the written direction of any Holder, given within 20 days following the receipt by such Holder of any such written notice (which direction shall specify the number of Registrable Shares intended to be disposed of by such Holder), the Company shall include in such registration statement (a "Piggyback Registration" and, collectively with a Demand Registration, a "Registration'") such number of Registrable Shares as shall be set forth in such notice. If the offering pursuant to such registration statement is to be underwritten, then each Holder making a request for a Piggyback Registration pursuant to this Section 3.02(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such underwritten offering. If the offering pursuant to such registration statement is to be on any other basis, then each Holder making a request for a Piggyback Registration pursuant to this Section 3.02(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis. Each Holder shall be permitted to withdraw all or part of its Registrable Shares from a Piggyback Registration at any time prior to the effectiveness of such registration statement.

(b)          Notwithstanding anything contained in this Section 3.02, if the lead underwriter of an offering involving a Piggyback Registration advises the Company that the inclusion of such Registrable Shares (i) would materially and adversely affect the price of the Ordinary Shares to be offered or (ii) result in a greater amount of Ordinary Shares being offered than the market could reasonably absorb, then the number of Registrable Shares to be registered by each party requesting Piggyback Registration shall be reduced such that the total number of Registrable Shares being registered is not larger than such number which, in the opinion of such underwriters, can be sold without (i) materially and adversely affecting the price of the Ordinary Shares to be offered or (ii) resulting in a greater number of Ordinary Shares being registered than the market could absorb. Such Registrable Shares to be included in such Registration shall be allocated pro rata among all requesting Holders on the basis of the relative number of securities originally requested to be registered by each of them. Nothing contained herein shall require the Company to reduce the number of Ordinary Shares proposed to be issued by the Company.

(c)           Subject to Section 3.01 (e) (ii) hereof, no Piggyback Registration effected under this Section 3.02 shall be deemed to have been effected pursuant to Section 3.01 hereof or shall release the Company of its obligations to effect any Demand Registration upon request as provided under Section 3.01 hereof

(d)           The Company shall not be obligated to effect any registration of Registrable Shares under this Section 3.02 that is incidental to the registration of any of its securities in connection with any merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee benefit plan.

(e)           Notwithstanding anything contained in this Section 3.02, if at any time after giving notice of its intention to register any of its securities and prior to the effective date of the registration statement fled in connection with such registration, the Company shall determine for any reason not to register such securities, the Company may, at its election, give written notice of such determination to the Holders participating in such registration and thereupon the Company shall be relieved of its obligation to register any Registrable Shares in connection with such registration (but not from its obligation to pay expenses incurred in connection with such registration to the extent provided in Section 3.05) and without prejudice to the right of Holder to request that such Registration be effected as a Demand Registration under Section 3.01 above.

(f)           No Holder may participate in any underwritten registration pursuant to this Section 3.02 unless such Holder (i) agrees to sell such Holder's Registrable Shares on the basis provided in any underwritten arrangements approved by the Company and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

SECTION 3.03. Registration Procedures. (a) In connection with each Registration, and in accordance with the intended method or methods of distribution of the Ordinary Shares as described in such Registration, the Company shall, as soon as reasonably practicable (and, in any event, subject to the terms of this Agreement, at or before the time required by applicable laws and regulations):

(a)           prepare and file with the Commission a registration statement on an appropriate form with respect to such Registrable Shares and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter;

(b)          prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement;

(c)          furnish to each Holder participating in such registration such numbers of copies of the registration statement and the prospectus included therein (including each preliminary prospectus and any amendments or supplements thereto), in conformity with the requirements of the Securities Act, any documents incorporating by reference in such registration statement or prospectus and such other documents and information as it may reasonably request in order to facilitate the age or disposition of such Registrable Shares;

(d)          use its reasonable best efforts to register or qualify the Registrable Shares covered by such registration statement under such other securities or blue sky laws of such jurisdiction within the United States as shall be reasonably appropriate for the distribution of the Registrable Shares covered by the registration statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business in or to file a general consent to service of process in any jurisdiction wherein it would not but for the requirements of this paragraph (d) be obligated to do so; and provided, further, that the Company shall not be required to qualify such Registrable Shares in any jurisdiction in which the securities regulatory authority requires that a Holder participating in such registration submit any of its Registrable Shares to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registrable Shares in such ~~etch~~ jurisdiction unless such Holder agrees to do so;

(e)          promptly notify each Holder participating in such registration, (i) when a prospectus or any prospectus supplement or amendment has been filed, and, with respect to a registration statement or any post-effective amendment to a registration statement, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information or any receipt of Commission comments, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for any such purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threat of any proceedings for such purpose, and (v) at any time when a prospectus relating to the Registrable Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and at the request of any such Holder promptly prepare, and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and shall otherwise comply in all material respects with applicable law;

(f)           use its reasonable best efforts to furnish, at the request of any Holder requesting registration of Registrable Shares pursuant to Sections 3.01 or 3.02 hereof, if the method of distribution is by means of an underwriting, on the date that the Registrable Shares are, delivered to the underwriters for sale pursuant to such registration, or if such Registrable Shares are not being sold through underwriters, on the date that the registration statement with respect to such Registrable Shares becomes effective, (1) a signed opinion, dated such date, of the independent legal counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and if such Registrable Shares are not being sold through underwriters, then to the Holders making such request, as to such matters as such underwriters or the Holders may reasonably request and as would be customary in such a transaction; and (2) letters dated such date and the date the offering is priced from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Shares are not being sold through underwriters, then to the Holders malting such request and, if such accountants refuse to deliver such letters to such Holders, then to the Company (i) stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (ii) covering such other financial matters with respect to the registration in respect of which such letter is being given as such underwriters or the Holders, as the case may be, may reasonably request and as would be customary in such a transaction;

(g)          enter into customary agreements (including if the method of distribution is by means of an underwritten public offering, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Shares to be so included in the registration statement;

(h)          otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than eighteen (18) months after the effective date of the registration statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act; and

(i) use its best efforts to list such securities on each securities exchange on which Ordinary Shares or American Depositary Shares thereof are then listed, if such Registrable Shares are not already listed and if such listing is then permitted under the rules of such exchange.

(b)          Each Holder requesting registration shall furnish to the Company in writing such information regarding such Holder and its intended method of distribution of the Registrable Shares as the Company may from time to time reasonably request in writing and as shall be required by law or by the Commission in connection therewith. Such Holder shall notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registrable Shares contains or would contain an untrue statement of a material fact regarding such Holder or its intended method of distribution of such Registrable Shares or omits to state any material fact regarding such Holder or its intended method of distribution of such Registrable Shares required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and promptly furnish to the Company any additional information required to correct and update any previously furnished information, or required so that such prospectus shall not contain, with respect to such Holder or the intended method of distribution of the Registrable Shares, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and shall otherwise comply in all material respects with applicable law.

(c)           Each Holder participating in any registration pursuant to Section 3.01 or 3.02 shall enter into customary agreements (including if the method of distribution is by means of an underwritten public offering an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Shares to be so included in the registration statement.

(d)           Each Holder participating in any registration pursuant to Section 3.01 or 3.02 shall, upon receipt of notice of the occurrence of any of the events specified in Section 3.03 (c)(ii), (iii), (iv) or (v) hereof forthwith discontinue disposition of such Registrable Shares pursuant to the registration statement covering such Registrable Shares until such Holder's receipt of notice from the Company that the use of the applicable prospectus may be resumed or until such Holder's receipt of copies of an amended or supplemented prospectus.

SECTION 3.04. Registration Expenses. (a) In the case of a Registration proposed by the Company pursuant to which the Company is registering Ordinary Shares for its own account, all expenses, excluding underwriters' discounts and commissions and any stamp or transfer tax or duty, but including without limitation all registration, fling and qualification fees, word processing, duplicating, printers and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), fees of the Financial Industry Regulatory Authority or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws, and fees and disbursements of counsel for the Company incurred in connection with each Registration shall be paid by the Company. In the case of such a Registration, each Holder participating in such Registration shall bear and pay the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel for such Holder applicable to securities offered for its account in connection with such Registration.

(b)           In the case of a Demand Registration for an underwritten offering, each Holder shall bear and pay the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel for such Holder applicable to securities offered for its account in connection with such Registration. All other expenses, including without limitation all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), fees of the Financial Industry Regulatory Authority or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws and fees and disbursements of counsel for the Company incurred in connection with each registration shall be paid by the Company and each Holder participating in such registration in proportion to the number of securities registered for the account of the Company and each Holder.

SECTION 3.05. Indemnification: Contribution. (a) Indemnification by the Company. The Company shall, and it hereby agrees to, indemnify and hold harmless, in the case of any registration statement fled pursuant to Section 3.01 or 3.02 registering Registrable Shares of a Holder, such Holder, such Holder's directors and officers, and each person who participates as a placement or sales agent or as an underwriter in any offering or sale of the Registrable Shares, from and against any losses, claims, damages or liabilities to which such Holder or such director or officer or such agent or underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by it reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company shall, and it hereby agrees to, reimburse each such Holder or any such director or officer or agent or underwriter for any legal or other expenses reasonably incurred by than in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, or document incorporated by reference therein, in reliance upon and in conformity with written information furnished to the Company by such Holder or such director or officer or any agent, underwriter or representative of such Holder expressly for use therein, or by such Holder's failure to furnish the Company, upon request; with the information with respect to such Holder, such Holder's directors and officers, or any agent, underwriter or representative of such Holder, or such Holder's intended method of distribution, that is the subject of the untrue statement or omission or if the Company shall sustain the burden of proving that such Holder, such Holder's directors and officers, or such agent or underwriter sold securities to the person alleging such loss, claim, damage or liability without se~~a~~nding or giving, at or prior to the written confirmation of such We, a copy of the applicable prospectus (excluding any documents incorporated by reference therein) or of the applicable prospectus, as then amended or supplemented (excluding any documents incorporated by reference therein) if the Company had previously furnished copies thereof to the such Holder or such agent or underwriter, and such prospectus corrected such untrue statement or alleged untrue statement or omission or alleged omission made in such Registration.

(b)           Indemnification by the Holder and Any Agent or Underwriters. Each Holder requesting or joining in a Registration severally and not jointly shall indemnify and hold harmless the Company, each of its directors and officers, each person, if any, who controls the Company within the meaning of the Securities Act, and each agent and any underwriter for the Company (within the meaning of the Securities Act) against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director, officer, controlling person, agent or underwriter may became subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon an untrue statement or alleged u~~U~~ntrue statement of any material fact contained in such registration statement, or any preliminary or final prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any registration statement, preliminary or final prospectus, or amendments or supplements thereto, or documents incorporated by reference therein, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder expressly for use therein; and each such Holder shall reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, agent or underwriter in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)           Notice of Claims, Etc. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party pursuant to the indemnification provisions of, or as contemplated by, this Section 3.05, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than pursuant to such provisions. In case any such action or proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof the indemnifying party shall be entitled to participate therein and to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof the indemnifying party shall not be liable to such indemnified party for any legal of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for each indemnified party with respect to such claim. The indemnifying party will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of or consent to the entry of any judgment with respect to, any pending or treated action or claim in respect of which indemnification or contribution may be sought unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault; culpability or a failure to act, by or behalf of any indemnified party.

(d)          Contribution. Each Holder requesting or joining in a Registration and the Company agree that it, for any reason, the indemnification provisions contemplated by Section 3.05(a) or Section 3.05(b) hereof are unavailable to or are insufficient to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of, and benefits derived by, the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 3.05(d) were determined by pro rata allocation (even if the Holder or any agents for, or underwriters of the Registrable Shares, or all of them, were treated as one entity for such purposes); or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 3.05(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above shall be doomed to include (subject to the limitations set forth in Section 3.05(c) hereof)  any legal. or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  Notwithstanding the foregoing, an indemnifying party shall not be required to contribute under this Section 3.05(d) except under such circumstances as such indemnifying party would have been liable pursuant to Section 3.05(a) or (b) had such indemnification been enforceable under applicable law.

(e)           Beneficiaries of Indemnification. The obligations of the Company under this Section 3.05 shall be in addition to any liability that it may otherwise have and shall extend, upon the same terms end conditions, to each officer, director and partner of each Holder requesting or joining in a Registration and each agent and underwriter of the Registrable Shares and each person, if any, who controls such Holder or any such agent or underwriter within the meaning of the Securities Act; and the obligations of such Holder and any agents or underwriters contemplated by this Section 3.05 shall be in addition to any liability that such Holder or its respective agent or underwriter may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his consent, is named in any registration statement as about to become a director of the Company) and to each person, if any, who controls the Company within the meaning of the Securities Act.

SECTION 3.06. Underwriters. If any of the Registrable Shares are to be sold pursuant to an underwritten offering, the investment banker or bankers and the managing underwriter or underwriters thereof shall be selected by the Company except in the case of a Demand Registration, in which case the managing underwriter or underwriters shall be selected by the Holder requesting such Registration after consultation with the Company and any other Holder who elects to participate in the registration (if known at the time of such selection) and taking into account the Company's and such other Holder's reasonable requests, provided that such managing underwriter or underwriters must be of recognized international standing.

SECTION 3.07. Lockups. (a) Each Holder shall, in connection with any registration of the Company's securities pursuant to Section 3.01 or 3.02, upon the request of the Company or the underwriters managing any underwritten offering of the Company's securities, agree in writing not to effect any sale, disposition or distribution of any Registrable Shares (other than that included in the registration) without the prior written consent of the Company or the representatives of such underwriters, as the case may be, for such period of time not to exceed 180 days from the effective date of such registration as the Company or the underwriters may specify.

(b)          The Company shall, if so required by the managing underwriters in connection with an underwritten offering of Registrable Shares pursuant to Section 3.01 or 3.02, agree in writing not to effect any sale, disposition or distribution of any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares (other than that included in the registration) without the prior written consent of the representatives of such underwriters for such period of time not to exceed 180 days from the effective date of such registration as the underwriter may specify, except in connection with a stock option plan, stock purchase plan, savings or similar plan, or an acquisition, merger or exchange offer.

SECTION 3.08.     Over-allotment Options. It is understood that in any underwritten offering of Registrable Shares in addition to the shares (the "initial shares") the underwriters have committed to purchase, the underwriting agreement may grant the underwriters an option to purchase a number of additional shares (the "option shares") equal to up to 15% of the initial shares (or such other maximum amount as the Financial Industry Regulatory Authority may then permit), solely to cover over-allotments, if any. In the absence of agreement to the contrary, the number of initial shares and option shares to be sold by the Company and the Holders participating in such offering shall be allocated pro rata among such persons an the basis of the relative number of Registrable Shares each person has requested to be included in such registration.

SECTION 3.09. Preparation: Reasonable Investigation. In connection with the preparation and fling of each registration statement registering Registrable Shares under the Securities Act, the Company will give the Holders participating in such registration and its underwriters, if any, and its counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein are filed with the Commission, and each amendment thereof or supplement thereto, and will give it such access to its books and records and such opportunities to discuss the business of the Company with its of cars and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel to conduct a reasonable investigation within the meaning of the Securities Act.

ARTICLE IV
Miscellaneous

SECTION 4.01. Terms of Agreement: Termination. The term of this Agreement shall terminate with respect to a Holder on the earlier of: (i) seven~~five~~ (7~~5~~) years from the Effective Date; and (ii) when the Registrable Shares held by such Holder can be sold in the United States public market pursuant to an exemption from the registration requirements of the Securities Act and without regard to holding period, volume or manner-of-sale limitations.

SECTION 4.02. Effective Date.  This Agreement shall become effective subject to and only after the fulfillment of each of the following conditions (the date on which this Agreement shall become effective, the "Effective Date"):

(a) A resolution at a general meeting of the shareholders of the Company to approve and adopt this Agreement shall have been dully passed; and

(b) The consummation of the transactions contemplated by the Share Purchase Agreement shall have been occurred.

SECTION 4.03. Specific Performance and Other Equitable Rights. Each of the parties hereto recognizes and acknowledges that a breach by a party or by any assignee thereof of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties hereto hereby waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

SECTION 4.04. Notices. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by telecopier, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(a)           If to the Company, addressed as follows:

Partner Communications Company Ltd.
8 Amal Street
Afeq Industrial Park
Rosh-Ha'ayin 48103
Israel

Attention: Roly Klinger
Telecopier: 054-7814193

with copies to:

Shearman & Sterling

Broadgate West
9 Appold Street
London EC2A 2AP England

Attention:  Richard Price
                                                     George Karafotias
Telecopier:  44-207 655 5500

(b)           If to the Shareholder, addressed as follows:

S.B. Israel Telecom Ltd.

~~Scailex Corporation Ltd.~~
~~48 Ben Zion Galis St,~~
~~Segula Industrial Park,~~
~~Petach Tikva, Israel 49277~~

Attention:  _________________
~~CEO~~
~~Telecopier: 03-930 0424~~

or to such other address as the relevant party may from time to time advise by notice in writing given pursuant to this Section 4.04. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery thereof.

SECTION 4.05. Survival. The several indemnities, agreements, representations, warranties and each other provision set forth in this Agreement or made pursuant hereto shall remain in full force and effect regardless of any investigation (or statement as to the results thereof) made by or on behalf of any party, any director or officer of such party, or any controlling person of any of the foregoing, and shall survive the transfer of any Registrable Shares by the Shareholder, and the indemnification and contribution provisions set forth in Section 3.05 hereof shall survive termination of this Agreement.

SECTION 4.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 4.07. Transfer of Registration Rights. The registration rights of the Shareholder in this Agreement with respect to any Registrable Shares may be transferred to any person acquiring all of the Registrable Shares held by the Holder or a part of the Registrable Shares held by a Holder comprising at least 4.99% of the outstanding Ordinary Shares and the transferee acquires the right to nominate a representative to the board of directors of the Company at the time the transferee acquires such shares; provided, however, that the Company may deny the transfer of such registration rights in any such case if (i) such transfer relates to a sale or other transfer of all of the Registrable Shares to a person who is a competitor of the Company or its subsidiaries in the industry or (ii) any conditions in the last sentence of this Section 4.07 are not met. Each such transfer is contingent on the Shareholder or the transferring person satisfying the following: (i) the Shareholder or transferring person shall have given the Company written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; (ii) such transferee shall have agreed in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement; and (iii) immediately following such transfer the further disposition of such securities by each transferee shall be restricted under the Securities Act.

SECTION 4.08. Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Except as expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

SECTION 4.09. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 4.10. Entire Agreement: Amendments. This Agreement and the other writings referred to herein or delivered pursuant hereto which fore a part hereof contain the entire understanding of the parties with respect is to its subject matter. This Agreement supersedes all prior agreements and understanding among the parties with respect to its subject matter. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument duly executed by each of the parties, which shall be binding on all of the parties

SECTION 4.11. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shat constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

PARTNER COMMUNICATIONS COMPANY LTD.

By:
Name:
Title:

~~SCAILEX CORPORATION~~ S.B. ISRAEL TELECOM LTD.

By:
Name:
Title:

Annex “F”
Partner Communication Company Ltd. Legal Department 8 Amal Street Afeq Industrial Park P.O.Box 435 Rosh Ha'ayin 48103 Israel Tel 972-54-7814191 Fax 972-54-7814193 www.orange.co.il

Dear Mr. ________________	Date: ______________

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has a direct or indirect interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertains to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law of 1999 (the “Israeli Companies Law”), or in relation to a financial sanction ("itzum caspi").

1.4.
Payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) ((52נד(א)(1)(א) of the Israeli Securities Law of 1968 (the "Israeli Securities Law"), including by indemnification in advance.

1.5.
Expenses incurred in connection with a Procedure ("halich"), as defined in Section 56.8(a)(1) (56ח(א)(1)) of the Israeli Securities Law (a "Procedure"), in connection with any of your affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

1.6.	Any other liability or expense indemnifiable under any applicable law.

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner's best interest; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon you; and (v)  a Procedure ("halich").

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.13) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Israeli Companies Law and in the absence of any definition in the Israeli Companies Law, pursuant to the Israeli Securities Law. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, including, ipso facto, as further expanded in the future, and for the purposes for which it was intended. Without derogating from the generality of the foregoing, it is clarified that with respect to any expansion of indemnification that is currently, or will in the future be, permitted by law following incorporation of specific provisions in Partner’s Articles of Association, such expansion be in effect ipso facto even prior to such incorporation, based on Article 34.1 of the Articles of Association, which allows indemnification to the fullest extent permitted by law. In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.13 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons (including, inter alia, officers and directors nominated on behalf of Partner in Subsidiaries) pursuant to all letters of indemnification issued ~~or that may be issued~~ to them by Partner on or after ____ 2013~~in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries)~~, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount under this Section 3.13 (the “Maximum Indemnity Amount”), for any occurrence of an event set out in Schedule I hereto (each, an “Event”), will not exceed ~~the higher of (i)~~ 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment)~~and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).~~; provided, however, that under the circumstances where indemnification for the same Event is to be made in parallel to you under this letter and to one or more indemnified persons under indemnification letters issued (or to be issued) by Partner containing a maximum indemnity amount which is the higher of 25% of shareholders equity and 25% of market capitalization (the "Combined Maximum Indemnity Amount"), the Maximum Indemnity Amount for you hereby shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under any other indemnification letter containing the Combined Maximum Indemnity Amount.

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds. You will return to Partner any amount that you may receive pursuant to this letter, which is based on data or financial results that will later on be found to be erroneous and will be restated in Partner's financial statements, as will be implemented by Partner's Board of Directors.

3.15
~~In the event~~ If the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.13 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time (all, as determined and clarified in Section 3.13 above or in the other applicable indemnification letters), such Maximum Indemnification Amount or ~~such~~ remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any ~~e~~Event the amount for which each individual director~~s~~ or other indemnified person~~s~~ may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the ~~e~~Event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “U.S. Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that Partner has granted (and may grant) indemnification letters with maximum indemnity amounts different from the Maximum Indemnity Amount under this letter (including, without limitation, the Combined Maximum Indemnity Amount) and consequently, the beneficiaries of those indemnification letters may receive higher indemnification amounts than me, and I will have no claim against Partner in that respect. I am also aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwithstanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.

Signature: _____________

Name:  ________________

Date:  ________________

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

Without limiting the generality of the foregoing, Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005, shelf registration in 2009, private offering of debt securities in 2009, public offering of debt securities in 2010, private offering of debt securities in 2011, public offering of debt securities in 2011 and shelf registration in 2012.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of Section 1 of the Israeli Companies Law, including negotiations for entering into a Transaction or an Activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a Transaction or Activity.

6.
Investments which Partner and/or its Subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger acquisition or other business combination or restructuring, or any such proposed transaction and any decision related to it (by Partner or another person) of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, or any dissolution, receivership, creditors' arrangement, stay of proceeding or any similar proceeding, of Partner, any of its Subsidiaries and/or any of its affiliates.

8.
Tender offers for Partner's securities, including in connection with Partner's Board of Directors' opinion regarding a Special Tender Offer as defined in the Israeli Companies Law or refraining from such opinion.

9.
Labor relations and/or employment matters in Partner, its Subsidiaries and/or its affiliates and trade relations of Partner, its Subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

10.	The testing of products developed and/or marketed by Partner, its Subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

11.
The intellectual property of Partner, its Subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

12.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its Subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

13.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

14.	Any Distribution (“haluka” - as defined in the Israeli Companies Law).

Without limiting the generality of the foregoing, any share repurchase and distribution of dividends, including, without limitation, in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008, 2009, 2010 (including the special dividend distribution as of March 2010, approved by the District Court), 2011 and 2012.

15.	Taking part in or performing tenders.

16.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

17.	An act in contradiction to the Articles of Association or Memorandum of Partner.

18.	Any action or omission in connection with voting rights in Partner.

19.	Any action or decision in relation to work safety and/or working conditions.

20.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

21.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

22.	A payment to the harmed party as a result of a violation set forth in Section 52.54(a)(1)(a) (52נד(א)(1)(א)) of the Israeli Securities Law.

23.	Negotiation for, signing and performance or non-performance of insurance policies.

24.
Events associated with the drawing up and/or approval of financial statements, including the acts or omissions relating to the adoption of financial reports (including International Financial Reporting Standards IFRS), preparation and signing Partner's financial statements, consolidated or on a sole basis, as applicable, as well as the editing or approval of the Directors' report or business plans and forecasts, providing an estimate of the  effectiveness of Partner's internal controls and other matters in connection with the financial statements and Directors' report and provision of statements relating to the financial statements.

25.	Events associated with business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

26.
Reporting and/or filing of applications or reports, under any applicable law (including immediate reports, periodic or other), disclosure, messaging, providing (or failure to provide) information, statements, declarations, evaluations, presentations, opinions, reviews, requests for approval, or otherwise to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

27.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

28.	Investigations conducted against you by any governmental or quasi-governmental authority.

29.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law of 1982, any of Partner’s licenses, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte. Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	All matters relating to a potential sale of Partner’s securities by Scailex Corporation Ltd., any affiliates thereof or any other Material Shareholder (“ba’al menaya mahuti”) of Partner.

32.	Transactions or agreements entered into between Partner and any of its shareholders or between shareholders of Partner.

33.	Transfer of information to shareholders or potential shareholders of Partner, including Interested Parties.

34.	All matters relating to breach of Partner contracts.

35.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

36.
Establishment, registration, administration, or making use of registries and information databases, including as required by the provisions of the Protection of Privacy Law of 1981 (including regulations, orders, directives, rules or provisions and instructions) issued by any competent authority or by virtue of those authorities and any decision or other action relating to said law.

37.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

38.
A payment or non-payment to any governmental authority under any applicable law, including the payment of income tax, sales tax, betterment tax on real estate, transfer taxes, excise, value added tax, stamp tax, customs, National Insurance payments, municipal levies, royalty fees or any other fees, levies, financial sanction ("itzum caspi") in connection with any of Partner’s licenses, and including any kind of fines, interest and linkage increments.

39.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

40.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

41.	Any of the foregoing events, as it may relate to 012 Smile Telecom Ltd. or to any company in which it has a direct or indirect interest.

In each of the events specified above, including, without limitation, in connection with documents relating to these matters, and in connection with actions or decisions relating to these matters, and in connection with representations and undertakings made relating to these matters, including, without limitation, such representations and undertakings made towards third parties (including, without limitation, governmental authorities) or towards Partner or anyone on its behalf (including, without limitation, advisors, such as accountants, lawyers, etc.).

In each of the events specified above, reference to any action includes also failure to perform an action (omission) or performing it poorly (including, without limitation, non- performance of an action required under law or performing it in a poor manner that does not comply with the legal requirements), and including, without limitation, making a decision; in each case, unless the context in a specific item above does not allow this interpretation.

Annex “G”

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Non of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3.

1 Amendment No. 52
2 Amendment No. 3

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

3 Amendment No. 4

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8. Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25
5 Amendment No. 9
6 Amendment No. 28
7Amendment No. 31
8 Amendment No. 31
9 Amendment No. 25
10 Amendment No. 31

22.
Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

11 Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the Ministry of Communications document 62/05-4031 dated 13 March 2005

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8	The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.	Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION OF THE BINDING
HEBREW VERSION OF THE DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: June 20, 2013

Partner Communications Company Ltd.
Deed of Vote

Part I
In accordance with the Companies Regulations (Deeds of Vote and Position Notices)
(2005)

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Annual General Meeting (the “AGM”) will be held on Thursday, July 25, 2013 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is +972-54-781-4191.

Pursuant to the Israeli Companies Law (1999) (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005) (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 4-7 on the agenda by a Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items no. 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the Shareholders’ convenience, below are the items 1-3  on the agenda, which are not subject to the Regulations Procedure:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2012, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2012; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2012 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure:

Set forth below is a summary of the proposed resolutions that may be voted on by the Deed of Vote:

4.
Aprroval of the re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg (collectively, the “Appointed Directors”); approval that no change will be made to the compensation terms of the Appointed Directors (not including Mr. Shlomo Rodav) and of Ms. Osnat Ronen and that the Appointed Directors and Ms. Osnat Ronen will continue to benefit from the Company's D&O insurance policy; approval and ratification (subject to the adoption of Resolution 7 below) of indemnification of the Appointed Directors (not including Mr. Arie Steinberg) and approval that the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie Steinberg will continue in full force and effect.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association, and shall serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.

In accordance with Section 22.3A of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, and notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 8, 2009. Ms. Ronen has been a director in the Company since December 2009 and is currently a member of the Security Committee. Ms. Ronen served as a General Partner of Viola Private Equity from January 2008 until March 2013. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group, where she was responsible for the Group’s Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, Ms. Ronen served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen served on the Boards of Directors of the following companies: the Paz Group, Direct-I.D.I. Insurance Company Ltd., Leumi Card Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently Ms. Ronen serves as a director on the Board of Directors of the following companies: Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd. and Fox-Wizel Ltd. Ms. Ronen holds a B.Sc. degree in mathematics and computer science and an M.B.A. degree, both from Tel Aviv University.To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law (1968) (the“Israeli Securities Law”) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which becomes vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, in accordance with the Share Purchase Agreement entered into on November 30, 2012 between Scailex Corporation Ltd. (“Scailex”), and S.B. Israel Telecom Ltd. (“S.B.”; the “Share Purchase Agreement”), the Board of Directors has elected Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Elon Shalev, as of January 29, 2013, as directors of the Company (the “New Directors”). The service of the New Directors was recommended by S.B. As reported in 2012 by Scailex, S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them). Additionally, subject to the provisions of any law, S.B. and Scailex agreed to take all action, including their voting power in the shareholders meetings of Partner, to ensure that the composition of Partner's Board of Directors will generally be: a majority of candidates recommended by S.B. and two candidates recommended by Scailex (as long as the cumulative holdings of Scailex and its related parties in Partner is equal to 10% or more of Partner's share capital, or one candidate if such holdings are less than 10% but equal to or greater than 5%, or no candidate if such holdings are less than 5%).

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is hereby made to the service of Ms. Osnat Ronen as a Qualified Israeli Director, to the service of Mr. Barry Ben-Zeev (Woolfson) as an external director (Dahatz) of the Company and to the service of  Dr. Michael Anghel as an external director (Dahatz) of the Company.

Mr. Shlomo Rodav, Dr. Michael Anghel, Mr. Ilan Ben-Dov, Mr. Barry Ben-Zeev (Woolfson), Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Ms. Osnat Ronen, Mr. Yoav Rubinstein, Mr. Yahel Shachar and Mr. Arie Steinberg were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Anghel, Mr. Ben-Zeev (Woolfson), Ms. Ronen and Mr. Steinberg also qualify as independent directors according to U.S. law and under the Israeli Companies Law and regulations promulgated thereunder (bilty taluy).

The Compensation Committee and Board of Directors have noted the respective personal interests of the Appointed Directors and of Ms. Osnat Ronen in this matter. In addition, the Compensation Committee and Board of Directors have resolved and recommended to the shareholders at the AGM to approve that (a) no change will be made to the compensation of the Appointed Directors (not including Mr. Shlomo Rodav) and Ms. Osnat Ronen, commencing from the close of the AGM, for their respective services to the Company as directors, which is equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (100% thereof for participation in person, 60% thereof by means of communication, or 50% thereof in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand, payable according to the representative exchange rate on the payment date) as previously approved by the shareholders, (the “Compensation”); (b) no change will be made to the reimbursement of reasonable expenses in connection with the performance of ther role of each of the Appointed Directors (not including Mr. Shlomo Rodav) and Mr. Osnat Ronen; and (c) as previously approved by the shareholders, the Appointed Directors and Ms. Osnat Ronen will continue to benefit from the Company's D&O insurance policy.

In addition, the Compensation Committee and Board of Directors have approved and ratified, and recommended to the shareholders at the AGM, to approve and ratify that  subject to the adoption of the pertinent part of Resolution 7 below, indemnification letters will be granted to the Appointed Directors (except for Mr. Arie Steinberg whose indemnification letter and that of Ms. Osnat Ronen will continue in full force and effect).

It should be noted that the proposed compensation for the Company's directors is in accordance with the proposed Compensation Policy, as set out in clause 5 below, and is in line with Amendment No. 20 to the Israeli Companies Law and that several factors were considered (in line with Amendment No. 20), all as detailed in the Proxy Statement.

Shlomo Rodav was appointed to the Board of Directors of Partner effective as of January 29, 2013, following which he was appointed as Chairman of the Board of Directors and is currently a member of the Security Committee. Mr. Rodav has served since 1990 and until 2007 as Chairman of the Board of Directors and as of 2007 as a director of Kerur Holdings Ltd., Jafora-Tabori Ltd., Tapugan Industries Ltd. (in Tapugan until 2011) and Israel Lighterage & Supply Co. Ltd. and as a director on the Board of Directors of Metzad Ateret Ltd. From 1994 until 2011 Mr. Rodav served as a director and CEO of Waste Management Israel Ltd. and from 2000 until 2003 as a director and CEO of InirU Israel Ltd. and InirU Wireless Inc. From 2003 to 2005, Mr. Rodav served as Chairman of the Board of Directors and CEO (CEO during 2004-2005) of Gilat Satellite Networks Ltd. Between 2007 and 2011, he served as Chairman of the Board of Directors of Bezeq Israel Telecommunication Company Ltd., Pelephone Communications Ltd., Bezeq International Company Ltd., Bezeq Online Ltd., DBS Satellite Services (1998) Ltd. (yes), and Walla Ltd. and between 2011 and 2012 as Chairman of the Board of Directors of Tnuva Ltd., and its subsidiaries. Mr. Rodav holds a B.A. in Economics from Tel-Aviv University and an M.B.A. degree from Columbia University. To the best knowledge of the Company and the Company's Directors, Mr. Rodav is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Shlomo Rodav was born on 27.10.1949; I.D. No. 030596860; Citizenship: Israeli; Residing at: 5 Kerem Hazaitim Street, Savion.

Ilan Ben-Dov was appointed to the Board of Directors of Partner in October 2009 and served as Chairman of the Board of Directors of the Company since November 1, 2009 until January 29, 2013. Mr. Ben-Dov serves as Chairman of the Board of Directors of Scailex Corporation Ltd. and Suny Electronics Ltd. and previously had served as Suny's Joint Chief Executive Officer for approximately fifteen years (until May 2009). He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben-Dov Investments Ltd., I. Ben-Dov Investments Ltd., Harmony (Ben-Dov) Ltd., and of subsidiaries of Suny. Mr. Ben-Dov served as Chairman of the Board of Directors of Tao Tsuot Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben-Dov is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Ben-Dov was born on 16.1.1957; I.D. No. 054676168; Citizenship: Israeli; Residing at: 14 Mishmar ha-Gvul Street, Tel Aviv.

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia; a member of the Board of Commissioners of MNC Ltd., an Indonesian media company; and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in Economics and Management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Chesnoff is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Adam Chesnoff was born on 15.11.65; I.D. No. 022113567; Citizenship: Israeli; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067).

Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013.  Mr. Gluckman serves as the Chief Financial Officer of Saban Capital Group, Inc. In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience prior to joining Saban Capital Group includes international and domestic advisory work in the London and Southern California practices of Deloitte.  Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations. Mr. Gluckman is a CPA and holds a BS in Economics from Wharton Business School and studied at the Hebrew University in Jerusalem. To the best knowledge of the Company and the Company's Directors, Mr. Gluckman is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Fred Gluckman was born on 18.1.71; US Passport. No. 476328008; Citizenship: American; Living in California, USA (His address for service of process is Saban Capital Group, 10100 Santa Monica blvd., LA, CA 90067.

Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Jaisinghani is a Director at Saban Capital Group, Inc. (“SCG”), is responsible for its principal investment activities in Asia and is head of its Singapore office. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee. Mr. Jaisinghani played a key role in SCG’s investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee. Mr. Jaisinghani was also involved with SCG’s controlling investment in Bezeq Telecommunications Company Ltd. until its sale in April 2010. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University's Kelley School of Business. To the best knowledge of the Company and the Company's Directors, Mr. Sumeet Jaisinghani is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Sumeet Jaisinghani was born on 1.10.84; US Passport. No. 480408618; Citizenship: American; Living in Singapore (His address for service of process is Saban Capital Group (Asia) Pte. Ltd., 12 Marina Boulevard, #17-01, Marina Bay Financial Centre, Tower 3, Singapore 018982).

Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya. To the best knowledge of the Company and the Company's Directors, Mr. Yoav Rubinstein is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Yoav Rubinstein was born on 7.5.73; I.D. No. 016447153; Citizenship: Israeli; Residing at: 4 Hatziporen Street, Ramat Hasharon.

Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (yes), Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Saban is a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Arieh Saban was born in 1947; I.D. No. 064902083; Citizenship: Israeli; Residing at: 59 Kaplan Street, Herzaliya.

Yahel Shachar was appointed to the Board of Directors of Partner in October 2009 and is currently a member of the Security Committee. Mr. Shachar has served for the last six and a half years as Chief Executive Officer of Scailex Corporation Ltd. (he joined Scailex in December 2001 as Chief Financial Officer) and for the last three years as the Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar serves as Chairman of the Board of Directors of Tapuz Anashim Ltd. Before joining Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University, an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations. To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Yahel Shachar was born on 15.3.1962; I.D. No. 057484826; Citizenship: Israeli; Residing at: 9 Rothschild Street, Kiryat-Ono.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Shalev serves as Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to Saban Capital Group. Mr. Shalev was the founder of Channel 2 news and from 1993 to 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and from 2000-2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group. From 2004-2012, Mr. Shalev served as Chairman of the Board of Directors of Logia Ltd., a mobile content solutions provider. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. degree in Political Science from Tel Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Shalev is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Mr. Elon Shalev was born on 26.7.51; I.D. No. 050705276; Citizenship: Israeli; Residing at: 70 Yeshua Ben Nun Street, Tel-Aviv.

Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012 and is currently a member of the Audit Committee and the Compensation Committee. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999 - 2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group as well as a director of Maalot - Israel’s rating company (business partner of S&P). Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co., owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Steinberg is not a Family Member of another Interested Party (as both terms are defined in the Israeli Securities Law) in the Company. Arie Steinberg was born on 28.1.1965; I.D. No. 059222661; Citizenship: Israeli; Residing at: 8 Yiftach Street, Ramat Hasharon.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED: to re-elect Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie Steinberg, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED: to approve that (A) no change will be made to the Compensation of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; (B) no change will be made to the reimbursement of reasonable expenses of the directors listed above;  and (C) the directors listed above and Mr. Shlomo Rodav will continue to benefit from the Company's D&O insurance policy;

(iii)
RESOLVED: to approve that (A) no change will be made to the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) no change will be made to the reimbursement of reasonable expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's D&O insurance policy; and (D) the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie Steinberg will continue in full force and effect;

(iv)
RESOLVED: to approve and ratify, subject to the adoption of the pertinent part of Resolution 7 below, the grant of an indemnification letter to Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; and

(v)	RESOLVED: these resolutions are in the best interest of the Company.”

5.	Approval of a compensation policy for the Company's office holders.

The Israeli Companies Law, which was recently amended by Amendment No. 20 (“Amendment 20”), has substantially altered the manner in which directors and other Office Holders are compensated (as such term is defined in the Israeli Companies Law, each an "Office Holder") by Israeli companies, such as the Company.

It is hereby proposed to adopt, pursuant to Amendment 20, a compensation policy for the Company's Office Holders, substantially in the form attached to the Proxy Statement, distributed with this Deed of Vote (the "Proxy Statement") as Annex “C” (the "Compensation Policy” or the "Policy”).  For the shareholders' convenience, attached to the Proxy Statement as Annex “D” is an English convenience translation of the binding Hebrew Policy. The summary below is qualified in its entirety by reference to the description in the Proxy Statement and the full text of the Compensation Policy. For further details, refer to the Proxy Statement and the Compensation Policy. Capitalized terms referring to the Compensation Policy that are not defined herein, shall have the respective meanings ascribed to them in the Proxy Statement or the Compenation Policy, unless the context requires otherwise.

The Terms of Office and Employment of the Company's Office Holders are to be determined on the basis of the Compensation Policy (the “Compensation" or the “Compensation Plan”) and shall be submitted for approval by the Compensation Committee, the Board of Directors and, if applicable, shall be submitted for approval by the General Meeting of shareholders, as required under the Israeli Companies Law.

The purpose of the Policy is to set guidelines for the manner of compensation of the Company's Office Holders. The Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of activities. The Company designed the compensation mechanism for Office Holders in a manner intended to encourage improvement in the Company’s business processes and mode of operation and to encourage the increase of the Company’s profitability over time. The Policy was set in a manner that will be congruent with the Company’s business strategy and will constitute an incentive to implement it, and in a manner designed to enhance the Office Holders’ sense of identification with the Company and its activities, increase their satisfaction and motivation and ensure that the Company can retain those Office Holders who have been contributing to the Company over time. The Policy prescribes an outline of principles whereby a Compensation Plan shall be defined for each of the Office Holders, which is generally comprised of three components – Ongoing Remuneration, annual Bonus and Equity Compensation, all pursuant to the principles specified in the Policy. Further details regarding the principles for and outline of Office Holders' personal Compensation Plans and of various Compensation components are detailed in the Policy.

As reported in 2012 by Scailex, S.B. and Scailex (and their respective affiliates) are generally voting in a unified manner (according to a majority vote among them).

The Compensation Committee and Board of Directors have respectively resolved: (i) to adopt the Compensation Policy and to recommend to the shareholders to  approve it; (ii) that the Policy is based on principles that will enable a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time and that adoption of the Policy is important to advance the Company’s objectives, with a long-term perspective, at a challenging time in the Israeli communication market; and (iii) that these resolutions are in the best interest of the Company.

The Compensation Committee and Board of Directors have noted the respective personal interests of all the directors in this matter.

It is proposed that at the AGM the following resolutions be adopted:

RESOLVED: to approve the Compensation Policy for Office Holders substantially in the form attached to the Proxy Statement as Annex “C”; and

RESOLVED: this resolution is in the best interest of the Company.”

6.	Approval of a Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd.

On October 28, 2009, following the change of control in the Company from Advent Investments Pte. Ltd. (“Advent”) to Scailex, the Company entered into a Registration Rights Agreement with Scailex, based on and substantially similar to the Registration Rights Agreement that the Company entered into with Advent and other principle founding shareholders in 1999 (the “Existing RRA”). The Existing RRA was approved  by the general meeting of shareholders.

According to the Existing RRA, the Company granted its Holders (as this term is defined in the Existing RRA) a right to require the Company to register Ordinary Shares held by them under the US Securities Act of 1933 (the “US Securities Act”). According to the Existing RRA, upon request from any of the Holders (the "Demand Right"), the Company will file a registration statement under the US Securities Act to register the Ordinary Shares held by them, subject to a maximum request of one Demand Right in any six-month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the Existing RRA. The minimum amount of shares that must be included in any registration that can be requested under the Existing RRA is 2.65% of the outstanding shares. The Company has also granted to the Holders the right to request to include their Ordinary Shares for registration should the Company request to register its Ordinary Shares.

The Existing RRA will terminate, with respect to each of the Holders, upon the earlier of (i) October 27, 2014 and (ii) when the Registerable Shares held by such Holders can be sold in the United States public market pursuant to an exemption from the registration requirements of the U.S. Securities Exchange Act of 1934, without regard to a holding period, volume or manner-of-sale limitations.

Following the change of control transaction between Scailex and S.B., it is proposed that the Company will enter into an agreement that will provide S.B. registration rights (the “Proposed RRA”). The terms and conditions of the Proposed RRA are based on the Existing RRA and are similar to it, except for certain amendments set out in the Proxy Statement and in Annex "E" to the Proxy Statement. This summary is qualified in its entirety by reference to the description in the Proxy Statement.

Scailex informed the Company, that under the terms of the Share Purchase Agreement between Scailex and S.B., the parties agreed that subject to any applicable law, each of Scailex and S.B. undertakes at all times to affirmatively vote all of their shares for the approval of the Registration Rights Agreement, as may be amended from time to time.

The Audit Committee and Board of Directors have noted the respective personal interests of the New Directors that, as stated above, were nominated by S.B. and of the directors nominated by Scailex (Mr. Ilan Ben-Dov and Mr. Yahel Shachar) in this matter.

The Audit Committee and the Board of Directors approved, and recommended to the shareholders to approve, the Proposed RRA and resolved that the Proposed RRA is in the best interest of the Company since it will help to facilitate an orderly disposal of the Company's shares by the shareholder who will become a beneficiary of the Proposed RRA in consultation and coordination with the Company and will allow the Company to regulate disposals by such a shareholder not during "blackout" periods, as well as when the Company offers shares in the market at its initiative.

It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED: to approve the Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd.; and

RESOLVED: this resolution is in the best interest of the Company.”

7.
Approval and ratification of the grant of Indemnification Letters to the following directors: (i) Mr. Shlomo Rodav, (ii) Mr. Ilan Ben-Dov, (iii) Mr. Adam Chesnoff, (iv) Mr. Fred Gluckman, (v) Mr. Sumeet Jaisinghani, (vi) Mr. Yoav Rubinstein, (vii) Mr. Arieh Saban, (viii) Mr. Yahel Shachar and (ix) Mr. Elon Shalev ("Indemnified Persons").

The Israeli Companies Law and the Company’s Articles of Association authorize the Company to undertake in advance to indemnify directors and other office holders of the Company for liabilities or expenses they will incur, as a result of an action or inaction by them in their capacity as a director or office holder of the Company.

On October 22, 2009, the shareholders of the Company approved the grant of an indemnification letter to each of the Company's then current and future directors. On May 8, 2012, the shareholders of the Company approved the grant of a revised indemnification letter (the “New Indemnification Letter”), to certain directors currently serving on the Board of Directors. The grant of the New Indemnification Letter to the directors affiliated with Scailex (the controlling shareholder) was not approved by the required majority.

At the Extraordinary General Meeting held on April 11, 2013 (the “EGM”), the Company proposed to issue the New Indemnification Letter (to which a number of clarifications were added) to the New Directors and the directors on behalf of Scailex. In light of reservations raised at the EGM, the grant of the New Indemnification Letter to the said directors was not approved by the required majoritiy.

In light of the above, the Company is hereby proposing to grant to each of the Appointed Directors (not including Mr. Arie Steinberg) serving as the Company's director, or as a director or office holder on behalf of the Company in other companies ("Indemnified Persons") a revised indemnification letter, substantially in the form attached to the Proxy Statement as Annex “F” (the “Revised Indemnification Letter”), effective as of January 29, 2013, except with respect to the indemnification letters of Mr. Ilan Ben-Dov and Mr. Yahel Shachar, which will be effective as of April 28, 2013 (the date of expiration of their previous indemnification letters).

According to the Revised Indemnification Letter, the aggregate indemnification amount payable by the Company to the Indemnified Persons and all other indemnified persons pursuant to all letters of indemnification to be issued  by the Company on or after July 25, 2013, which indemnification letters include a maximum indemnity amount substantially similar to the Maximum Indemnity Amount in the Revised Indemnification Letter, for any occurrence of an event set out in Schedule I to the Revised Indemnification Letter, will not exceed 25% of shareholders equity according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment (“Maximum Indemnity Amount”).

The Revised Indemnification Letter is annotated to show changes made from the version of the New Indemnification Letter that was approved by the shareholders in May 2012.

It should be noted that the relevant factors in line with Amendment No. 20 were considered in this matter. This summary is qualified in its entirety by reference to the description in the Proxy Statement.

The Compensation Committee and the Board of Directors have approved and ratified, and recommended to the shareholders to approve and ratify, the grant of the Revised Indemnification Letter to each Indemnified Person, resolved that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of the Company's current activities, and resolved that such resolutions are in the best interest of the Company. The Compensation Committee and the Board of Directors have noted that the directors who are Indemnified Persons have a Personal Interest in this matter.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Shlomo Rodav and to provide him with the Revised Indemnification Letter;

(ii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Ilan Ben-Dov and to provide him with the Revised Indemnification Letter;

(iii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Adam Chesnoff and to provide him with the Revised Indemnification Letter;

(iv)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Fred Gluckman and to provide him with the Revised Indemnification Letter;

(v)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Sumeet Jaisinghani and to provide him with the Revised Indemnification Letter;

(vi)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yoav Rubinstein and to provide him with the Revised Indemnification Letter;

(vii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Arieh Saban and to provide him with the Revised Indemnification Letter;

(viii)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Yahel Shachar and to provide him with the Revised Indemnification Letter; and

(ix)	RESOLVED: to approve and ratify the Company’s undertaking to indemnify Mr. Elon Shalev and to provide him with the Revised Indemnification Letter.

RESOLVED: with respect to each item above, that the Maximum Indemnity Amount is reasonable given the circumstances and that the indemnification events listed in Schedule I of the Revised Indemnification Letter are anticipated in light of Partner's current activities.

RESOLVED: that these resolutions are in the best interest of the Company.”

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on June 20, 2013.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following prior coordination at telephone number +972-54-7814191, until the time of the EGM, convened to approve the item on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for each of the items on the agenda:

The required majority required for the approval of item no. 1 on the agenda, which is not subject to the Regulations Procedure, and for items 4(i) and 4(iii) on the agenda, which are subject to the Regulations Procedure, is the majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating in the AGM and voting on the matter. No vote is required in connection with the discussion of items 2-3 on the agenda.

The required majority required for  the approval of items no. 4(ii), 4(iv), 5, 6 and 7(i)-7(ix) on the agenda, which are subject to the Regulations Procedure, is a majority of the Ordinary Shares participating in the AGM and voting on the matter; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not constituting Controlling Parties (as stated in the Israeli Companies Law), “Controlling Parties”) in the Company, or those having a Personal Interest (as defined in the Israeli Companies Law, a “Personal Interest”) in the approval of the pertinent item, participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company.

Notice of disclosure in respect of a Controlling Party Interest or a Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether the shareholder is a Controlling Party or has a Personal Interest in the resolution. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items no. 4(ii), 4(iv), 5, 6 and 7(i)-7(ix)on the agenda.

A shareholder is required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

A Deed of Vote submitted by shareholders who hold their shares through a member in the Tel-Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. A Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than 72 hours prior to the time of the AGM.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position notice” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices by the shareholders in respect of items no. 4-7 on the agenda is: July 6, 2013.

The deadline for submission of the Board of Directors’ response to Position Notices (if any) is: July 13, 2013.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il
Tel Aviv Stock Exchange website: www.maya.tase.co.il
U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of the Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or he is interested in receipt of Deeds of Vote by mail (for charge). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of June 19, 2013 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,782,627 Ordinary Shares (excluding treasury shares).

As of June 19, 2013, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,047,691 Ordinary Shares (excluding treasury shares).

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda which is subject to the Regulations Procedure (items no. 4-7), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding item no. 1 on the agenda, which is not subject to the Regulations Procedure, may be marked in the second part of this document. No vote is required in connection with the discussion of items 2-3 on the agenda.

Partner Communications Company Ltd.

Date: _______, 2013

Addendum

Deed of Vote - Part II

In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)
The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Roly Klinger, Adv., Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)
Company’s registration number: 52-004431-4
Time of the meeting: Thursday, July 25, 2013 at 10:00 Israel time.
Type of meeting: Annual general meeting
The Record Date: June 26, 2013

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
    Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”b?
		For	Against	Abstain	Yesc	No
1)
Approval of the re-appointment of the Company’s auditor, Kesselman & Kesselman, as the auditor of the Company for the period ending at the close of the next annual general meeting.
This item is not subject to the Regulations Procedure.

Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2012, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2012.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2012 and the report of the Board of Directors for such period.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
4) (i)
Approval of the re-election of Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie Steinberg, to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.
Irrelevant

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”b?
		For	Against	Abstain	Yesc	No
(ii)
Approval that (A) no change will be made to the Compensation of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; (B) no change will be made to the reimbursement of reasonable expenses of the directors listed above;  and (C) the directors listed above and Mr. Shlomo Rodav will continue to benefit from the Company's D&O insurance policy.

(iii)
Approval that (A) no change will be made to the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) no change will be made to the reimbursement of reasonable expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's D&O insurance policy; and (D) the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie Steinberg will continue in full force and effect.
Irrelevant
(iv)
Approval and ratification, subject to the adoption of the pertinent part of Resolution 7 below, of the grant of an indemnification letter to each of the following directors: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev.

This item is subject to the Regulations Procedure.

Item No.	Subject of the Resolution	Vote1			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”2?
		For	Against	Abstain	Yes3	No
5)	Approval of a compensation policy for the Company's Office Holders. This item is subject to the Regulations Procedure.
6)	Approval of a Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd. This item is subject to the Regulations Procedure.
7)	Approval and ratification of the grant of Indemnification Letters to the following directors:
(i)	Shlomo Rodav
(ii)	Ilan Ben-Dov
(iii)	Adam Chesnoff
(iv)	Fred Gluckman
(v)	Sumeet Jaisinghani
(vi)	Yoav Rubinstein
(vii)	Arieh Saban
(viii)	Yahel Shachar
(ix)	Elon Shalev
This item is subject to the Regulations Procedure.

Regarding the resolution on items no. 4(ii), 4(iv), 5, 6 and 7(i)-7(ix) why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company?
_________________________________________________________________________________________________
_________________________________________________________________________________________________
_________________________________________________________________________________________________

Deeds of Vote submitted by shareholders who hold their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.
Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified, the vote shall be disqualified)4:

•	Yes. I approve the declaration below.
•	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”); or (ii) any other license granted, directly or indirectly, to Partner5.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “G” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ___________ Title: __________________ Date: __________________

a	If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b
Kindly provide details regarding the nature of your Personal Interest in the resolution, or why you constitute a Controlling Party in the Company, at the designated space after the table. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in a company does not give rise to a “Personal Interest.” “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person holds half or more of a of certain type of means of control in a company (the right to vote in the shareholders general meeting or in a similar organ in another corporation or the right to appoint directors of the company or its general manager).

c
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the Personal Interest or the Controlling Party Interest, or an X is marked in both columns, the vote shall be disqualified.

d
In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

e
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

DEED OF AUTHORIZATION

To:	Partner Communications Company Ltd. (the “Company”)

Attn:	Roly Klinger, Adv., Company Secretary

Re:   Annual General Meeting of Shareholders to be held on
Thursday, July 25, 2013 (the "Meeting")

I, the undersigned1, _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment thereof, until I shall otherwise notify you.

I declare and detail in the designated space below, in connection with the resolution on items no. 4(ii), 4(iv), 5, 6 and 7(i)-7(ix) whether I have a “Personal Interest” in the pertinent resolution, or whether I am a “Controlling Party” in the Company:4

1	Name of shareholder.

2
A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number of shares held by him.

3	In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country in which the passport was issued.

4
Kindly provide details regarding the nature of your Personal Interest in the resolution, or why you constitute a Controlling Party in the Company, at the designated space after the table (on page 4). “Personal Interest” is defined in Section 1 of the Israeli Companies Law (1999) (the “Israeli Companies Law”) as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of a person's relative and the personal interest of an entity in which the person or the person's relative is an interested party. Holding shares in a company itself does not give rise to a “Personal Interest”. “Personal Interest” includes, without limitation, a personal interest of a person voting by proxy which was given by another person, even if the other person does not have a personal interest, and a person voting on behalf of a person having a personal interest will be deemed as having a personal interest, whether the voting discretion is in the voter’s hands or not. The Israeli Companies Law refers to the definition of “Control” in Section 1 of the Israeli Securities Law (1968), defining "Control" as the ability to direct the activity of a company, except for ability stemming only from being a director or holding another position in that company, and it is presumed that a person is controlling a company if said person holds half or more of a of certain type of means of control in a company (the right to vote in the shareholders general meeting or in a similar organ in another corporation or the right to appoint directors of the company or its general manager).

Item No.	Subject of the Resolution	Vote5			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”4?
		For	Against	Abstain	Yes6	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.
This item is not subject to the Regulations Procedure.7
Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2012, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2012.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2012 and the report of the Board of Directors for such period.
This item is not subject to the Regulations Procedure.
		Irrelevant			Irrelevant

5	If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

6
If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide details regarding the nature of the Personal Interest or the Controlling Party Interest, or an X is marked in both columns, the vote shall be disqualified.

7
Pursuant to the Israeli Companies Law and the Israeli Companies Regulations (Deeds of Vote and Position Notices) (2005), shareholders who will not attend the meeting in person may vote with respect to items no. 4(ii), 4(iv), 5, 6 and 7 on the agenda by the Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and these regulations (the “Regulations Procedure”).

2

Item No.		Subject of the Resolution	Vote5			In respect of transaction’s approval pursuant to sections 255, 267A and 275 - do you have a “Personal Interest” in the resolution or constitute a “Controlling Party”4?
			For	Against	Abstain	Yes6	No
4)	(i)
Approval of the re-election of Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubenstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Elon Shalev and Mr. Arie (Arik) Steinberg to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.
Irrelevant
(ii)
Approval that (A) no change will be made to the Compensation of Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubenstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev; (B) no change will be made to the reimbursement of expenses of the directors listed above;  and (C) the directors listed above and Mr. Shlomo Rodav will continue to benefit from the Company's D&O insurance policy.

(iii)
Approval that (A) no change will be made to the Compensation of Ms. Osnat Ronen and Mr. Arie Steinberg; (B) no change will be made to the reimbursement of expenses of Ms. Osnat Ronen and Mr. Arie Steinberg; (C) Ms. Osnat Ronen and Mr. Arie Steinberg will continue to benefit from the Company's D&O insurance policy; and (D) the indemnification letters granted to Ms. Osnat Ronen and Mr. Arie Steinberg will continue in full force and effect.
Irrelevant
(iv)
Approval and ratification, subject to the adoption of the pertinent part of Resolution 7 below, of the grant of an indemnification letter to each of the following directors: Mr. Shlomo Rodav, Mr. Ilan Ben-Dov, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubenstein, Mr. Arieh Saban, Mr. Yahel Shachar and Mr. Elon Shalev.

This item is subject to the Regulations Procedure.

3

5)	Approval of a compensation policy for the Company's office holders. This item is subject to the Regulations Procedure.
6)	Approval of a Registration Rights Agreement between the Company and S.B. Israel Telecom Ltd. This item is subject to the Regulations Procedure.
7)	Approval and ratification of the grant of Indemnification Letters to the following directors:
	(i)	Shlomo Rodav
	(ii)	Ilan Ben-Dov
	(iii)	Adam Chesnoff
	(iv)	Fred Gluckman
	(v)	Sumeet Jaisinghani
	(vi)	Yoav Rubinstein
	(vii)	Arieh Saban
	(viii)	Yahel Shachar
	(ix)	Elon Shalev
This item is subject to the Regulations Procedure.

In connection with the resolutions on items no. 4(ii), 4(iv), 5, 6 or 7(i)-7(ix) why do I have a “Personal Interest” in the resolutions, or why do I constitute a “Controlling Party” in the Company?
______________________________________________________________________________________________________________________________________________________
___________________________________________________________________________

4

You must mark one of the following two boxes (if an X is not marked in either box, or if an X is marked in both boxes, or if an X is marked in the NO box but no number of shares is provided, the vote may be disqualified)8:

•	Yes. I approve the declaration below.
•	No. I do not approve the declaration below. I hold, together with others, ________ Ordinary Shares of Partner.

I declare that my holdings and my vote DO NOT require the consent of the Israeli Minister of Communications pursuant to (i) Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)9; or (ii)  any other license granted, directly or indirectly, to Partner10.

Date: _____________	__________________________
Signature

Name (print):_______________ Title: _____________________

8
In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

9	A translation of sections 21-24 of the License is attached as Annex “G” to the Proxy Statement distributed with this Deed of Authorization.

10
Under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications of the State of Israel may be required for holding of 5% or more of Partner's means of control.

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: June 24, 2013